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As filed with the Securities and Exchange Commission on July 30, 2003

Registration No. 333-104618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cincinnati Bell Inc.
(Exact name of registrant as specified in its charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	4813 (Primary Standard Industrial Classification Code Number)	31-1056105 (I.R.S. Employer Identification Number)
201 East Fourth Street Cincinnati, Ohio 45202 (513) 397-9900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey C. Smith, Esq.
Chief Human Resources Officer,
General Counsel and Corporate Secretary
Cincinnati Bell Inc.
201 East Fourth Street
Cincinnati, Ohio 45202
(513) 397-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William V. Fogg, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Arnold B. Peinado, III, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective and the conditions to the consummation of the offer described herein have been satisfied or, to the extent permitted, waived.

        If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Prospectus and Solicitation Statement

OFFER TO EXCHANGE
11,076,707 Shares of Cincinnati Bell Inc. Common Stock
for the entire outstanding aggregate principal amount of
BRCOM Inc. 9% Senior Subordinated Notes due 2008
and
CONSENT SOLICITATION

        We are offering to exchange 11,076,707 shares of our common stock for the entire outstanding aggregate principal amount of 9% Senior Subordinated Notes due 2008 of our BRCOM Inc. (f/k/a Broadwing Communications Inc.), or BRCOM, subsidiary, which is equal to 241.06 shares of Cincinnati Bell Common Stock for each outstanding $1,000 aggregate principal amount of BRCOM 9% Notes, upon the terms and subject to the conditions specified in this prospectus and solicitation statement and the related consent and letter of transmittal.

        Concurrently with the exchange offer, we are also soliciting consents from holders of BRCOM 9% Notes to amend the indenture under which the notes were issued to eliminate all restrictive covenants. The exchange offer and consent solicitation will expire on August 29, 2003 at 5:00 p.m., New York City time, unless extended.

        The exchange offer and consent solicitation are conditioned upon, among other conditions, our receipt of valid tenders and consents from holders of not less than 95% of the outstanding BRCOM 9% Notes. Holders of notes representing approximately 94.0% of the outstanding aggregate principal amount of BRCOM 9% Notes have already agreed with us to tender their notes and give their consents.

        Shares of Cincinnati Bell Common Stock are listed on the New York Stock Exchange under the symbol "CBB," and the last reported trading price on July 28, 2003 was $6.15. Based upon this $6.15 trading price, the value of the shares of Cincinnati Bell Common Stock that would be received in exchange for each $1,000 aggregate principal amount of BRCOM 9% Notes validly tendered and not properly withdrawn in the exchange offer would be approximately $1,482.52.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF ISSUES
THAT YOU SHOULD CONSIDER WITH RESPECT TO THE
EXCHANGE OFFER AND CONSENT SOLICITATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus and solicitation statement.
Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS
 Dealer Manager and Solicitation Agent

July 31, 2003

i

QUESTIONS AND ANSWERS ABOUT
THE EXCHANGE OFFER AND CONSENT SOLICITATION

        The following are some questions regarding the exchange offer and consent solicitation that you may have as a holder of BRCOM 9% Notes and the answers to those questions. We urge you to read carefully the remainder of this prospectus and solicitation statement and the related consent and letter of transmittal because the information in this section is not complete. Additional important information is contained in the remainder of this prospectus and solicitation statement and the consent and letter of transmittal.

Q:
What will I receive in exchange for my BRCOM 9% Notes?

A:
We are offering to exchange 241.06 shares of Cincinnati Bell Common Stock for each outstanding $1,000 aggregate principal amount of BRCOM 9% Notes validly tendered and not properly withdrawn in the exchange offer.

Q:
If I tender my BRCOM 9% Notes, when will I receive my shares of Cincinnati Bell Common Stock?

A:
Holders of BRCOM 9% Notes that tender their notes in the exchange offer will receive shares of Cincinnati Common Stock promptly after the closing of the exchange offer.

Q:
When does Cincinnati Bell expect to complete the exchange offer and consent solicitation?

A:
We hope to complete the exchange offer and consent solicitation in the third quarter of 2003. The exchange offer and consent solicitation are currently scheduled to expire on August 29, 2003; however, we may extend the exchange offer and consent solicitation from time to time as necessary until all the conditions to the exchange offer and consent solicitation have been satisfied or, where permissible, waived.

Q:
If I decide not to tender, how will the exchange offer and consent solicitation affect my BRCOM 9% Notes?

A:
If you decide not to tender your BRCOM 9% Notes in the exchange offer and we complete the exchange offer and consent solicitation, holders of untendered BRCOM 9% Notes will not have the benefit of the restrictive covenants currently set forth in the indenture, and the liquidity and trading price of the remaining BRCOM 9% Notes will likely be adversely affected. If the exchange offer and consent solicitation are completed and BRCOM was unable to finance its operations or meet its remaining commitments going forward, it may be forced to seek protection from its creditors under Chapter 11 and the remaining holders would have senior subordinated debt claims against BRCOM, the surviving entity of the proposed merger to be effected upon consummation of the BRCOM preferred exchange offer.

Q:
Will I receive accrued and unpaid interest with respect to BRCOM 9% Notes accepted for exchange?

A:
No. You will not be paid any accrued and unpaid interest if you exchange your BRCOM 9% Notes pursuant to the exchange offer.

Q:
How do I participate in the exchange offer and consent solicitation?

A:
If you hold your notes in your own name, complete and sign the enclosed consent and letter of transmittal and return it with your notes certificates to The Bank of New York, the exchange agent for the exchange offer, at the appropriate address specified on the back cover of this prospectus and solicitation statement before the expiration date of the exchange offer and consent solicitation.

  If you hold your notes through a broker or other nominee, instruct such broker or nominee to tender your notes and consent to the proposed amendments before the expiration date of the exchange offer and consent solicitation.

Q:
Will I have to pay any fees or commissions for tendering into the exchange offer?

A:
If you are the record owner of your notes and you tender your notes directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your notes through a broker, bank or other nominee, and your broker tenders the notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q:
What do I do if I want to withdraw my notes from the exchange offer and revoke the related consents to the proposed amendments?

A:
To withdraw your notes from the exchange offer and revoke the related consents to the proposed amendments, send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus and solicitation statement prior to the expiration date. Your notice of withdrawal must comply as to form with the requirements set forth in this prospectus and solicitation statement.

Q:
Where can I find more information about Cincinnati Bell and BRCOM?

A:
You can find more information about Cincinnati Bell and BRCOM from various sources described under "Where You Can Find More Information."

Q:
Who do I call if I have any questions on how to tender my BRCOM 9% Notes or any other questions relating to the exchange offer and consent solicitation?

A:
Questions and requests for assistance may be directed to The Bank of New York, the exchange agent, or to Lehman Brothers Inc., the dealer manager and solicitation agent, at their respective addresses and telephone numbers set forth on the back cover of this prospectus and solicitation statement. Requests for additional copies of this prospectus and solicitation statement and the consent and letter of transmittal may be directed to the exchange agent or the dealer manager and solicitation agent of the exchange offer and consent solicitation.

SUMMARY

        This summary highlights selected information from this prospectus and solicitation statement and may not contain all of the information that is important to you. To better understand the proposed exchange offer and consent solicitation, we urge you to read this entire document carefully, as well as those additional documents to which we refer you. See "Where You Can Find More Information."

Background of the Exchange Offer and Consent Solicitation

        Beginning with our acquisition of all of the common stock of BRCOM in November 1999, we have pursued a strategy of building an integrated high capacity communications network by using our financial resources to leverage BRCOM's strategic assets. From the acquisition of BRCOM to March 31, 2003, we used approximately $2.3 billion of cash flow from our other businesses as well as borrowings under our credit facilities to finance the buildout and increase the capacity of BRCOM's national optical network, as well as to meet BRCOM's other cash needs.

        In 2001, the business environment for BRCOM and the broader telecommunications industry deteriorated rapidly and significantly and currently remains weak. Factors contributing to this weakness include a generally weak U.S. economy, overcapacity in the broadband industry and financial difficulties at companies in related industries, including many of BRCOM's telecommunications carrier customers.

        BRCOM generated revenue of approximately $1.1 billion, or 50% of our consolidated revenue in 2002; however, BRCOM generated an operating loss of approximately $2.4 billion over the same period. In general, BRCOM has incurred substantial operating and net losses. From the acquisition of BRCOM through the end of 2002, BRCOM incurred approximately $3.2 billion in operating losses and approximately $5.4 billion in cumulative net losses. To finance BRCOM's capital expenditure and operating activities, as well as its preferred stock dividends and repayments of long-term debt, from the acquisition of BRCOM to March 31, 2003, we made capital contributions of approximately $829 million and intercompany loans of approximately $1.5 billion. As a result of those contributions and loans and the effects of a weak U.S. economy and telecommunications industry, we have incurred a substantial amount of debt.

  The Restructuring Plan and Recent Developments

        In response to BRCOM's deteriorating financial results and concerns over our liquidity, in October 2002 we announced a five-point restructuring plan. The restructuring plan is intended to strengthen our financial position, maintain the strength and stability of our local telephone business, reduce the cash expenditures at BRCOM, facilitate the evaluation of strategic alternatives and reduce our debt balances over time. We have made substantial progress in implementing the restructuring plan including the following:

•	On March 26, 2003, we received $350 million of gross cash proceeds from the issuance of 16% Senior Subordinated Discount Notes due 2009, referred to herein as the 16% Notes, and warrants as part of the Goldman mezzanine financing (as described in "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—16% Senior Subordinated Discount Notes due 2009").
•
On March 26, 2003, we permanently prepaid $220 million in borrowings under our term and revolving credit facilities and made a $90 million payment under our revolving credit facility with the net cash proceeds from the Goldman mezzanine financing and amended the terms of our credit facilities to provide us with greater liquidity for our operations.
•
On March 26, 2003, we executed a supplemental indenture in respect of the indenture governing the 6 3/4% Convertible Subordinated Notes due 2009, referred to herein as Convertible Subordinated Notes (as described in "Background of the Exchange Offer and

Consent Solicitation—The Restructuring Plan and Recent Developments—Convertible Subordinated Notes Supplemental Indenture").
•
On June 13, 2003, we consummated the first (and most significant) stage closing of the sale of our broadband business, in which we transferred substantially all of our broadband assets except for those for which state regulatory approval for transfer was still pending. In connection with the first stage closing, the buyers paid the cash purchase price of $91.5 million, of which $29.3 million was placed into escrow to support certain potential purchase price adjustments and the portion of the purchase price payable upon the consummation of the second and third stage closings, and issued to us a $17.2 million preliminary promissory note in connection with a purchase price working capital adjustment. In addition, the buyers have agreed to assume approximately $418.5 million in current and long-term liabilities and approximately $291.2 million of operating contractual commitments. See "Background of the Exchange Offer and Consent Solicitation—The Restructuring Plan and Recent Developments—Sale of our broadband business." Our business after the consummation of the broadband sale will primarily consist of our local and wireless telephone businesses and the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. Upon the recording of the sale of our broadband business, we expect our pretax U.S. federal net operating loss carryforwards to increase to approximately $2.1 billion, or $735 million tax effected, with little or no expected impact on the total net deferred tax asset and valuation allowance. Prior to the first stage closing of the sale of our broadband business, we had entered into an amendment to the exchange and voting agreement on June 6, 2003 and obtained consents from 92.2% of the holders of BRCOM 9% Notes for the broadband sale.
•
On June 16, 2003, we permanently retired BRCOM's remaining $0.8 million outstanding 12 1/2% Senior Notes due 2005 (as described in "Background of the Exchange Offer and Consent Solicitation—The Restructuring Plan and Recent Developments—Retirement of BRCOM 12 1/2% Notes").
•
On July 8, 2003, we consummated the second stage closing of the sale of our broadband business and $10.3 million of the $29.3 million placed into escrow at the first stage closing was paid to us in cash. After the first and second stage closings, the BRCOM selling subsidiaries have transferred assets in states representing approximately 87.5% of our 2002 broadband revenue to the buyers.
•
On July 11, 2003 we issued $500 million aggregate principal amount of 7 1/4% Senior Notes due 2013, referred to herein as the 7 1/4% Senior Notes (as described in "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—7 1/4% Senior Notes due 2013"). The net proceeds from that offering totaled $488.3 million and were used to repay borrowings and permanently reduce commitments under our term loan credit facilities and our revolving credit facility.
•
On July 23, 2003, Kevin M. Mooney announced his resignation as Chief Executive Officer of Cincinnati Bell effective July 31, 2003, and on July 28, 2003, Cincinnati Bell named John F. Cassidy as its new Chief Executive Officer, effective July 31, 2003.

        Concurrent with the exchange offer and consent solicitation, we are also offering to exchange 14,148,518 shares of Cincinnati Bell Common Stock for the 395,210 outstanding shares of BRCOM 12 1/2% Junior Exchangable Preferred Stock, referred to herein as the BRCOM Preferred Stock (as described in "Description of Cincinnati Bell and BRCOM Indebtedness—BRCOM—12 1/2% Junior Exchangeable Preferred Stock"), which is equal to 35.8 shares of Cincinnati Bell Common Stock for each share of BRCOM Preferred Stock. Holders of shares of the outstanding BRCOM Preferred Stock representing approximately 72.9% of the outstanding BRCOM Preferred Stock have already agreed to tender their shares and give their consents. If the BRCOM preferred exchange offer is completed, in connection therewith we will effect a merger of a newly-formed wholly owned subsidiary of Cincinnati Bell with and into BRCOM in which any remaining shares of BRCOM Preferred Stock not tendered in the BRCOM preferred exchange offer will be converted into the same number of shares of Cincinnati Bell Common Stock that holders of such shares would have received in the BRCOM preferred exchange offer.

  Consequences for BRCOM

        BRCOM conducts substantially all of its operations through its subsidiaries and is dependent upon dividends or other intercompany transfers of funds from its subsidiaries in order to meet its obligations. Following the completion of the remaining portion of the sale of our broadband business, the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. See "Unaudited Pro Forma Condensed Consolidated Financial Information—BRCOM Inc." for BRCOM's pro forma results of operations and balance sheet after giving effect to the sale of our broadband business. However, BRCOM retains substantial liabilities. The carrying value of the current and long-term liabilities to be retained totaled $1,654.8 million and $301.7 million, respectively, as of March 31, 2003. There can be no assurances that BRCOM will be able to generate sufficient cash from its remaining operations, restructure its obligations or obtain additional sources of financing, in light of the funding constraints described under "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—16% Senior Subordinated Discount Notes due 2009." As a result, BRCOM may not be able to service the substantial liabilities remaining after the sale of our broadband business or to fund its other liquidity needs.

        The uncertainty of future cash flows of BRCOM combined with the funding constraints discussed above have prompted PricewaterhouseCoopers LLP, BRCOM's independent accountants, to include a going concern explanatory paragraph in their report filed in connection with the stand-alone financial statements of BRCOM. The going concern explanatory paragraph means that, in the opinion of PricewaterhouseCoopers LLP, there exists substantial doubt about BRCOM's ability to continue as a going concern and its ability to realize its assets and discharge its liabilities in the normal course of business.

        If BRCOM is unable to finance its operations or meet its remaining commitments going forward, it may be forced to seek protection from its creditors under Chapter 11, whether or not the exchange offer is consummated, in which case the holders of BRCOM 9% Notes will have senior subordinated debt claims against BRCOM, the surviving entity of the proposed merger to be effected upon consummation of the BRCOM preferred exchange offer. We do not believe that a bankruptcy filing by BRCOM would have an impact on, or increase, the likelihood that Cincinnati Bell would be forced to file for bankruptcy under Chapter 11. Cincinnati Bell does not face the same uncertainty of future cash flow or the funding constraints that BRCOM does. Cincinnati Bell recently issued $350 million of 16% Notes and $500 million of 7 1/4% Senior Notes. With the net proceeds from those issuances, we have permanently repaid approximately $796.3 million under our term and revolving credit facilities. In addition, following our recent amendments to our Convertible Subordinated Notes indenture and the terms of our credit facilities, the bankruptcy of BRCOM or its subsidiaries will not constitute an event of default under the Convertible Subordinated Notes indenture, the terms of our credit facilities or any other document governing indebtedness of Cincinnati Bell or any of its subsidiaries.

        See "Background of the Exchange Offer and Consent Solicitation—Consequences for BRCOM" for a more detailed discussion of the restructuring plan.

Reasons for the Exchange Offer and Consent Solicitation

        The exchange offer and consent solicitation are an integral part of the restructuring plan. The restructuring plan and the sale of our broadband business were undertaken to simplify our capital structure and focus on our remaining operations. The exchange offer and consent solicitation will improve our financial position and reduce remaining cash expenditures at BRCOM. The consent solicitation will eliminate all restrictive covenants in the indenture governing the BRCOM 9% Notes, thereby providing us with increased operational and financial flexibility in dealing with the remainder of BRCOM's assets and liabilities following the sale of our broadband business. In addition, pursuant to the terms of the agreement for the sale of our broadband business, we have agreed to use our best efforts to either retire the BRCOM 9% Notes or obtain the consent of the holders of BRCOM 9% Notes to the sale of our broadband business.

        See "The Exchange Offer and Consent Solicitation—Reasons for and Purpose of the Exchange Offer and Consent Solicitation."

The Exchange Offer and Consent Solicitation

        We are offering to exchange 241.06 shares of Cincinnati Bell Common Stock for each outstanding $1,000 aggregate principal amount of BRCOM 9% Notes validly tendered and not properly withdrawn prior to the expiration date. Because the number of shares of Cincinnati Bell Common Stock you will receive for each $1,000 aggregate principal amount of BRCOM 9% Notes is fixed, the value of the shares of Cincinnati Bell Common Stock at the time you receive them could be less than their value at the time you tender your BRCOM 9% Notes.

        The following table reflects the value of the shares of Cincinnati Bell Common Stock to be received by holders for each $1,000 aggregate principal amount of BRCOM 9% Notes across an assumed range of Cincinnati Bell Common Stock share prices:

	Cincinnati Bell Common Stock Per Share Price
	$5.00	$5.50	$6.00	$6.50	$7.00	$7.50	$8.00	$8.50	$9.00
Value of 241.06 shares of Cincinnati Bell Common Stock	$1,205.3	$1,325.83	$1,446.36	$1,566.89	$1,687.42	$1,807.95	$1,928.48	$2,049.01	$2,169,54

        Assuming the exchange offer and consent solicitation are completed, all outstanding shares of BRCOM Preferred Stock are tendered and accepted for exchange pursuant to the BRCOM preferred exchange offer, and giving effect to the exercise of the 17.5 million warrants issued as part of the Goldman mezzanine financing, there would be 261,678,129 shares of Cincinnati Bell Common Stock outstanding on March 31, 2003. Based on this information, the former holders of BRCOM 9% Notes would hold approximately 4.2% of the outstanding shares of Cincinnati Bell Common Stock if the entire outstanding aggregate principal amount of BRCOM 9% Notes were validly tendered and accepted for exchange in the exchange offer.

        We will retain all the BRCOM 9% Notes we receive in the exchange offer. You will not be paid any accrued and unpaid interest if you exchange your BRCOM 9% Notes pursuant to the exchange offer. Also, you will not receive any fractional shares. Instead, the exchange agent for the exchange offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering holders of BRCOM 9% Notes on a pro rata basis, net of commissions.

        Concurrently with the exchange offer, we are also soliciting consents from holders of BRCOM 9% Notes to amend the indenture under which the notes were issued to eliminate all restrictive covenants. You may not deliver consents without tendering your BRCOM 9% Notes in the exchange offer. Your completion, execution and delivery of a consent and letter of transmittal will be deemed to constitute your consent to the proposed amendments with respect to the BRCOM 9% Notes tendered thereby unless such notes are properly withdrawn in the manner and during the periods described herein.

        The term "expiration date" means 5:00 p.m., New York City time, on August 29, 2003, unless we extend the period of time for which the exchange offer and consent solicitation are open, in which case the term "expiration date" means the latest time and date on which the exchange offer and consent solicitation, as so extended, expire.

        As of July 30, 2003, holders representing approximately 94.0% of the outstanding aggregate principal amount of BRCOM 9% Notes have agreed with us to tender their notes and give their consents. See "The Exchange Offer and Consent Solicitation—Exchange and Voting Agreement."

        If the exchange offer and consent solicitation are not completed, we will evaluate our strategic alternatives regarding BRCOM. These may include the filing by BRCOM for protection under Chapter 11. If we choose to reorganize BRCOM under Chapter 11, holders of BRCOM 9% Notes will have senior subordinated debt claims against BRCOM, the surviving entity of the proposed merger to be effected upon consummation of the BRCOM preferred exchange offer. It is also possible we may choose to reorganize BRCOM under Chapter 11 following the consummation of the exchange offer and consent solicitation.

        The proposed amendments to the indenture pursuant to which the BRCOM 9% Notes were issued will eliminate all restrictive covenants, including:

  •
  the limitation on indebtedness;

  •
  the limitation on restricted payments;

  •
  the limitation on restrictions on distributions from restricted subsidiaries;

  •
  the limitation on sales of assets and subsidiary stock;

  •
  the limitation on affiliate transactions;

  •
  the limitation on the sale or issuance of capital stock of restricted subsidiaries;

  •
  the obligation to offer to repurchase the BRCOM 9% Notes upon a change of control;

  •
  the obligation to file annual, quarterly and other reports with the SEC; and

  •
  certain provisions of the limitation on asset sales and mergers.

        See "Annex A—Form of Supplemental Indenture."

        The BRCOM board of directors has voted to recommend the exchange offer and consent solicitation to the holders of BRCOM 9% Notes. None of the Cincinnati Bell board of directors, the dealer manager and solicitation agent, or the exchange agent expresses any opinion, and each is remaining neutral to you as to whether or not to tender your BRCOM 9% Notes in the exchange offer and give your consent pursuant to the consent solicitation because the risks and benefits of the exchange offer to you will depend on your particular situation or status. Our board of directors has not made any determination that the exchange ratio represents a fair valuation of the BRCOM 9% Notes or the Cincinnati Bell Common Stock, and we have not obtained a fairness opinion from any financial advisor about the fairness of the exchange ratio to us or to you. In addition, we have not authorized anyone to make a recommendation regarding the exchange offer. You must make your own investment decision whether to tender your BRCOM 9% Notes in the exchange offer based upon your own assessment of the market value of the BRCOM 9% Notes, the likely value of the Cincinnati Bell Common Stock, your liquidity needs and your investment objectives.

Conditions to the Completion of the Exchange Offer and Consent Solicitation

        Our obligation to complete the exchange offer and consent solicitation is subject to the following conditions described under "The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation":

  •
  the tender of at least 95% of the outstanding aggregate principal amount of BRCOM 9% Notes and the accompanying consents;

  •
  the registration statement, of which this prospectus and solicitation statement is a part, having been declared effective by the SEC;

  •
  the absence of any threatened or pending litigation or other legal action relating to the exchange offer and consent solicitation;

  •
  the absence of any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States (excluding the current U.S. military action in Iraq);

  •
  the absence of any merger, acquisition or other business combination proposal for Cincinnati Bell; and

  •
  the absence of any governmental approvals required in order to complete the exchange offer or consent solicitation.

Exchange and Voting Agreement

        On March 24, 2003, we entered into an exchange and voting agreement with Harch Capital Management, Inc., Muzinich & Co. Credit and Allianz Investment Management, pursuant to which each of these holders of BRCOM 9% Notes agreed to tender all of their BRCOM 9% Notes and to consent to the amendments to the indenture governing the BRCOM 9% Notes. In addition, each party to the exchange and voting agreement agreed to use commercially reasonable efforts to complete the exchange offer and consent solicitation.

        On June 6, 2003, we entered into an amendment to the exchange and voting agreement, pursuant to which each party to the amendment agreed to extend the termination date of the agreement to August 15, 2003 and to waive any default or event of default under the indenture governing the BRCOM 9% Notes that may result from the consummation of the sale of our broadband business. On July 30, 2003, we further amended the exchange and voting agreement to extend the termination date of the agreement to September 15, 2003. At July 30, 2003, in the aggregate, the signing holders own notes representing approximately 94.0% of the outstanding principal aggregate amount of BRCOM 9% Notes.

        See "The Exchange Offer and Consent Solicitation—Exchange and Voting Agreement."

Waiver and Release

        Each holder of BRCOM 9% Notes by tendering and accepting Cincinnati Bell Common Stock pursuant to the exchange offer waives and releases Cincinnati Bell, BRCOM and their affiliates, and the respective directors, officers and employees of Cincinnati Bell, BRCOM and their affiliates from certain liabilities and claims against Cincinnati Bell, BRCOM or their affiliates, or against any of their respective officers, directors, employees and stockholders. See "The Exchange Offer and Consent Solicitation—Waiver and Release."

Certain Risk Factors

        Investment in the Cincinnati Bell Common Stock issuable in the exchange offer involves a high degree of risk. In deciding whether to tender your notes pursuant to the exchange offer and deliver related consents pursuant to the consent solicitation, you should carefully read this prospectus and solicitation statement, including the risk factors, as well as the documents incorporated by reference into this prospectus and solicitation statement. See "Risk Factors" for a more complete discussion of these and other factors to consider in connection with the exchange offer and consent solicitation.

Trading Price Information

        Cincinnati Bell Common Stock is quoted on the NYSE under the symbol "CBB," and the last traded price for Cincinnati Bell Common Stock on the NYSE on July 28, 2003 was $6.15 per share. You are urged to obtain current market quotations.

Timing of the Exchange Offer and Consent Solicitation

        We hope to complete the exchange offer and consent solicitation by the end of the third quarter of 2003. The exchange offer and consent solicitation are currently scheduled to expire on August 29, 2003; however, we may extend the exchange offer and consent solicitation from time to time as necessary until all the conditions to the exchange offer and consent solicitation have been satisfied or, where permissible, waived. See "The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment."

Exchange of BRCOM 9% Notes

        Upon the terms and subject to the conditions of the exchange offer, we will accept for exchange, and will exchange, BRCOM 9% Notes validly tendered and not properly withdrawn as promptly as practicable after the expiration date. We will retain all the BRCOM 9% Notes we receive in the exchange offer.

Procedures For Tendering and Delivering Consents

        To validly tender your BRCOM 9% Notes pursuant to the exchange offer and consent to the proposed amendments pursuant to the consent solicitation, you must:

  (1)
  complete, execute and transmit a consent and letter of transmittal, along with any required signature guarantees, or an agent's message, and any other required documents, to the exchange agent at the address set forth on the back cover of this prospectus and solicitation statement and certificates for tendered BRCOM 9% Notes must be received by the exchange agent at such address, or those BRCOM 9% Notes must be tendered pursuant to the procedures for book-entry tender set forth in "The Exchange Offer and Consent Solicitation" (and a confirmation of receipt of such tender received), in each case before the expiration date; or

  (2)
  comply with the guaranteed delivery procedures set forth in "The Exchange Offer and Consent Solicitation—Guaranteed Delivery."

        Holders of BRCOM 9% Notes tendered via book entry or guaranteed delivery procedures will still be required to complete and execute the consent and letter of transmittal.

Withdrawal of Tenders and Revocation of Consents

        To withdraw your notes from the exchange offer and to revoke related consents from the consent solicitation, send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus and solicitation statement prior to the expiration date. Your notice of withdrawal must comply as to form with the requirements set forth in this prospectus and solicitation statement. See "The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."

Exchange Agent and Dealer Manager and Solicitation Agent

        Questions and requests for assistance may be directed to The Bank of New York, the exchange agent, or to Lehman Brothers, the dealer manager and solicitation agent, at their respective addresses and telephone numbers set forth on the back cover of this prospectus and solicitation statement. Requests for additional copies of this prospectus and solicitation statement and the consent and letter of transmittal may be directed to The Bank of New York or Lehman Brothers.

Accounting Treatment

        Our acquisition of the BRCOM 9% Notes through the exchange offer will be accounted for as an extinguishment of debt. As such, there would be a gain or loss upon consummation of the exchange that will be recorded on the statement of operations of BRCOM and, through consolidation, Cincinnati Bell's statement of operations.

        BRCOM will eliminate the BRCOM 9% Notes, with a carrying value of $46.0 million, from its balance of long-term debt and record a gain or loss in its statement of operations to the extent the carrying value of the BRCOM 9% Notes of $46.0 million, exceeds or is less than the fair value of Cincinnati Bell Common Stock issued in the exchange offer. The fair value of the Cincinnati Bell Common Stock issued in the exchange offer would be reflected as a payable to Cincinnati Bell on BRCOM's balance sheet. We will record a receivable from BRCOM in the amount of the fair value of Cincinnati Bell Common Stock issued in the exchange offer. We will also record an increase in additional paid-in capital to the extent the fair value of Cincinnati Bell Common Stock issued in the exchange offer exceeds its par value.

        On a consolidated basis, long-term debt as reflected in BRCOM's balance sheet with a carrying value of $46.0 million will be eliminated and the amount of additional paid-in capital and par value of Cincinnati Bell Common Stock issued will increase by the fair value of the common stock issued upon consummation of the exchange. The difference between the carrying value of long-term debt eliminated and fair value of Cincinnati Bell Common Stock issued will be recorded as a gain or loss on the exchange in the statement of operations.

Certain U.S. Federal Income Tax Considerations

        The exchange of BRCOM 9% Notes for Cincinnati Bell Common Stock will be a taxable exchange for U.S. Federal income tax purposes. You will recognize gain or loss on the exchange equal to the difference between the fair market value of the Cincinnati Bell Common Stock (including fractional shares) exchanged for your BRCOM 9% Notes and your tax basis in the BRCOM 9% Notes surrendered in the exchange. For a further discussion of certain U.S. Federal income tax considerations relating to the exchange offer that might be applicable to you, see "Certain U.S. Federal Income Tax Considerations."

RISK FACTORS

        In deciding whether to tender your notes pursuant to the exchange offer and deliver related consents pursuant to the consent solicitation, we urge you to read this prospectus and solicitation statement and the documents incorporated by reference into this prospectus and solicitation statement carefully. You should also consider the risk factors described below.

Risk Factors Related to the Exchange Offer and Consent Solicitation

Because the number of shares of Cincinnati Bell Common Stock that you receive in the exchange offer is fixed, the value of the shares of Cincinnati Bell Common Stock at the time you receive them could be less than their value at the time you tender your BRCOM 9% Notes.

        In the exchange offer, each $1,000 aggregate principal amount of BRCOM 9% Notes will be exchanged for 241.06 shares of Cincinnati Bell Common Stock. This is a fixed exchange ratio. The exchange offer does not provide for an adjustment in the exchange ratio even if there is an increase or a decrease in the trading price of the Cincinnati Bell Common Stock between the date of this prospectus and solicitation statement and the expiration date of the exchange offer and consent solicitation. The value of 241.06 shares of Cincinnati Bell Common Stock across a range of trading prices is provided in chart form in "Summary—The Exchange Offer and Consent Solicitation." The trading price of the Cincinnati Bell Common Stock will likely be different on the date of the expiration of the exchange offer and consent solicitation than it is today because of ordinary trading fluctuations as well as changes in the business, operations or prospects of Cincinnati Bell, market reactions to the exchange offer and consent solicitation and the restructuring plan, possible other acquisitions or dispositions by us, general market and economic conditions and other factors. See "Stock Prices and Dividends."

The trading price of Cincinnati Bell Common Stock may be volatile and securities class actions resulting from such volatility may have a material impact on the financial condition and operating results of our business.

        The trading price of Cincinnati Bell Common Stock may fluctuate substantially as a result of periodic variations in the actual or anticipated financial results of our businesses or of other companies in the telecommunications industry. In addition, the stock market has experienced price and volume fluctuations due to the general weakness in the U.S. economy and other factors that have affected the trading price of many telecommunications stocks. These fluctuations have sometimes been unrelated or disproportionate to the operating performance of these companies. Fluctuations such as these have affected and are likely to continue to affect the trading price of Cincinnati Bell Common Stock. For example, during the fifty-two week period ended July 28, 2003, the high and low closing sales prices per share of Cincinnati Bell Common Stock were $7.25 and $1.15, respectively.

        Furthermore, securities class actions have often been instituted against companies following periods of volatility and decline in the trading prices of such companies' securities. In 2002 and 2003, a number of putative class action and derivative lawsuits were filed against us and our officers and directors. These lawsuits allege violations of, inter alia, the securities laws and the Employee Retirement Income Security Act of 1974, as amended. We intend to defend these actions vigorously. However, such litigation could result in substantial costs and have a material impact on the financial condition and operating results of our business. We could be required to pay substantial damages, including compensatory damages, attorneys' fees and other costs, if we were to lose any of these lawsuits.

The trading price of Cincinnati Bell Common Stock may decline due to future issuances of shares.

        As of March 31, 2003, there were approximately 218,875,393 million shares of Cincinnati Bell Common Stock outstanding. Each depositary share representing one-twentieth of a share of our 6 3/4% Preferred Stock (as described in "Description of Cincinnati Bell Capital Stock") may be redeemed at any time at the option of the holders, for 1.44 shares of Cincinnati Bell Common Stock, or 4,477,410 total shares, and our Convertible Subordinated Notes may be redeemed at the option of the holders for shares of Cincinnati Bell Common Stock at an initial conversion price of $29.89 per share, or 17,107,503 total shares, based on the accreted value of the Convertible Subordinated Notes as of March 31, 2003. In connection with the Goldman mezzanine financing, we issued 17,500,000 warrants, each to purchase one share of Cincinnati Bell Common Stock at $3.00 per share. These warrants are exercisable at any time until March 26, 2013. If the exchange offer is completed and the entire outstanding aggregate principal amount of BRCOM 9% Notes outstanding is tendered and accepted for exchange, we will issue an additional 11,076,707 shares of Cincinnati Bell Common Stock. If the BRCOM preferred exchange offer is completed and all outstanding shares of BRCOM Preferred Stock are tendered and accepted for exchange, we will issue an additional 14,148,518 shares of Cincinnati Bell Common Stock. In addition, our board of directors has approved the grant of options to purchase an aggregate of 50,000,000 shares to our employees, executives and directors and, as of March 31, 2003, options to purchase 36,487,000 of these shares have been issued and remain outstanding. The issuance or expected issuance of a large number of shares of Cincinnati Bell Common Stock (or unexercised warrants convertible into Cincinnati Bell Common Stock) at any time after the date of this prospectus and solicitation statement could negatively affect the trading price of Cincinnati Bell Common Stock.

The sole director of BRCOM has potential conflicts of interest with respect to the exchange offer, consent solicitation and the supplemental indenture; our board of directors has potential conflicts of interest with respect to the exchange offer and consent solicitation.

        You should be aware that certain significant conflicts of interest exist for the sole member of the BRCOM board of directors. Thomas L. Schilling, the sole member of the BRCOM board of directors, also serves as the Chief Financial Officer of Cincinnati Bell. Mr. Schilling's compensation is ultimately determined by the compensation committee of the Cincinnati Bell board of directors. In addition, on February 3, 2003, we entered into an amended employment agreement with Mr. Schilling, whereby Mr. Schilling was incentivized to sell our broadband business, amend the terms of the credit facilities and remain at Cincinnati Bell through the completion of our restructuring plan. Since these objectives have been achieved, Mr. Schilling is entitled to a success bonus equal to 50% of the sum of his annual base salary plus his bonus target. We do not expect that the exchange offer and consent solicitation or the supplemental indenture will be evaluated by any independent directors of BRCOM. See "Relationship Between Cincinnati Bell and BRCOM—Relationship of Directors and Executive Officers of BRCOM with Cincinnati Bell."

        You should also be aware that Cincinnati Bell's directors and executive officers have interests in the restructuring plan that are different from, or in addition to, or that might conflict with, the interests of the holders of the BRCOM 9% Notes. See "Relationship Between Cincinnati Bell and BRCOM—Relationship of Directors and Executive Officers of BRCOM with Cincinnati Bell" for a description of potential conflicts of interest between Cincinnati Bell's directors and executive officers and the holders of the BRCOM 9% Notes. Our board of directors was aware of these interests and conflicts when it determined to approve the exchange offer and consent solicitation pursuant to the restructuring plan.

The proposed amendments to the indenture will eliminate many protections intended for the holders of BRCOM 9% Notes.

        If the exchange offer and consent solicitation are completed, the proposed amendments to the indenture pursuant to which the BRCOM 9% Notes were issued will eliminate all restrictive covenants. See "The Exchange Offer and Consent Solicitation—The Proposed Amendments" for a description of the proposed amendments to the indenture for the BRCOM 9% Notes.

        If the proposed amendments are adopted, the amended terms of the BRCOM 9% Notes will afford less protection to holders than that currently set forth in the indenture. If the exchange offer and consent solicitation are completed, each non-exchanging holder of BRCOM 9% Notes will be bound by the proposed amendments even if such holder did not consent to the proposed amendments.

        Consents with respect to at least a majority in principal amount of the outstanding BRCOM 9% Notes must be received in order to amend the indenture under which the BRCOM 9% Notes were issued. As of July 30, 2003, holders of notes representing approximately 94.0% of the outstanding aggregate principal amount of BRCOM 9% Notes have agreed with Cincinnati Bell to tender their notes and give their consents. See "The Exchange Offer and Consent Solicitation—Exchange and Voting Agreement." Each non-exchanging holder of BRCOM 9% Notes will be bound by such amended indenture even if such holder did not give its consent.

The liquidity of BRCOM 9% Notes after the completion of the exchange offer and consent solicitation will be reduced.

        If some holders of BRCOM 9% Notes do not elect to participate in the exchange offer there may be BRCOM 9% Notes outstanding after our acceptance of the notes tendered pursuant to the exchange offer.

        The trading market for BRCOM 9% Notes outstanding immediately after the exchange offer could become limited or nonexistent due to the reduction in the amount of BRCOM 9% Notes outstanding after completion of the exchange offer. If a market for the unexchanged BRCOM 9% Notes exists after consummation of the exchange offer, the BRCOM 9% Notes may trade at a discount to the price at which they would trade if the exchange offer had not been consummated, depending on prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the unexchanged BRCOM 9% Notes will exist or be maintained and cannot assure you as to the prices at which the unexchanged BRCOM 9% Notes may trade.

Upon the execution of the supplemental indenture and the consummation of the exchange offer and consent solicitation and the BRCOM preferred exchange offer, BRCOM will no longer be required to file reports with the SEC pursuant to the Exchange Act.

        Pursuant to the terms of the indenture governing the BRCOM 9% Notes and the certificate of designation governing the BRCOM Preferred Stock, BRCOM is required to file periodic reports with the SEC as specified in Sections 13 and 15(d) of the Exchange Act. In connection with the BRCOM preferred exchange offer, we are also currently soliciting consents to amend the BRCOM Preferred Stock certificate of designation to eliminate BRCOM's periodic reporting requirements. Holders of shares representing at least 66 2/3% of the outstanding shares of BRCOM Preferred Stock must consent to an amendment of the BRCOM Preferred Stock certificate of designation, and as of July 30, 2003 holders of shares representing approximately of 72.9% of the outstanding shares of BRCOM Preferred Stock have already agreed to give their consents. Upon the effectiveness of the proposed amendments, the indenture governing the BRCOM 9% Notes will no longer require BRCOM to file reports with the SEC.

        BRCOM's status as a non-filing company would limit the amount of information about BRCOM that it would be required to make publicly available under the Exchange Act and could have a negative impact on the trading market of any BRCOM 9% Notes outstanding after the completion of the exchange offer and consent solicitation.

Anti-takeover provisions of Ohio General Corporation Law, our amended articles of incorporation and our rights agreement may affect the value of the Cincinnati Bell Common Stock.

        Certain provisions of the Ohio General Corporation Law may discourage or prevent a third party from acquiring control of Cincinnati Bell. Such provisions may discourage bids for the Cincinnati Bell Common Stock at a premium over the trading price and may adversely affect the trading price and voting and other rights of the holders of Cincinnati Bell Common Stock.

        Our amended articles of incorporation authorize our board of directors to issue Series A Preferred Stock in connection with our rights agreement. Under our rights agreement, rights attach to each share of Cincinnati Bell Common Stock outstanding and, when exercisable, entitle the registered holder to purchase from Cincinnati Bell one one-thousandth of a share of Cincinnati Bell Series A Preferred Stock. The issuance of Cincinnati Bell Series A Preferred Stock could make it more difficult for a third party to acquire us. We have no present plans to issue shares of Series A Preferred Stock. See "Description of Cincinnati Bell Capital Stock—Preferred Stock" and "Description of Cincinnati Bell Capital Stock—Anti-takeover Effects of Ohio Law" for a more complete description of our capitalization and the effects of the Ohio General Corporation Law on certain actions that we may take.

Risk Factors Related to the Business of Cincinnati Bell

We may experience a change in senior management.

        As our restructuring plan is nearing completion, our board of directors has begun the process of determining the appropriate management structure and selecting the members of our senior management team going forward. As part of that process, after engaging an outside executive search firm to assist it in identifying candidates for chief executive officer, the board, on July 28, 2003, named John F. Cassidy as the new Chief Executive Officer of Cincinnati Bell effective July 31, 2003. Our current Chief Executive Officer, Kevin M. Mooney, will leave Cincinnati Bell effective July 31, 2003. In February 2003, the board amended the employment agreements of our Chief Financial Officer, our General Counsel, and our Senior Vice President of Corporate Development whereby such officers will be entitled to a success fee earned as a result of the sale of our broadband business and the amendment of our credit facilities, and until December 2003, are further entitled to terminate their employment and receive the other payments provided for under their respective employment contracts. There can be no assurances that all or any of these current members of our senior management team will remain with Cincinnati Bell or in their current positions in the short term or long term, because the board or the new Chief Executive Officer may select different candidates for all or some of the positions, or current members of senior management may choose to terminate their employment with us.

Our financial condition could be adversely affected if we are unable to realize fully our deferred tax assets.

        As of March 31, 2003, we had total deferred tax assets of $1,179 billion, including a deferred tax asset of $270 million relating to $771 million of U.S. Federal net operating loss carryforwards and a deferred tax asset of $143 million relating to state and local net operating loss carryforwards. In addition, we had other deferred tax assets, principally related to the fourth quarter 2002 impairment charge related to our broadband business. As of March 31, 2003, a valuation allowance of $1,175 million was recorded against our total deferred tax assets of $1,179 million. Upon the recording of the sale of our broadband business, we expect our pretax U.S. Federal net operating loss carryforwards to increase to approximately $2.1 billion, or $735 million tax effected, with little or no expected impact on the total net deferred tax asset and valuation allowance. For more information concerning our net operating loss carryforwards, deferred tax assets and valuation allowance, see Note 11 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended in December 31, 2002. If we are unable fully realize our deferred tax assets, as a result of insufficient taxable income or otherwise, our business, financial condition and results of operations could be adversely affected.

Our substantial debt could limit our ability to fund operations, expose us to interest rate volatility, limit our ability to raise additional capital and have a material adverse effect on our ability to fulfill our obligations and on our business and prospects generally.

        We have a substantial amount of debt and have significant debt service obligations. As of March 31, 2003, on a pro forma basis after giving effect to the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Information" and after eliminating intercompany activity, our aggregate outstanding indebtedness would have been $2,512.1 million, and our total shareowners' deficit would have been $1,510.7 million. In addition, we would have had the ability to borrow an additional $257.2 million under our revolving credit facility, subject to compliance with certain conditions. On March 26, 2003, we completed an amendment to our credit facilities, which included the extension of the maturity of our revolving credit facility from 2004 to 2006, and the acceleration of a portion of our term loan facilities from 2004 to 2003.

        Our substantial debt could have important consequences to you, including the following:

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  we will be required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic acquisitions, investments and alliances and other general corporate requirements;

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  our interest expense could increase if interest rates in general increase because a substantial portion of our debt bears interest at floating rates;

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  our substantial debt will increase our vulnerability to general economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

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  our debt service obligations could limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;

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  our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, strategic acquisitions, investments and joint ventures and other general corporate requirements; and

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  a potential failure to comply with the financial and other restrictive covenants in our debt instruments, which, among other things, require us to maintain specified financial ratios could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business and prospects generally.

The servicing of our indebtedness will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

        Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, additional sources of debt financing will be available to us or that future borrowings will be available to us under the credit facilities, in each case, in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our indebtedness, we will have to take actions such as reducing or delaying capital expenditures, strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital, which may adversely affect our customers and affect their willingness to remain customers. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments may restrict us from adopting any of these alternatives.

If we fail to successfully implement the restructuring plan, our business, financial condition and results of operations would be adversely affected.

        There can be no assurances that the restructuring plan or any of the restructuring initiatives under the restructuring plan will be successful. The first stage closing of the sale of our broadband business was completed on June 13, 2003, and the second stage was completed on July 8, 2003. The final stage of the sale of our broadband business is expected to close by the end of the third quarter of 2003. There can be no assurance that the exchange offer and consent solicitation or the BRCOM preferred exchange offer will be successfully completed. If we fail to successfully implement the restructuring plan, our business, financial condition and results of operations would be adversely affected. In addition, a failure to successfully implement the restructuring plan could result in BRCOM being forced to seek protection from its creditors under Chapter 11. A bankruptcy filing by BRCOM could have a material adverse effect on, among other things, Cincinnati Bell's reputation, ability to access the capital markets and customer relationships.

We depend upon our credit facilities to provide for our financing requirements in excess of amounts generated by operations.

        We depend on the credit facilities to provide for financing requirements in excess of amounts generated by operations. As of March 31, 2003, on a pro forma basis after giving effect to the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Information," we had the ability to borrow an additional $257.2 million under our credit facilities. However, the ability to borrow from the credit facilities is predicated on our and our subsidiaries' compliance with covenants that have been negotiated with the lenders. Failure to satisfy these covenants could severely constrain our ability to borrow under the credit facilities. As of March 31, 2003, we were in compliance with all of the covenants of our credit facilities.

Our credit facilities and other debt instruments contain covenants which impose significant operational and financial restrictions on us and the failure to comply with these covenants would result in an event of default under these instruments.

        Our debt instruments impose, and the terms of any future debt may impose, operating and other restrictions. These restrictions will affect, and in many respects will limit or prohibit, among other things, our and our subsidiaries' ability to:

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  incur additional indebtedness;

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  create liens;

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  make investments;

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  enter into transactions with affiliates;

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  sell assets;

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  guarantee indebtedness;

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  declare or pay dividends or other distributions to shareholders;

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  repurchase equity interests;

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  redeem debt that is junior in right of payment to such indebtedness;

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  enter into agreements that restrict dividends or other payments from subsidiaries;

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  issue or sell capital stock of certain of its subsidiaries; and

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  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

        In addition, our credit facilities include other and more restrictive covenants and materially limit our ability to prepay other debt and preferred stock while debt under the credit facilities is outstanding. The agreements governing the credit facilities also require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. We have a substantial amount of debt and it is uncertain whether we will continue to remain in compliance with these agreements.

        The restrictions contained in the terms of the credit facilities and our other debt instruments could:

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  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

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  adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the credit facilities. If a default occurs, the lenders under the credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under the credit facilities will also have the right to proceed against the collateral, including our available cash and our pledged assets and those of our subsidiaries, granted to them to secure the indebtedness. If the indebtedness under the credit facilities were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness. If not cured or waived, such default could have a material adverse effect on our business and our prospects.

We operate in a highly competitive industry and our customers may not continue to purchase our services, which could result in our having reduced revenues and loss of market share.

        There is substantial competition in the telecommunications industry. Competition may intensify due to the efforts of existing competitors to address difficult market conditions through reduced pricing, bundled offerings or otherwise, as well as a result of the entrance of new competitors and the development of new technologies, products and services. If we cannot offer reliable, value-added services on a price competitive basis in any of our markets, we could be adversely impacted by competitive forces. In addition, if we do not keep pace with technological advances or fail to respond timely to changes in competitive factors in the industry, we could lose market share or experience a decline in our revenue and profit margins.

        Cincinnati Bell Telephone faces competition from other local exchange carriers, wireless services providers, interexchange carriers, cable providers and Internet access providers. We believe Cincinnati Bell Telephone will face greater competition as more competitors emerge and focus resources on the Greater Cincinnati metropolitan area.

        Cincinnati Bell Wireless is one of six active wireless service providers in the Cincinnati and Dayton, Ohio metropolitan market areas, including Cingular, Sprint PCS, T-Mobile, Verizon and Nextel, all of which are nationally known. We anticipate that competition will cause the market prices for wireless products and services to decline in the future. Cincinnati Bell Wireless's ability to compete will depend, in part on its ability to anticipate and respond to various competitive factors affecting the telecommunications industry. Furthermore, there has been a trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. We expect this consolidation to lead to larger competitors who have greater resources or who offer more services than Cincinnati Bell Wireless.

        Our other subsidiaries operate in a largely local or regional area, and each of these subsidiaries faces significant competition. Cincinnati Bell Any Distance's competitors include large national long-distance carriers such as AT&T Corp., WorldCom Inc. and Sprint Corporation. Cincinnati Bell Public Communications competes with several other public payphone providers, some of which are national in scope and offer lower prices for coin-based local calling services. Our payphone subsidiary, Cincinnati Bell Public Communications, has also continued to be adversely impacted by the growing popularity of wireless communications. Cincinnati Bell Technology Solutions competes against numerous other information technology consulting, web-hosting and computer system integration companies, many of which are larger, national in scope and better financed.

        The effect of the foregoing competition could have a material adverse impact on our businesses, financial condition and results of operations. This could result in increased reliance of borrowed funds and could impact our ability to maintain our optical, wireline and wireless networks.

Maintaining our networks requires significant capital expenditures and our inability or failure to maintain our networks would have a material impact on our market share and ability to generate revenue.

        As we approached completion of the buildout of BRCOM's national optical network, capital expenditures of $844 million in 2000 decreased to $649 million in 2001, and decreased again in 2002 to $176 million. In the first quarter of 2003, capital expenditures totaled $22 million compared to $53 million in the first quarter of 2002. We may incur significant additional capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we are unable or fail to adequately maintain our networks, there would be a material adverse impact on market share and ability to generate revenue.

The regulation of our businesses by federal and state authorities may, among other things, place us at a competitive disadvantage, restrict our ability to price our products and services and threaten our operating licenses.

        Several of our subsidiaries are subject to regulatory oversight of varying degrees at both the state and federal levels. A significant portion of Cincinnati Bell Telephone's revenue is derived from pricing plans that require regulatory overview and approval. Different interpretations by regulatory bodies may result in adjustments to revenue in future periods. In recent years, these regulated pricing plans have resulted in decreasing or fixed rates for some services. In the future, regulatory initiatives that would put us at a competitive disadvantage or mandate lower rates for our services could result in lower profitability and cash flow for us.

        At the federal level, Cincinnati Bell Telephone is subject to the Telecommunications Act of 1996, including the rules subsequently adopted by the FCC to implement the 1996 Act, which we expect to impact Cincinnati Bell Telephone's in-territory local exchange operations in the form of greater competition.

        At the state level, Cincinnati Bell Telephone conducts local exchange operations in portions of Ohio, Kentucky and Indiana and, consequently, is subject to regulation by the Public Utilities Commissions in those states. In Ohio, the Public Utility Commission has concluded a proceeding to establish permanent rates that Cincinnati Bell Telephone can charge to competitive local exchange carriers for unbundled network elements, although some elements will remain subject to interim rates indefinitely. The Kentucky commission recently initiated a similar case to establish rates for unbundled network elements in Kentucky. The establishment of these rates is intended to facilitate market entry by competitive local exchange carriers. Cincinnati Bell Telephone is also subject to an Alternative Regulation Plan in Ohio. The current plan gives Cincinnati Bell Telephone pricing flexibility in several competitive service categories in exchange for its commitment to freeze certain basic residential service rates during the term of the plan. The term of the current plan will expire on June 30, 2004. Failure to obtain approval of a new plan after the June 30, 2004 expiration date with similar pricing flexibility could have an adverse impact on its operations.

        Cincinnati Bell Wireless' FCC licenses to provide wireless services are subject to renewal and revocation. Although the FCC has routinely renewed wireless licenses in the past, we cannot be assured that challenges will not be brought against those licenses in the future. Revocation or non-renewal of Cincinnati Bell Wireless' licenses would result in lower operating results and cash flow for Cincinnati Bell.

        There are currently many regulatory actions under way and being contemplated by federal and state authorities regarding issues that could result in significant changes to the business conditions in the telecommunications industry. No assurance can be given that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative, or judicial initiatives relating to the telecommunications industry, would not have a material adverse effect on our business, financial condition and results of operations.

Our success in the telecommunications industry depends on the introduction of new products and services.

        Our success depends, in part, on being able to anticipate the needs of current and future enterprise, carrier and residential customers. We seek to meet these needs through new product introductions, service quality and technological superiority. In 2003, we have begun to implement the Global System for Mobile Communications and General Packet Radio Service, or GSM/GPRS, technology. GSM/GPRS technology provides enhanced wireless data and voice communications. Several competitors as well as our wireless partner, AT&T Wireless, have announced plans to begin, or have begun, using GSM/GPRS or a comparable technology in their national networks. We are also investigating the implementation of the next generation of high-speed voice and data communications with very-high-speed digital subscribed lines, or VDSL. New products and services such as these and our ability to anticipate the future needs of our customers are critical to our success.

Continuing softness in the U.S. economy is having a disproportionate effect in the telecommunications industry.

        In 2001, the business environment for the telecommunications industry deteriorated significantly and rapidly and remains weak. This was primarily due to: the general weakness in the U.S. economy, which was exacerbated by the events of September 11, 2001, and concerns regarding terrorism; pressure on prices for broadband services due to substantial excess fiber capacity in most markets; and forecasted demand for broadband services not being realized as a result of the state of the economy, the bankruptcy or liquidation of a substantial number of Internet companies, and financial difficulties experienced by many telecommunications customers. We expect these trends to continue, including reduced business from financially troubled customers and downward pressure on prices due to reduced demand and overcapacity. If these trends do continue, there could be a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks and other acts of violence or war may affect the financial markets and our business, financial condition and results of operations.

        As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could adversely affect our ability to obtain financing on terms acceptable to us, or at all, to finance our capital expenditures or working capital.

        Terrorist attacks may negatively affect our operations and financial condition. There can be no assurance that there will not be further attacks against the United States or U.S. businesses or armed conflict involving the United States. Additionally, the recent escalation in tensions between the United States and Iraq has resulted in U.S. military action in Iraq. Further terrorist attacks or other acts of violence or war may directly impact our physical facilities or those of our customers and vendors. These events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and world financial markets and economy. They could result in an economic recession in the United States or abroad. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

We expect significant changes in the wireless communications industry.

        The wireless communications industry is experiencing significant technological change. This includes the increasing pace of digital upgrades, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and changes in consumer needs and preferences. Our Cincinnati Bell Wireless subsidiary currently offers its services over a digital wireless network using Time Division Multiple Access, or TDMA, technology. In 2003 we have begun to implement GSM/GPRS technology, which several competitors, as well as our wireless partner, AT&T Wireless, have already begun using. This new technology will run in parallel with the existing TDMA technology for the foreseeable future. However, the prospects of our wireless business will depend on the success of our conversion to GSM/GPRS technology and on our ability to anticipate and adapt to future changes in the wireless communications industry.

Risk Factors Related to BRCOM

BRCOM's substantial debt could limit its ability to fund operations, limit its ability to raise additional capital and have a material adverse effect on its ability to fulfill its obligations and on its business generally.

        BRCOM is highly leveraged and has significant debt service obligations. As of March 31, 2003, BRCOM had aggregate outstanding indebtedness of $1,772.8 million and a total shareholders' deficit of $2,562 million. Of BRCOM's debt outstanding as of March 31, 2003, $1,501.1 million is debt owed to Cincinnati Bell.

        BRCOM's substantial debt could have important consequences to you, including the fact that it will be required to use a substantial portion of its cash flow from remaining operations to pay principal and interest on its debt, thereby reducing the availability of its cash flow to make interest and principal payments on the BRCOM 9% Notes, fund working capital, capital expenditures, and other general corporation requirements.

The servicing of BRCOM's indebtedness will require a significant amount of cash, and BRCOM's ability to generate cash depends on many factors beyond its control; Cincinnati Bell's ability to finance BRCOM's operations is restricted.

        BRCOM expects to obtain needed cash from operations and, to the limited extent still allowed under various credit documents, from intercompany loans from Cincinnati Bell. BRCOM's ability to generate cash is also subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. BRCOM cannot assure you that its remaining business will generate sufficient cash flow from operations, additional sources of funding will be available to it, or that future borrowings will be available to it in amounts sufficient to enable it to service its indebtedness or to fund its other liquidity needs.

        On March 26, 2003, we received $350 million of gross cash proceeds from the issuance of the 16% Notes as part of the Goldman mezzanine financing. The 16% Notes indenture contains numerous restrictions on the ability of Cincinnati Bell to make further investments in BRCOM. See "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—16% Senior Subordinated Discount Notes due 2009" for a description of the restrictions on our ability to make investments in BRCOM under the 16% Notes indenture.

        In the past, we have made capital contributions and intercompany loans to BRCOM to finance BRCOM's operating activities and other obligations, including its preferred stock dividends and repayments of long-term debt. In 2002, BRCOM received intercompany loans from us of $23.3 million and capital contributions of $1.9 million. In the three-month period ended March 31, 2003, BRCOM received intercompany loans from us of $8.3 million and no capital contributions. Because the 16% Notes indenture and the amended terms of the credit facilities have restricted our ability to continue funding BRCOM, as of May 31, 2003, we had the ability to invest an additional $30.7 million in BRCOM. If BRCOM requires funds in excess of the amounts permitted by the 16% Notes indenture and the amended terms of the credit facilities, there can be no assurances that the holders of the 16% Notes or the lenders under the credit facilities will consent to us investing additional money to allow BRCOM to meet its obligations.

        As of March 31, 2003, BRCOM's subsidiary, BCSI Inc., had borrowed $223.0 million under our credit facilities. However, the amended terms of our credit facilities prohibit any additional borrowings by BRCOM or its subsidiaries. Because BRCOM has relied on our credit facilities in the past to fund its operations, the restrictions on future borrowings might adversely affect its ability to access sufficient cash to meet its obligations.

        The uncertainty of future cash flows of BRCOM combined with the funding constraints discussed above have prompted PricewaterhouseCoopers LLP, BRCOM's independent accountants, to include a going concern explanatory paragraph in their report filed in connection with the stand-alone financial statements of BRCOM. The going concern explanatory paragraph means that, in the opinion of PricewaterhouseCoopers LLP, there exists substantial doubt about BRCOM's ability to continue as a going concern and its ability to realize its assets and discharge its liabilities in the normal course of business. If BRCOM is unable to finance its operations or meet its remaining obligations going forward, it may be forced to seek protection from its creditors under Chapter 11, whether or not the exchange offer is consummated, in which case holders of the BRCOM 9% Notes will have senior subordinated debt claims against BRCOM, the surviving entity of the proposed merger to be effected upon consummation of the BRCOM preferred exchange offer.

There will be little or no remaining cash proceeds from the sale of our broadband business to fund BRCOM's general corporate requirements.

        There will be little or no remaining net cash proceeds from the sale of our broadband business to fund BRCOM's working capital, capital expenditures and other general corporate requirements. Under the amended terms of our credit facilities, the proceeds from the sale of our broadband business may be used to pay BRCOM's remaining liabilities and claims not assumed by the buyers. Any remaining net proceeds will be applied 60% to prepay our credit facilities and 40% to pay certain of BRCOM's other obligations, provided that, in the event of a bankruptcy of BRCOM or any of its subsidiaries, 100% of any such remaining net proceeds must be applied to prepay our credit facilities. If there are any proceeds remaining after BRCOM's obligations have been satisfied, those amounts must be applied to pay down our credit facilities.

BRCOM depends on the receipt of dividends or other intercompany transfers from its subsidiaries.

        BRCOM conducts substantially all of its operations through its subsidiaries and substantially all of its operating assets are held directly by its subsidiaries. BRCOM will therefore be dependent upon dividends or other intercompany transfers of funds from these subsidiaries in order to make interest and principal payments on or redeem the BRCOM 9% Notes and to meet its other obligations. See "Unaudited Pro Forma Condensed Consolidated Financial Information—BRCOM Inc." for BRCOM's pro forma results of operations and balance sheet after giving effect to the sale of the broadband business.

        Accordingly, in the event of the dissolution, bankruptcy, liquidation or reorganization of BRCOM, amounts may not be available for payments on the BRCOM 9% Notes until after the payment in full of the claims of creditors of its subsidiaries.

BRCOM may be forced to file for protection under Chapter 11.

        If the exchange offer is not completed, BRCOM may be forced to seek an alternative to exchanging the BRCOM 9% Notes. BRCOM may consider filing for protection under Chapter 11, through which BRCOM's plan of reorganization could be on terms less favorable to holders of BRCOM 9% Notes than the terms of the exchange offer. In addition, there is a risk that distributions, if any, to holders of BRCOM 9% Notes under a liquidation or under a protracted and non-orderly restructuring would be substantially delayed and diminished. It is also possible we may choose to reorganize BRCOM under Chapter 11 following the consummation of the exchange offer and consent solicitation.

Following the completion of the remaining portion of the sale of our broadband business, substantially all of the operating assets of certain of BRCOM's subsidiaries will have been sold and BRCOM will have retained substantial liabilities and contingent liabilities.

        BRCOM conducts substantially all of its operations through its subsidiaries and is therefore dependent upon dividends or other intercompany transfers of funds from its subsidiaries in order to meet its obligations. Following the completion of the remaining portion of the sale of our broadband business, the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. See "Unaudited Pro Forma Condensed Consolidated Financial Information—BRCOM Inc." for BRCOM's pro forma results of operations and balance sheet after giving effect to the sale of our broadband business. Upon the completion of the sale of our broadband business, BRCOM will retain substantial liabilities. In addition, BRCOM will retain obligations related to its contingent liabilities, including an ongoing contract dispute over BRCOM's agreement to construct a fiber route system. Although we believe BRCOM is due significant amounts under the contract, the timing and outcome of this dispute is not currently predictable. For more information concerning this contingent liability, see Note 20 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002. The carrying value of the current and long-term liabilities to be retained totaled $1,654.8 million and $301.7 million, respectively, as of March 31, 2003.

        Furthermore, there will be little or no remaining net cash proceeds from the sale of our broadband business to fund BRCOM's working capital, capital expenditures and other general corporate requirements. Under the amended terms of our credit facilities, the proceeds from the sale of our broadband business may be used to pay BRCOM's remaining liabilities and claims not assumed by the buyers. Any remaining net proceeds will be applied 60% to prepay our credit facilities and 40% to pay certain of BRCOM's other obligations, provided that, in the event of a bankruptcy of BRCOM or any of its subsidiaries, 100% of any such remaining net proceeds must be applied to prepay our credit facilities. If there are any proceeds remaining after those BRCOM obligations have been satisfied, those amounts must be applied to pay down Cincinnati Bell's credit facilities. There can be no assurances that BRCOM will be able to generate sufficient cash from its remaining operations, that Cincinnati Bell will be able or willing to make intercompany loans to BRCOM or that additional sources of financing will be available to BRCOM to enable BRCOM to service the substantial liabilities remaining from the sale of our broadband business or to fund its other liquidity needs. If BRCOM is unable to fund its operations after the sale of substantially all of its operating assets, BRCOM may explore alternative transactions or sources of financing, including borrowing money or raising equity capital. There can be no assurances that any such transactions could be consummated on acceptable terms, or at all.

FORWARD-LOOKING STATEMENTS

        This prospectus and solicitation statement contains forward-looking statements, which are based on our (together with our majority-owned consolidated subsidiaries over which we exercise control) current expectations, estimates and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of Cincinnati Bell, are forward-looking statements. These include any statements regarding:

  •
  future revenue, profit percentages, income tax refunds, realization of deferred tax assets, earnings per share or other results of operations;

  •
  the continuation of historical trends;

  •
  the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs;

  •
  the effect of legal and regulatory developments;

  •
  the expected results of our various restructuring plan initiatives; and

  •
  the economy in general or the future of the communications services industries.

        Actual results may differ materially from those expressed or implied in forward-looking statements. These statements involve potential risks and uncertainties, which include, but are not limited to:

  •
  changing market conditions and growth rates within the telecommunications industry or generally within the overall economy;

  •
  world and national events that may affect our ability to provide services or the market for telecommunications services;

  •
  changes in competition in markets in which we operate;

  •
  pressures on the pricing of our products and services;

  •
  advances in telecommunications technology;

  •
  the ability to generate sufficient cash flow to fund our business plan and maintain our networks;

  •
  the ability to refinance our indebtedness when required on commercially reasonable terms;

  •
  our ability to continue to finance BRCOM;

  •
  changes in the telecommunications regulatory environment;

  •
  changes in the demand for our services and products;

  •
  the demand for particular products and services within the overall mix of products sold, as our products and services have varying profit margins;

  •
  our ability to introduce new service and product offerings in a timely and cost effective basis;

  •
  our ability to attract and retain highly qualified employees;

  •
  our ability to access capital markets and the successful execution of restructuring initiatives; and

  •
  volatility in the stock market, which may affect the value of our stock.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

        For a further discussion of such risks, uncertainties and assumptions, see "Risk Factors." You are urged to consider these factors in evaluating the forward-looking statements.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        We are providing the following information to assist you in analyzing the financial aspects of the exchange offer. We urge you to read all the information contained in the following table together with the historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the annual and other reports filed by Cincinnati Bell and BRCOM with the SEC and incorporated by reference into this prospectus and solicitation statement. See "Where You Can Find More Information."

Cincinnati Bell Inc.

        The selected historical consolidated financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 and for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements and the related notes. The selected historical consolidated financial data as of March 31, 2002 and 2003 and for each of the three-month periods ended March 31, 2002 and 2003, have been derived from our unaudited condensed consolidated financial statements and the related notes for such period, which in the opinion of our management include all adjustments necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Operating Data
Revenue	$791.6	$1,030.1	$1,973.7	$2,271.6	$2,155.9	$542.8	$480.7
Operating expenses excluding restructuring and other charges (credits)	655.6	921.0	1,978.1	2,247.3	2,011.4	517.4	381.2
Restructuring, impairment and other charges (credits)(a)	(1.1)	10.9	(0.8)	245.4	2,238.0	16.2	0.3
Operating income (loss)	137.1	98.2	(3.6)	(221.1)	(2,093.5)	9.2	99.2
Interest expense and other financing costs(b)	24.1	61.6	163.6	168.1	164.2	38.3	45.3
Loss (gain) on investments(c)	—	—	356.3	(11.8)	10.7	—	—
Income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle	83.3	25.4	(584.9)	(412.3)	(2,325.5)	(42.4)	39.9
Net income (loss)(h)(i)	$149.9	$31.4	$(377.1)	$(286.2)	$(4,222.3)	$(1,824.4)	$123.8
Earnings (loss) per common share from continuing operations(d):
Basic	$0.41	$0.06	$(1.95)	$(1.50)	$(11.18)	$(8.38)	$$0.55
Diluted	$0.40	$0.05	$(1.95)	$(1.50)	$(11.18)	$(8.38)	$0.55
Dividends declared per common share	$0.40	$0.20	$—	$—	$—	$—	$—
Weighted average common shares outstanding (millions)
Basic	136.0	144.3	211.7	217.4	218.4	218.2	218.9
Diluted	138.2	150.7	211.7	217.4	218.4	218.2	219.9
Financial Position
Property, plant and equipment, net	$697.8	$2,510.9	$2,978.6	$3,059.3	$867.9	$2,993.8	$933.5
Total assets(e)	1,041.8	6,505.4	6,477.6	6,312.0	1,467.6	4,084.1	1,594.2
Long-term debt(b)	366.8	2,136.0	2,507.0	2,702.0	2,354.7	2,537.9	2,184.1
Total debt(b)	553.0	2,145.2	2,521.0	2,852.0	2,558.4	2,574.1	2,540.4
Total long-term obligations(g)	464.6	3,158.3	3,105.0	3,277.5	2,972.8	3,105.8	2,835.0
Minority Interest(f)	—	434.0	433.8	435.7	443.9	437.6	445.7
Shareowners' equity (deficit)(j)	142.1	2,132.8	2,021.5	1,678.4	(2,548.3)	(142.4)	(2,378.4)
Other Data
Cash flow provided by (used in) operating activities	$205.9	$314.3	$328.4	$259.5	$192.6	$(17.4)	$32.7
Cash flow provided by (used in) investing activities	(309.0)	(641.0)	(851.9)	(534.6)	192.4	315.6	(18.2)
Cash flow provided by (used in) financing activities	99.4	397.2	480.6	267.2	(370.1)	(303.3)	(23.0)
Capital expenditures	143.4	381.0	843.7	648.5	175.9	52.7	22.0

(a)
See Notes 1, 2 and 3 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 and Notes to Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(b)
See Note 5 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 and Notes to Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(c)
See Note 4 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002.

(d)
See Note 10 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 and Note 8 of the Notes to Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(e)
See Notes 1 and 2 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 and Notes to Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(f)
See Note 8 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 and Note 9 of the Notes to Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(g)
Total long-term obligations comprise long-term debt, other noncurrent liabilities that will be settled in cash, redeemable preferred stock and the BRCOM Preferred Stock, which is classified as minority interest in the Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(h)
We adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") as of January 1, 2003. This statement requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. The removal cost is initially capitalized and depreciated over the remaining life of the underlying asset. The associated liability is accreted over the life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as income or loss on disposition. We determined the local and broadband segments did not have a liability under SFAS 143, while the wireless segment and other segment did have a liability. We recorded a non-recurring increase to net income as a change in accounting principle as of January 1, 2003 of $85.9 million, net of tax. The local segment recorded $86.3 million of income related to depreciation previously recorded for asset removal costs, offset by $0.4 million of expense recorded in the wireless segment. Additionally, we recorded a liability for removal costs at fair value of approximately $2.6 million and an asset of approximately $2.3 million in the first quarter of 2003 related to the wireless and other segments. The pro forma impact of this accounting change on prior periods is not material. See additional information in Note 1 to the Condensed Consolidated Financial Statements, included in our Form 10-Q for the quarter ended March 31, 2003.

(i)
We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. SFAS 142 requires cessation of the amortization of goodwill and indefinite lived intangible assets and annual impairment testing of those assets. Intangible assets that have finite useful lives will continue to be amortized. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for impairment and the second step measures the amount of impairment, if any. We completed the first step of the goodwill impairment test for our wireless and broadband segment during the first quarter of 2002, which indicated that goodwill of our broadband segment was impaired as of January 1, 2002. We completed the second step of the valuation of our broadband segment by June 30, 2002. The valuation indicated an impairment charge of $2,008.7 million, net of taxes, was necessary. The impairment charge was required to be recorded as of January 1, 2002, and is reflected as a cumulative effect of change in accounting principle, net of taxes, in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 2 to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002 for the reconciliation of 2000 and 2001 net loss adjusted to exclude amortization of goodwill and indefinite lived intangible assets pursuant to SFAS 142.

(j)
See Note 9 of Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2002.

BRCOM Inc.

        The selected historical financial data as of December 31, 1998 and November 9, 1999 and for the year ended December 31, 1998 and the period from January 1 to November 9, 1999 have been derived from BRCOM's predecessor's, IXC Communications, Inc., audited financial statements and the related notes. The selected historical financial data as of December 31, 1999, 2000, 2001 and 2002 and for each of the period from November 10 to December 31, 1999 and the years ended December 31, 2000, 2001 and 2002 have been derived from BRCOM's audited financial statements and the related notes. The selected historical consolidated financial data as of March 31, 2002 and 2003 and for each of the three-month periods ended March 31, 2002 and 2003, have been derived from BRCOM's unaudited condensed consolidated financial statements and the related notes for such period, which in the opinion of BRCOM's management include all adjustments necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Predecessor		BRCOM
							Three Months Ended March 31,
				Year Ended December 31,
	Year Ended December 31, 1998	Period from Jan. 1 to Nov. 9, 1999	Period from Nov. 10 to Dec. 31, 1999
				2000	2001	2002	2002	2003
	(dollars in millions)
Operating Data(a):
Revenue	$668.6	$568.2	$99.0	$1,004.6	$1,197.6	$1,068.1	$269.0	$210.6
Operating income (loss)	(30.8)	(214.1)	(46.5)	(225.7)	(502.1)	(2,437.6)	(74.0)	9.8
Loss (gain) on investments	—	23.8	—	394.5	(11.6)	(0.2)	—	—
Loss before extraordinary item	(95.5)	(281.0)	(38.9)	(463.3)	(382.2)	(2,533.7)	(88.6)	(10.1)
Extraordinary loss	(67.0)	—	(6.6)	—	—	—	—	—
Cumulative effect of change in accounting principle(b)	—	—	—	—	—	2,008.7	2,008.7	—
Net income (loss)(h)	$(162.5)	$(281.0)	$(45.5)	$(464.6)	$(388.4)	$(4,542.4)	$(2,066.1)	$11.4
Financial Position(a):
Property, plant and equipment, net (c)	$983.7		$1,726.4	$2,103.9	$2,182.0	$54.7	$2,134.7	$1.8
Total assets	1,748.2		5,147.2	4,994.2	4,977.8	239.1	2,906.6	226.7
Total debt and capital lease obligations(d)	693.0		1,046.2	1,057.1	1,563.5	1,737.9	1,668.1	1,738.0
Redeemable preferred stocks(e)	447.9		418.2	421.0	417.8	414.4	417.1	413.7
Total long-term obligations(g)	1,624.1		1,709.7	1,553.0	2,036.1	687.9	2,139.6	716.1
Shareowner's equity (deficit)(f)	(72.5)		2,463.6	2,394.0	2,024.6	(2,561.8)	(51.2)	(2,562.0)
Other Financial data(a)
Cash flow provided by (used in) operating activities	$202.3	$71.5	$87.8	$(32.7)	$(111.4)	$(94.9)	$(68.9)	$(32.2)
Cash flow used in investing activities	(522.9)	(558.1)	(160.8)	(590.0)	(441.6)	(64.9)	(26.8)	(0.5)
Cash flow provided by financing activities	431.0	285.5	65.5	596.9	534.2	151.1	93.9	36.9
Capital expenditures	476.4	479.1	165.0	599.9	472.0	64.9	26.8	0.5

(a)
On November 9, 1999 (the "Merger Date"), IXC Communications, Inc. completed a merger with a wholly owned subsidiary of Cincinnati Bell to form BRCOM (the "IXC Merger"). This merger was accounted for as a purchase business combination and, accordingly, purchase accounting adjustments, including goodwill, have been pushed down and are reflected in BRCOM's financial statements subsequent to the Merger Date. The financial statements for periods before the Merger Date were prepared using BRCOM's historical basis of accounting and are designated as "Predecessor." The financial statements for periods after the merger are designated as "BRCOM." The comparability of operating results for the Predecessor and

  BRCOM periods are affected by the purchase accounting adjustments. The 2002, 2001 and 2000 results presented included the results of Cincinnati Bell Technology Solutions Inc. as Cincinnati Bell contributed the capital stock of the information technology consulting business to BRCOM during 2000. The 2002, 2001 and 2000 results also reflect an agreement with the former Cincinnati Bell Long Distance to service its customers outside of the Cincinnati, Ohio area. All revenue and expenses associated with the former Cincinnati Bell Long Distance's customers outside the Cincinnati area were assigned to BRCOM.

(b)
See Notes 1 and 2 of the Notes to Consolidated Financial Statements, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002 and Notes 1 and 3 of the Notes to Condensed Consolidated Financial Statements, included in BRCOM's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2003.

(c)
See Note 1 of the Notes to Consolidated Financial Statements, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002 and Notes to Condensed Consolidated Financial Statements, included in BRCOM's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2003.

(d)
See Note 5 of the Notes to Consolidated Financial Statements, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002 and Notes to Condensed Financial Statements, included in BRCOM's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2003.

(e)
See Note 7 of the Notes to Consolidated Financial Statements, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002 and Note 6 of the Notes to Condensed Consolidated Financial Statements, included in BRCOM's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2003.

(f)
See Note 9 of the Notes to Consolidated Financial Statements, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002.

(g)
Total long-term obligations comprise total long-term debt, other noncurrent liabilities that will be settled in cash, and redeemable preferred stock, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002 and BRCOM's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2003.

(h)
BRCOM adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, on January 1, 2002. SFAS 142 requires cessation of the amortization of goodwill and indefinite lived intangible assets and annual impairment testing of those assets. Intangible assets that have finite useful lives will continue to be amortized. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for impairment and the second step measures the amount of impairment, if any. BRCOM completed the first step of the goodwill impairment test during the first quarter of 2002, which indicated that its goodwill was impaired as of January 1, 2002. BRCOM completed the second step of the valuation by June 30, 2002. The valuation indicated an impairment charge of $2,008.7 million, net of taxes, was necessary. The impairment charge was required to be recorded as of January 1, 2002, and is reflected as a cumulative effect of change in accounting principle, net of taxes, in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 2 to Consolidated Financial Statements, included in BRCOM's Annual Report on Form 10-K for the year ended December 31, 2002 for the reconciliation of 2000 and 2001 net loss adjusted to exclude amortization of goodwill and indefinite lived intangible assets pursuant to SFAS 142.

CAPITALIZATION

        We are providing the following information to assist you in analyzing the financial aspects of the exchange offer. We urge you to read all the information contained in the following table together with the historical financial statements and related notes contained in the annual and other reports filed by Cincinnati Bell and BRCOM with the SEC and incorporated by reference into this prospectus and solicitation statement. See "Where You Can Find More Information."

Cincinnati Bell Inc.

        The following table sets forth our capitalization as of March 31, 2003 (1) on an actual basis, (2) as adjusted to give effect to the sale of our broadband business announced on February 22, 2003, the first and second stage closings of which were consummated on June 13, 2003 and July 8, 2003, respectively, (3) as further adjusted to give effect to the issuance on July 11, 2003 of the 7 1/4% Senior Notes and the use of proceeds therefrom, (4) as further adjusted to give effect to the BRCOM preferred exchange offer (assuming all shares of BRCOM Preferred Stock are tendered and accepted for exchange) and (5) as further adjusted to give effect to the exchange offer being made by this prospectus and solicitation statement (assuming the entire outstanding aggregate principal amount of BRCOM 9% Notes are tendered and accepted for exchange). For a more detailed description of our capitalization, see "Description of Cincinnati Bell Capital Stock" and "Description of Cincinnati Bell and BRCOM Indebtedness." The following table is not adjusted to give effect to the retirement on June 16, 2003 of the remaining $0.8 million aggregate principal amount outstanding of BRCOM's 12 1/2% Senior Notes due 2005.

	As of March 31, 2003
	(dollars in millions)
	Actual	As adjusted for the broadband sale	As adjusted for the broadband sale and the 7 1/4% Senior Notes issuance	As adjusted for the the broadband sale, 7 1/4% Senior Notes issuance and the BRCOM preferred exchange offer	As adjusted for the broadband sale, the 7 1/4% Senior Notes issuance, the BRCOM preferred exchange offer and the exchange offer
Cincinnati Bell Inc.
Cash and cash equivalents:	$36.4	$127.9	$127.9	$127.9	$127.9

Restricted cash	7.0	7.0	7.0	7.0	7.0

Total debt (including current portion):
Revolving credit facility	361.7	361.7	320.1	325.6	326.1
Term loan facilities
Term loan A	516.2	516.2	276.1	276.1	276.1
Term loan B	307.0	307.0	164.2	164.2	164.2
Term loan C	137.1	137.1	73.3	73.3	73.3

Total credit facilities	1,322.0	1,322.0	833.7	839.2	839.7
7 1/4% Senior secured notes	50.0	50.0	50.0	50.0	50.0
Capital lease obligations and vendor financing	40.7 (a)	38.6	38.6	38.6	38.6
Cincinnati Bell Telephone notes	270.0	270.0	270.0	270.0	270.0
7 1/4% Senior notes	—	—	500.0	500.0	500.0
16% notes	350.2	350.2	350.2	350.2	350.2
12 1/2% Senior notes (BRCOM)	0.8	0.8	0.8	0.8	0.8
9% Senior subordinated notes (BRCOM)	46.0	46.0	46.0	46.0	—
Convertible subordinated notes	511.3	511.3	511.3	511.3	511.3
Unamortized discount	(48.5)	(48.5)	(48.5)	(48.5)	(48.5)

Total debt	2,542.5	2,540.4	2,552.1	2,557.6	2,512.1
12.5% Preferred stock (BRCOM)	413.7	413.7	413.7	—	—
Shareowners' deficit:
6 3/4% Cumulative preferred stock	129.4	129.4	129.4	129.4	129.4
Common shareowners' deficit	(2,507.8)	(2,129.8)	(2,138.9)	(1,687.5)	(1,640.1)

Total shareowners' deficit	(2,378.4)	(2,000.4)	(2,009.5)	(1,558.1)	(1,510.7)

Total capitalization	$577.8	$953.7	$956.3	$999.5	1,001.4

(a)
Includes $2.1 million of BRCOM lease obligations classified as liabilities to be assumed in the sale of our broadband business on the balance sheet as of March 31, 2003.

BRCOM Inc.

        The following table sets forth BRCOM's capitalization as of March 31, 2003 (1) on an actual basis, (2) as adjusted to give effect to the broadband sale, (3) as further adjusted to give effect to the BRCOM preferred exchange offer (assuming all shares of BRCOM Preferred Stock are tendered and accepted for exchange) and (4) as further adjusted to give effect to the exchange offer being made by this prospectus and solicitation statement (assuming the entire outstanding aggregate principal amount of BRCOM 9% Notes are tendered and accepted for exchange). For a more detailed description of BRCOM's capitalization, see "Description of Cincinnati Bell Capital Stock" and "Description of Cincinnati Bell and BRCOM Indebtedness." The following table is not adjusted to give effect to the retirement on June 16, 2003 of $0.8 million aggregate principal amount outstanding of BRCOM's 12 1/2% Senior Notes due 2005.

	As of March 31, 2003
	(dollars in millions)
	Actual	As adjusted for the broadband sale	As adjusted for the broadband sale and the BRCOM preferred exchange offer	As adjusted for the broadband sale, the BRCOM preferred exchange offer and the exchange offer
BRCOM Inc.
Cash and cash equivalents:	$7.1	$98.6	$98.6	$98.6

Total debt (including current portion):
Total credit facilities	223.0	223.0	223.0	223.0
Intercompany payable to parent	1,501.0	1,501.0	1,573.2	1,629.7
Capital leases and vendor financing	4.1 (a)	2.0	2.0	2.0
12 1/2% Senior notes (BRCOM)	0.8	0.8	0.8	0.8
9% Senior subordinated notes (BRCOM)	46.0	46.0	46.0	—

Total debt	1,774.9	1,772.8	1,845.0	1,855.5
12.5% Preferred stock	413.7	413.7	—	—
Shareowner's deficit:
Common shareowner's deficit	(2,562.0)	(2,184.0)	(1,799.3)	(1,807.9)

Total shareowner's deficit	(2,562.0)	(2,184.0)	(1,799.3)	(1,807.9)

Total capitalization	$(373.4)	$2.5	$45.7	$47.6

(a)
Includes $2.1 million of BRCOM lease obligations classified as liabilities to be assumed in the sale of our broadband business on the balance sheet as of March 31, 2003.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We are providing the following information to assist you in analyzing the financial aspects of the exchange offer. We urge you to read all the information contained in this section together with the historical financial statements and related notes contained in the annual and other reports filed by Cincinnati Bell and BRCOM with the SEC and incorporated by reference into this prospectus and solicitation statement. See "Where You Can Find More Information."

Cincinnati Bell Inc.

        The following unaudited pro forma condensed consolidated financial information reflects Cincinnati Bell's results of operations for the year ended December 31, 2002 and the three-month period ended March 31, 2003 and Cincinnati Bell's balance sheet as of March 31, 2003, after giving effect to all of the pro forma transactions described below. The unaudited pro forma statements of operations give effect to the following transactions as if they had occurred on January 1, 2002, and the unaudited pro forma balance sheet as of March 31, 2003 gives effect to the following transactions as if they had occurred as of that date, except for the March 26, 2003 financing transactions, which are included in the actual results as of March 31, 2003. The pro forma transactions include the following:

          (a)   The March 26, 2003 financing transactions, which included the following three items:

            (1)   Our receipt of $350 million of gross cash proceeds from the issuance of 16% Notes. The indenture governing the 16% Notes contains covenants, including restrictions on the Company's ability to fund the operations of BRCOM and its subsidiaries. Proceeds from the Goldman mezzanine financing, net of fees of $42 million related to the Goldman mezzanine financing and the amendment to our credit facilities, were used to pay down borrowings under the Company's credit facilities. In addition, purchasers of the 16% Notes received 17.5 million warrants, each to purchase one share of Cincinnati Bell Common Stock at $3.00 per share, which were valued at $47.5 million upon issuance.

            (2)   The amendment of our credit facilities which, among other things, extended the maturity on our revolving credit facility, accelerated the maturity of a portion of our term loan A facility, increased the interest rates, revised the financial covenants and allowed for the broadband sale.

            (3)   The execution of a supplemental indenture in respect of the indenture governing the Convertible Subordinated Notes. The supplemental indenture provides that a bankruptcy of BRCOM and its subsidiaries would not constitute an event of default, amends the definition of change of control by increasing the ownership threshold deemed to be a change of control from 20% of outstanding shares to 45% of outstanding shares and includes covenants restricting our ability to incur debt and consummate certain asset dispositions. The supplemental indenture also adjusted the rate of accretion to 9.00% per annum from March 26, 2003 through July 21, 2004 and to 2.25% per annum from July 21, 2004 to July 21, 2009 (during which period the Convertible Subordinated Notes bear cash interest at a rate of 6.75% per annum payable semi-annually on January 21 and July 21 of each year, commencing on January 21, 2005).

          (b)   The consummation of the sale of our broadband business pursuant to the asset purchase agreement entered into with C III Communications, LLC and C III Communications Operations, LLC. On June 13, 2003, we consummated the first (and most significant) stage closing of the sale of our broadband business, in which we transferred substantially all of our broadband assets except for those for which state regulatory approval for transfer was still pending. In connection with the first stage closing, the buyers paid the cash purchase price of $91.5 million, of which $29.3 million was placed into escrow to support certain potential purchase price adjustments and the portion of the purchase price payable upon the consummation of the second and third stage closings, and issued to us a $17.2 million preliminary promissory note in connection with a purchase price working capital adjustment. On July 8, 2003, we consummated the second stage closing of the sale of our broadband business and $10.3 million of the $29.3 million placed into escrow at the first stage closing was paid to us in cash. After the first and second stage closings, the BRCOM selling subsidiaries have transferred assets in states representing approximately 87.5% of our 2002 broadband revenue to the buyers. No adjustments have been made in the unaudited pro forma condensed consolidated financial information for the purchase price adjustments or post-closing obligations as such amounts are not determinable. Furthermore, the application of the proceeds from the sale has not been reflected. In addition, the buyers have agreed to assume approximately $418.5 million in current and long-term liabilities and approximately $291.2 million of operating contractual commitments.

          In addition, we have indemnified the buyers against certain potential claims. The fair value of such indemnifications has not been reflected in the unaudited pro forma condensed consolidated financial information, as the amount is not material. In order to determine the fair value of the indemnification obligations, we performed a probability-weighted discounted cash flow analysis, utilizing the minimum and maximum potential claims and several scenarios within the range of possibilities. Such analysis produced an estimated fair value of the indemnification obligations totaling $8 million. Given the subjectivity of the analysis and the amount relative to our assets and liabilities, we determined that the amount was immaterial for purposes of pro forma adjustments.

          After the completion of the broadband sale, the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. BCSI Inc., another subsidiary of BRCOM, will retain a 3% interest in the new company. This investment is not reflected in the unaudited pro forma condensed consolidated financial information because its value is not expected to be material. See "Background of the Exchange Offer and Consent Solicitation—The Restructuring Plan and Recent Developments—Sale of our broadband business."

          In connection with the broadband sale, we entered into a four-year agreement to purchase wholesale long distance minutes from the buyers of our broadband business for resale to our customers in the Greater Cincinnati area market. We are obligated to purchase long distance access minutes exclusively from the buyers of our broadband business at wholesale rates over the term of the agreement. Exclusivity under the agreement is subject to an annual competitive bid process, beginning in the second year of the agreement, which provides the buyers of our broadband business with a right of first refusal to match any other bid. The rate during the first year is $.05 per minute of use, or MOU, which is based on the historical rate per MOU. The agreement also provides that the buyers of our broadband business may provide us with certain administrative services, including billing, credit and collections and payment processing; however, we do not intend to utilize these services. There are no minimum or maximum commitments associated with the agreement.

          Also in connection with the broadband sale, we entered into a four-year agreement to market the broadband services of the buyers of our broadband business in the Greater Cincinnati area. These services include long-haul transmission of data, voice and Internet traffic over dedicated circuits and/or virtual private networks. Under the marketing arrangement, we will be paid a fixed percentage monthly commission based on service revenue. We will be paid commissions for contracts existing at the close of the broadband sale as well as for any new contracts sold by us after the broadband sale closing. If the revenue associated with customer contracts subject to the agreement falls below $0.5 million in any given month, the commission rate will drop by 2% in that month.

          (c)   Our receipt of $500 million of gross cash proceeds from the issuance of the 7 1/4% Senior Notes, on July 11, 2003.

          (d)   The BRCOM preferred exchange offer and the exchange offer, in connection with which we expect to issue approximately 25.2 million new shares of Cincinnati Bell Common Stock, an increase of 12% in the number of shares outstanding, assuming all shares of BRCOM Preferred Stock and the entire outstanding aggregate principal amount of BRCOM 9% Notes are tendered and accepted for exchange in the BRCOM preferred exchange offer and the exchange offer, respectively.

        The unaudited pro forma condensed consolidated financial information does not reflect the retirement on June 16, 2003 of BRCOM's remaining $0.8 million aggregate principal amount outstanding of 12 1/2% Senior Notes due 2005. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights under Delaware law in connection with the merger that will be effected after the BRCOM preferred exchange offer is completed.

        The unaudited pro forma condensed consolidated financial information presented includes the above items as the financing transactions are considered to be material to existing and potential investors; and the consummation of the broadband sale is probable based on the definitive agreements signed on February 22, 2003 and amended on June 6, 2003 and June 13, 2003, and the consummation of the first and second stage closings, which occurred on June 13, 2003 and July 8, 2003, respectively. In addition, the BRCOM preferred exchange offer and the exchange offer are probable based on definitive agreements reached with holders of the instruments being exchanged.

        The adjustments, which are based upon available information and upon assumptions that we believe to be reasonable, are described in the accompanying notes. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the transactions described above had been completed on the dates indicated, nor is it indicative of future operating results or financial position if the transactions described above are completed.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and the related notes incorporated by reference herein.

Cincinnati Bell Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(dollars in millions)

	Quarter Ended March 31, 2003
	Actual	Adjustments for financing transactions		Adjustments for broadband sale		Adjustments for 7 1/4% Senior Notes Issuance		Adjustments for BRCOM preferred exchange offer		Adjustments for exchange offer		Pro forma as adjusted
Revenue	$480.7	$—		$(182.6	)(d)	$—		$—		$—		$311.8
				3.1	(e)
				10.6	(f)
Costs and Expenses
Cost of services and products (excluding depreciation included below)	219.4	—		(106.6 10.6 3.1	)(g) (h) (i)	—		—		—		126.5
Selling, general and administrative	120.3	—		(64.9 1.8	)(j) (k)	—		—		—		57.2
Depreciation	41.4	—		(1.9	)(l)	—		—		—		39.5
Amortization	0.1	—		—		—		—		—		0.1
Restructuring	—	—		—		—		—		—		—
Asset impairments and other	0.3	—		—		—		—		—		0.3

Total costs and expenses	381.5	—		(157.9)		—		—		—		223.6

Operating income (loss)	99.2	—		(11.0)		—		—		—		88.2
Minority interest expense	14.1	—		1.1	(m)	—		(11.6	)(p)	—		3.6
Interest expense and other financing costs	45.3	2.9 16.4 2.6	(a) (b) (c)	—		9.4 (7.9	(n) )(o)	—		(1.0	)(q)	67.7
Loss on Investments	—	—		—		—		—		—		—
Other expense (income), net	(0.1)	—		—		—		—		—		(0.1)

Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	39.9	(21.9)		(12.1)		(1.5)		11.6		1.0		17.0
Income tax expense (r)	2.0	—		—		—		—		—		2.0

Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	37.9	(21.9)		(12.1)		(1.5)		11.6		1.0		15.0
Preferred stock dividends	2.6	—		—		—		—		—		2.6

Numerator for EPS and EPS assuming dilution-loss applicable to common shareowners	$35.3	$(21.9)		$(12.1)		$(1.5)		$11.6		$1.0		$12.4

Basic Earnings (Loss) Per Common Share
Income (loss) from continuing operations	$0.16	$(0.10)		$(0.06)		$(0.01)		$0.05		$0.00		$0.05

Diluted Earnings (Loss) Per Common Share
Income (loss) from continuing operations	$0.16	$(0.10)		$(0.06)		$(0.01)		$0.05		$0.00		$0.05

Weighted Average Common Shares Outstanding (millions)
Basic	218.9	—		—		—		14.1	(t)	11.1	(u)	244.1
Diluted	219.9	4.3	(s)	—		—		14.1	(t)	11.1	(u)	249.4

Cincinnati Bell Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(dollars in millions)

	Year Ended December 31, 2002
	Actual	Adjustments for the financing transactions	Adjustments for broadband sale		Adjustments for 7 1/4% Senior Notes issuance		Adjustments for BRCOM preferred exchange offer		Adjustments for exchange offer		Pro forma as adjusted
Revenue	$2,155.9	$—	$(904.1	)(y)	—		$—		$—		$1,307.0
			11.7	(z)
			43.5	(aa)
Costs and Expenses
Cost of services and products (excluding depreciation included below)	1,027.7	—	(519.6	)(bb)	—		—		—		563.3
			43.5	(cc)
			11.7	(dd)
Selling, general and administrative	487.4	—	(277.2 7.1	)(ee) (ff)	—		—		—		217.3
Depreciation	471.0	—	(284.7	)(gg)	—		—		—		186.3
Amortization	25.3	—	(24.8	)(hh)	—		—		—		0.5
Restructuring	37.1	—	(32.5	)(ii)	—		—		—		4.6
Asset impairments and other	2,200.9	—	(2,180.6	)(jj)	—		—		—		20.3

Total costs and expenses	4,249.4	—	(3,257.1)		—		—		—		992.3

Operating income (loss)	(2,093.5)	—	2,408.2		—		—		—		314.7
Minority interest expense	57.6	—	0.5	(kk)	—		(45.9	)(pp)	—		12.2
Interest expense and other financing costs	164.2	11.8 (v)	—		37.4	(nn)	—		(4.1	)(qq)	263.9
		67.7 (w)			(31.0	)(oo)
		17.9 (x)
Loss on investments	10.7	—	0.2	(ll)	—		—		—		10.9
Other expense (income), net	(0.5)	—	1.1	(mm)	—		—		—		0.6

Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	(2,325.5)	(97.4)	2,406.4		(6.4)		45.9		4.1		27.1
Income tax expense (rr)	105.7	—	—		—		—		—		105.7

Loss from continuing operations before discontinued operations and cumulative effect of change in accounting principle	(2,431.2)	(97.4)	2,406.4		(6.4)		45.9		4.1		(78.6)
Preferred stock dividends	10.4	—	—		—		—		—		10.4

Numerator for EPS and EPS assuming dilution-loss applicable to common shareowners	$(2,441.6)	$(97.4)	$2,406.4		$(6.4)		$45.9		$4.1		$(89.0)

Basic Earnings (Loss) Per Common Share
Loss from continuing operations	$(11.18)	$(0.45)	$11.02		$(0.03)		$0.20		$0.02		$(0.37)

Diluted Earnings (Loss) Per Common Share
Loss from continuing operations	$(11.18)	$(0.45)	$11.02		$(0.03)		$0.20		$0.02		$(0.37)

Weighted Average Common Shares Outstanding (millions)
Basic	218.4	—	—		—		14.1	(tt)	11.1	(uu)	243.6
Diluted	218.4	— (ss)	—		—		14.1	(tt)	11.1	(uu)	243.6

Cincinnati Bell Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
(dollars in millions)

	As of March 31, 2003
	Actual	Adjustments for broadband sale		Adjustments for 7 1/4% Senior Notes issuance		Adjustments for BRCOM preferred exchange offer		Adjustments for exchange offer		Pro forma as adjusted
	Assets
Current assets
Cash and cash equivalents	$36.4	$91.5	(vv)	$—		$—		$—		$127.9
Restricted cash	7.0	—		—		—		—		7.0
Receivables, less allowances	182.8	—		—		—		—		182.8
Materials and supplies	29.2	—		—		—		—		29.2
Deferred income tax benefits	11.3	—		—		—		—		11.3
Prepaid expenses and other current assets	24.6	17.2	(ww)	2.6	(ccc)	—		—		44.4
Assets held for sale	94.4	(94.4	)(xx)	—		—		—		—

Total current assets	385.7	14.3		2.6		—		—		402.6
Property, plant and equipment, net	933.5	—		—		—		—		933.5
Goodwill, net of accumulated amortization	40.9	—		—		—		—		40.9
Other intangibles, net	66.8	—		—		—		—		66.8
Deferred financing costs	57.6	—		—		—		—		57.6
Other noncurrent assets	54.9	—		—		—		—		54.9
Assets held for sale	54.8	(54.8	)(yy)	—		—		—		—

Total assets	$1,594.2	$(40.5)		$2.6		$—		$—		$1,556.3

	Liabilities and Shareowners' Deficit
Current liabilities
Short-term debt	$356.3	$—		$(152.2	)(ddd)	$—		$—		$204.1
Accounts payable	53.6	—		—		—		—		53.6
Current portion of unearned revenue and customer deposits	29.8	—		—		—		—		29.8
Accrued taxes	78.5	—		—		—		—		78.5
Accrued restructuring	35.3	—		—		—		—		35.3
Other current liabilities	131.7	—		—		(43.2	)(ggg)	(1.9	)(lll)	86.6
Liabilities to be assumed in sale	133.7	(133.7	)(zz)	—		—		—		—

Total current liabilities	818.9	(133.7)		(152.2)		(43.2)		(1.9)		487.9
Long-term debt, less current portion	2,184.1	—		163.9	(eee)	5.5	(hhh)	(45.5	)(mmm)	2,308.0
Unearned revenue, less current portion	2.6	—		—		—		—		2.6
Deferred income tax liabilities	87.0	—		—		—		—		87.0
Other noncurrent liabilities	149.5	—		—		—		—		149.5
Liabilities to be assumed in sale	284.8	(284.8	)(aaa)	—		—		—		—

Total liabilities	3,526.9	(418.5)		11.7		(37.7)		(47.4)		3,035.0
Minority interest	445.7	—		—		(413.7	)(iii)	—		32.0
Commitments and contingencies
Shareowners' deficit
6 3/4% Cumulative Convertible Preferred Stock	129.4	—		—		—		—		129.4
Common shares, $.01 par value	2.3	—		—		0.2	(jjj)	0.1	(nnn)	2.6
Additional paid-in capital	2,409.3	—		—		451.2	(kkk)	56.4	(ooo)	2,916.9
Accumulated deficit	(4,761.8)	378.0	(bbb)	(9.1	)(fff)	—		(9.1	)(ppp)	(4,402.0)
Accumulated other comprehensive loss	(12.1)	—		—		—		—		(12.1)
Common shares in treasury, at cost	(145.5)	—		—		—		—		(145.5)

Total shareowners' deficit	(2,378.4)	378.0		(9.1)		451.4		47.4		(1,510.7)

Total liabilities and shareowners' deficit	$1,594.2	$(40.5)		$2.6		$—		$—		$1,556.3

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Cincinnati Bell

(a)
Reflects an increase of $2.9 million in non-cash interest expense on indebtedness with an average balance of $518.5 million, due to an increase in the annual interest rate of 2 1/4% on the Convertible Subordinated Notes, which increased the total interest rate from 6 3/4% to 9%.

(b)
Reflects an increase in interest expense related to the Goldman mezzanine financing as follows:

Cash interest expense	$10.2
Non-cash interest expense	3.5
Amortization of discount	2.0
Amortization of deferred financing costs	0.7

Total interest expense increase related to Goldman mezzanine financing	$16.4

  Incremental cash interest expense is calculated based on an average of $365.5 million of outstanding indebtedness at a stated annual cash interest rate of 12%. The increase is offset by $0.7 million of interest expense included in the actual results through March 31, 2003 based on the closing date of the Goldman mezzanine financing on March 26, 2003.

  Incremental non-cash interest expense is calculated based on an average of $365.5 million of outstanding indebtedness, at a stated annual pay-in-kind interest rate of 4%, which is added to the principal balance on a monthly basis in the amount of approximately $1.2 million. This increase is offset by $0.2 million of interest expense included in the actual results through March 31, 2003 based on the closing date of the Goldman mezzanine financing on March 26, 2003.

  Incremental interest expense related to the amortization of discount is based on the initial discount of $47.5 million, calculated for 17.5 million warrants at a fair value of $2.71 per warrant, amortized over the 70-month term of the 16% Notes.

  Incremental interest expense related to the amortization of deferred financing costs, directly related to the 16% Notes, is calculated as $15.2 million of deferred financing costs amortized over the 70-month term of the 16% Notes.

(c)
Reflects an increase in interest expense related to the amendment to the credit facilities as follows:

Cash interest expense	$0.3
Amortization of deferred financing costs	2.3

Total interest expense increase related to the credit facilities	$2.6

  Incremental cash interest expense is calculated based on the pay down from the net proceeds of the Goldman mezzanine financing, offset by an increase in the average LIBOR spread agreed to in conjunction with the amendment to our credit facilities on March 26, 2003. A tabular presentation of the actual and pro forma interest expense, calculated as the average outstanding balance, multiplied by the average interest rate by facility, is presented as follows:

	For the three-month period ended March 31, 2003
	Actual			Pro forma
	Average balance	Average rate	Interest expense	Average balance	Average rate	Interest expense	Increase in cash interest expense
Term Loan A	$566.2	4.90%	$6.9	$513.2	5.15%	$6.6	$(0.3)
Term Loan B	337.6	4.15%	3.5	306.0	5.15%	3.9	0.4
Term Loan C	150.8	4.65%	1.8	136.7	5.15%	1.8	—
Revolver	575.4	4.90%	7.1	514.7	5.65%	7.3	0.2

Total			$19.3			$19.6	$0.3

  The increase in interest expense due to additional amortization of deferred financing costs is calculated as $26.5 million of fees directly related to the amendments to the credit facilities, amortized over 36 months.

  Based on our pro forma credit facility debt outstanding as of March 31, 2003, a 1/8% increase in interest rates would increase interest expense by $0.3 million per quarter.

(d)
Reflects a decrease in revenue generated by the broadband business that was sold in connection with the broadband sale.

(e)
Reflects an increase in revenue of $3.1 million related to access to the Cincinnati Bell Telephone network by the broadband business which was eliminated as intercompany revenue in the actual results.

(f)
Reflects an increase in revenue related to service provided to Cincinnati Bell Any Distance by the broadband business which was eliminated as intercompany revenue in the actual results.

(g)
Reflects a decrease in cost of services and products incurred by the broadband business that was sold in connection with the broadband sale.

(h)
Reflects an increase in cost of services related to the purchase of long distance services from the broadband business for resale in the Cincinnati market, which was eliminated as intercompany cost of services in the actual results.

(i)
Reflects an increase in cost of services related to the purchase of access to the Cincinnati Bell Telephone network by the broadband business which was eliminated as intercompany cost of services in the actual results.

(j)
Reflects a decrease in selling, general and administrative expenses incurred by the broadband business that was sold in connection with the broadband sale.

(k)
Reflects an increase in selling, general and administrative expenses related to the allocation of corporate overhead, which cannot be allocated after the broadband sale.

(l)
Reflects a decrease in depreciation expense related to the broadband assets sold in connection with the broadband sale.

(m)
Reflects an increase in minority interest expense as a result of the broadband sale.

(n)
Reflects an increase in cash interest expense resulting from the issuance of $500 million of 7 1/4% Senior Notes and an increase in non-cash interest expense related to the amortization of

  $11.7 million in deferred financing costs over the 120-month term of the 7 1/4% Senior Notes, as follows:

Cash interest expense	$9.1
Amortization of deferred financing costs	0.3

Total interest expense increase related to the issuance of 7 1/4% Senior Notes	$9.4
(o)
Reflects a decrease in interest expense related to the pay down of the credit facilities resulting from the application of the proceeds from the issuance of $500 million of 7 1/4% Senior Notes, as follows:

Cash interest expense	($6.2)
Amortization of deferred financing costs	(1.7)

Total interest expense increase related to the credit facilities	($7.9)

  The decrease in cash interest expense is based on a net pay down of our credit facilities of $488.3 million at an average annual interest rate of 5.1%.

  The decrease in deferred financing costs is calculated as a reduction of amortization expense based on the proportion of the term debt permanently repaid utilizing the proceeds of the 7 1/4% Senior Notes as follows:

	Deferred financing costs amortized in three months ended March 31, 2003		Projected proportionate repayment of term debt		Reduction in amortization
Term Loan A	$1.9	x	70%	=	$1.3
Term Loan B	0.6	x	47%	=	0.3
Term Loan C	0.1	x	47%	=	0.1

Total	$2.6				$1.7

(p)
Reflects a decrease in minority interest expense resulting from the BRCOM preferred exchange offer. Dividends on the BRCOM Preferred Stock are classified as "Minority interest expense" in the consolidated statement of operations. The decrease in minority interest expense is calculated as the $395,210,000 redemption value of the BRCOM Preferred Stock at a stated dividend rate of 12 1/2% annually, offset by decretion of $0.8 million, which will reduce the carrying value to the redemption value at the redemption date.

(q)
Reflects a decrease in interest expense resulting from the exchange offer calculated as $46.0 million in principal at an annual rate of 9%.

(r)
The net adjustment to income tax expense is zero because the increase in income tax expense is offset by a corresponding decrease related to the reversal of the additional valuation allowance that was recorded against deferred tax assets.

(s)
We issued 17.5 million warrants, each to purchase one share of Cincinnati Bell Common Stock at $3.00 per share in connection with the Goldman mezzanine financing. As each of the warrants represent the right to purchase one share of Cincinnati Bell Common Stock, they have no impact on basic outstanding shares. If the warrants had been outstanding for the entire quarter, the impact on diluted shares would be to increase the weighted average diluted shares by 4.3 million.

(t)
We are offering to exchange 14,148,518 shares of Cincinnati Bell Common Stock for 395,210 outstanding shares of BRCOM Preferred Stock. Assuming all outstanding shares of BRCOM

  Preferred Stock are tendered and accepted for exchange, we will issue an additional 14,148,518 shares of Cincinnati Bell Common Stock, which will increase both the basic and diluted shares outstanding.

(u)
We are offering to exchange 11,076,707 shares of Cincinnati Bell Common Stock for approximately $46.0 million in aggregate principal amount of the BRCOM 9% Notes outstanding. Assuming the entire aggregate principal amount of the BRCOM 9% Notes outstanding are tendered and accepted for exchange, the Company will issue an additional 11,076,707 million shares of Cincinnati Bell Common Stock, which will increase both the basic and diluted shares outstanding.

(v)
Reflects an increase of $11.8 million in non-cash interest expense on indebtedness with an average balance of $518.5 million due to an increase in the annual interest rate of 2 1/4% on the Convertible Subordinated Notes, which increased the total interest rate from 6 3/4% to 9%.

(w)
Reflects an increase in interest expense related to the Goldman mezzanine financing as follows:

Cash interest expense	$42.7
Non-cash interest expense	14.3
Amortization of discount	8.1
Amortization of deferred financing costs	2.6

Total interest expense increase related to Goldman mezzanine financing	$67.7

  Incremental cash interest expense is calculated based on an average of $356.5 million of outstanding indebtedness at a stated annual cash interest rate of 12%.

  Incremental non-cash interest expense is calculated based on an average of $356.5 million of outstanding indebtedness, at a stated annual interest rate of 4%, which is added to the principal balance on a monthly basis in the amount of approximately $1.2 million.

  Incremental interest expense related to the amortization of discount is based on the initial discount of $47.5 million, calculated for 17.5 million warrants at a fair value of $2.71 per warrant, amortized over the 70-month term of the 16% Notes.

  Incremental interest expense related to the amortization of deferred financing costs is calculated as $15.2 million of deferred financing costs, directly related to the 16% Notes, amortized over the 70-month term of the 16% Notes.

(x)
Reflects an increase in interest expense related to the amendment to the credit facilities as follows:

Cash interest expense	$9.0
Amortization of deferred financing costs	8.9

Total interest expense increase related to the credit facilities	$17.9

  Incremental cash interest expense is calculated based on the pay down from the net proceeds of the Goldman mezzanine financing, offset by an increase in the average LIBOR spread agreed to in conjunction with the amendment to our credit facilities on March 26, 2003. A tabular presentation of the actual and pro forma interest expense calculated as the average outstanding balance multiplied by the average interest rate by facility, is presented as follows:

	For the year ended December 31, 2002
	Actual			Pro forma
	Average balance	Average rate	Interest expense	Average balance	Average rate	Interest expense	Increase in cash interest expense
Term Loan A	$599.3	4.49%	$26.9	$546.4	5.91%	$32.3	$5.4
Term Loan B	359.1	4.58%	16.5	327.5	5.91%	19.4	2.9
Term Loan C	160.2	5.08%	8.1	146.1	5.91%	8.6	0.5
Revolver	582.8	4.49%	26.2	411.5	6.41%	26.4	0.2

Total			$77.7			$86.7	$9.0

  The increase in interest expense due to additional amortization of deferred financing costs is calculated as $26.5 million of fees directly related to the amendments to the credit facilities amortized over 36 months.

  Based on our pro forma credit facility debt outstanding as of March 31, 2003, a 1/8% increase in interest rates would increase interest expense by $1.0 million annually.

(y)
Reflects a decrease in revenue generated by the broadband business that was sold in connection with the broadband sale.

(z)
Reflects an increase in revenue related to access to the Cincinnati Bell Telephone network by the broadband business which was eliminated as intercompany revenue in the actual results.

(aa)
Reflects an increase in revenue related to service provided to Cincinnati Bell Any Distance by the broadband business which was eliminated as intercompany revenue in the actual results.

(bb)
Reflects a decrease in cost of services and products incurred by the broadband business that was sold in connection with the broadband sale.

(cc)
Reflects an increase in cost of services and products related to the purchase of long distance services for resale in the Cincinnati market, which were eliminated as intercompany cost of services in the actual results.

(dd)
Reflects an increase in cost of services related to the purchase of access to the Cincinnati Bell Telephone network by the broadband business which were eliminated as intercompany cost of services in the actual results.

(ee)
Reflects a decrease in selling, general and administrative expenses incurred by the broadband business that was sold in connection with the broadband sale.

(ff)
Reflects an increase in selling, general and administrative expenses related to the allocation of corporate overhead, which cannot be allocated after the broadband sale.

(gg)
Reflects a decrease in depreciation expense related to the broadband assets sold in connection with the broadband sale.

(hh)
Reflects a decrease in amortization expense related to the broadband assets sold in connection with the broadband sale.

(ii)
Reflects a decrease in restructuring expense related to the broadband assets sold in connection with the broadband sale.

(jj)
Reflects a decrease in asset impairments and other expense related to the broadband assets sold in connection with the broadband sale.

(kk)
Reflects an increase in minority interest expense as a result of the broadband sale.

(ll)
Reflects an increase in loss on investments related to the broadband assets sold in connection with the broadband sale.

(mm)
Reflects an increase in other expense related to the broadband assets sold in connection with the broadband sale.

(nn)
Reflects an increase in cash interest expense resulting from the issuance of $500 million of 7 1/4% Senior Notes and an increase in non-cash interest expense related to the amortization of $11.7 million in deferred financing costs over the 120-month term of the 7 1/4% Senior Notes, as follows:

Cash interest expense	$36.2
Amortization of deferred financing costs	1.2

Total interest expense increase related to the issuance of 7 1/4% Senior Notes	$37.4
(oo)
Reflects a decrease in interest expense related to the pay down of the credit facilities resulting from the application of the proceeds from the issuance of $500 million of 7 1/4% Senior Notes, as follows:

Cash interest expense	($24.9)
Amortization of deferred financing costs	(6.1)

Total interest expense increase related to the credit facilities	($31.0)

    The decrease in cash interest expense is based on a net pay down of our credit facilities of $488.3 million at an average annual interest rate of 5.1%.

    The decrease in deferred financing costs is calculated as a reduction of amortization expense based on the proportion of the term debt permanently repaid utilizing the proceeds of the 7 1/4% Senior Notes as follows:

	Deferred financing costs amortized in the year ended December 31, 2002		Projected proportionate repayment of term debt		Reduction in amortization
Term Loan A	$5.0	x	70%	=	$3.5
Term Loan B	4.3	x	47%	=	2.0
Term Loan C	1.2	x	47%	=	0.6

Total	$10.5				$6.1
(pp)
Reflects a decrease in minority interest expense resulting from the BRCOM preferred exchange offer. Dividends on the BRCOM Preferred Stock are classified as "Minority interest expense" in the statement of operations. The decrease in minority interest expense is calculated as the $395,210,000 redemption value of the BRCOM Preferred Stock at a stated dividend rate of 12 1/2% annually, offset by decretion of $3.5 million, which will reduce the carrying value to the redemption value at the redemption date.

(qq)
Reflects a decrease in interest expense resulting from the exchange offer calculated as $46.0 million in principal at an annual interest rate of 9%.

(rr)
The net adjustment to income tax expense is zero because the increase in income tax expense is offset by a corresponding decrease related to the reversal of the additional valuation allowance that was recorded against deferred tax assets.

(ss)
We issued 17.5 million warrants, each to purchase one share of Cincinnati Bell Common Stock at $3.00 per share in connection with the Goldman mezzanine financing. As each of the warrants represent the right to purchase one share of Cincinnati Bell Common Stock, they have no impact on basic outstanding shares. Because the effect of their inclusion in the earnings (loss) per common share calculation would be anti-dilutive, the 17.5 million "in-the-money" warrants are not included in the denominator of the diluted earnings (loss) per common share calculation.

(tt)
We are offering to exchange 14,148,518 shares of Cincinnati Bell Common Stock for 395,210 outstanding shares of BRCOM Preferred Stock. Assuming all outstanding shares of BRCOM Preferred Stock are tendered and accepted for exchange, we will issue an additional 14,148,518 shares of Cincinnati Bell Common Stock, which will increase both the basic and diluted shares outstanding.

(uu)
We are offering to exchange 11,076,707 shares of Cincinnati Bell Common Stock for approximately $46.0 million in aggregate principal amount of the 9% Notes outstanding. Assuming the entire aggregate principal amount of the 9% Notes outstanding are tendered and accepted for exchange, the Company will issue an additional 11,076,707 million shares of Cincinnati Bell Common Stock, which will increase both the basic and diluted shares outstanding.

(vv)
Reflects the $91.5 million cash portion of the purchase price pursuant to the asset purchase agreement entered into on February 22, 2003 and as amended on June 6, 2003 and June 13, 2003. The purchase price is subject to certain purchase price adjustments based upon closing working capital and certain receivables collected. The sale is also subject to post-closing obligations based on historical capital expenditure amounts and future cash EBITDA minus capital expenditures performance. No adjustments have been made in the unaudited pro forma condensed consolidated financial information for these purchase price adjustments or post-closing obligations because such amounts are not determinable. Furthermore, the application of the proceeds from the broadband sale has not been reflected.

    The cash portion of the purchase price is subject to the following purchase price adjustments and post-closing obligations:

    1)
    The purchase price will be decreased if certain specified accounts receivable are not collected as set forth in the purchase agreement, up to a maximum decrease of $7.5 million.

    2)
    The BRCOM selling subsidiaries budgeted the capital expenditures for the broadband assets to be sold to be $18.0 million for the period from January 1, 2003 through June 13, 2003 (subject to certain adjustments). If the difference between 80% of the budgeted capital expenditures and the actual capital expenditures is greater than $10.0 million, then the BRCOM selling subsidiaries will pay the amount in excess of $10.0 million to the buyers in cash. If the difference between 80% of the budgeted capital expenditures and the actual capital expenditures is less than $10.0 million, then the buyers will pay the amount less than $10.0 million to the BRCOM selling subsidiaries in cash. The parties will settle the capital expenditures adjustment within 60 days after the first stage closing. The maximum payment, or decrease in purchase price, assuming no capital expenditures during the period, would be $4.4 million (calculated as 80% of $18.0 million minus $10.0 million).

    3)
    If annual cash EBITDA minus capital expenditures for the period from July 1, 2003 to July 1, 2004 is negative $48.0 million or less, the BRCOM selling subsidiaries will pay to the buyers an amount equal to 35% of the difference between negative $48.0 million and the amount of annual cash EBITDA minus capital expenditures, provided that the obligation for such reimbursement will not exceed $10.0 million.

(ww)
Reflects the $17.2 million preliminary promissory note portion of the purchase price pursuant to the asset purchase agreement entered into on February 22, 2003, as amended June 6, 2003 and June 13, 2003. The promissory note will bear interest at 8% and is payable on June 13, 2004. The promissory note portion of the purchase price will be increased or decreased by the amount that the actual working capital amount exceeds or is less than the working capital promissory note. We expect the final promissory note to be in the range of $0 to $5.0 million, which corresponds with the decrease in working capital from March 31, 2003 through the date of the first stage closing. The application of the proceeds from the sale has not been reflected. Interest related to the note receivable has not been reflected in the unaudited pro forma condensed consolidated financial information, as the amount is immaterial.

(xx)
Reflects the sale of assets of the broadband business. Current assets held for sale are comprised of the following:

Accounts receivable	$82.8
Materials and supplies	0.4
Prepaid expenses and other current assets	11.2

Total current assets held for sale	$94.4
(yy)
Reflects the sale of assets of the broadband business. Noncurrent assets held for sale are comprised of the following:

Property, plant and equipment	$48.0
Other noncurrent assets	6.8

Total noncurrent assets held for sale	$54.8
(zz)
Reflects the assumption of liabilities by the buyer of the broadband business. Current liabilities to be assumed in the sale are comprised of the following:

Capital lease obligations	$1.5
Accounts payable	63.0
Current portion of unearned revenue and customer deposits	51.3
Other current liabilities	17.9

Total current liabilities to be assumed in sale	$133.7
(aaa)
Reflects the assumption of liabilities by the buyer of the broadband business. Long-term liabilities to be assumed in the sale are comprised of the following:

Capital lease obligations	$0.6
Unearned revenue, less current portion	284.1
Other noncurrent liabilities	0.1

Total noncurrent liabilities to be assumed in sale	$284.8

(bbb)
Reflects the anticipated gain on disposition of the broadband assets as follows:

Short-term liabilities to be assumed in sale	$133.7
Long-term liabilities to be assumed in sale	$284.8
Sale proceeds	$108.7
Less: Current assets held for sale	$(94.4)
Less: Non-current assets held for sale	$(54.8)

Gain on sale of assets	$378.0
(ccc)
Reflects a net increase in deferred financing costs as follows:

Deferred financing costs related to the 7 1/4% Senior Notes	$11.7
Deferred financing costs related to the credit facilities	(9.1)

Total increase in deferred financing costs	$2.6

The decrease in deferred financing costs related to the credit facilities is calculated as a reduction of deferred financing costs as of March 31, 2003, based on the proportion of the term debt permanently repaid utilizing the proceeds of the 7 1/4% Senior Notes as follows:

	Deferred financing costs as of March 31, 2003		Projected proportionate repayment of term debt		Reduction in deferred financing costs
Term Loan A	$7.7	x	70%	=	$5.4
Term Loan B	5.9	x	47%	=	2.8
Term Loan C	1.9	x	47%	=	0.9

Total	$15.5				$9.1
(ddd)
Reflects a decrease in short term debt of our term and revolving credit facilities as a result of the use of proceeds from the 7 1/4% Senior Notes issuance, calculated as follows: a reduction in term A of $150.2 million, a reduction in term B of $1.4 million and a reduction in term C of $0.6 million.

(eee)
Reflects an increase in long term debt as a result of the use of proceeds from the 7 1/4% Senior Notes issuance to repay our term and revolving credit facilities, calculated as follows: a reduction in term A of $90.1 million, a reduction in term B of $141.3 million, a reduction in term C of $63.2 million and a permanent reduction in the revolving credit facility of $41.5 million, offset by an increase in long term debt of $500 million from the issuance of the 7 1/4% Senior Notes.

(fff)
Reflects the impact on accumulated deficit of the write off of deferred financing costs upon the pay down of the credit facilities using the proceeds from the issuance of the 7 1/4% Senior Notes. Such decrease has not been reflected in the unaudited pro forma condensed consolidated statement of operations due to the non-recurring nature of the transaction.

(ggg)
Reflects a decrease in dividends payable on the BRCOM Preferred Stock as of the balance sheet date that will be settled in shares of Cincinnati Bell Common Stock upon consummation of the BRCOM preferred exchange offer.

(hhh)
Reflects the non-recurring investment banking and legal fees to be incurred upon consummation of the BRCOM preferred exchange offer directly related to the BRCOM preferred exchange offer, which will increase borrowings under the revolving credit facility. Such investment banking and legal fees have not been reflected in the unaudited pro forma condensed consolidated statement of operations due to the non-recurring nature of the fees.

(iii)
Reflects a decrease in minority interest related to the carrying value of the BRCOM Preferred Stock that will be settled in shares of Cincinnati Bell Common Stock upon consummation of the BRCOM preferred exchange offer.

(jjj)
Reflects the par value of 14,148,518 shares of Cincinnati Bell Common Stock to be issued upon consummation of the BRCOM preferred exchange offer.

(kkk)
Reflects the additional-paid-in capital that will be recorded upon consummation of the BRCOM preferred exchange offer assuming a share price of $5.10 per common share of Cincinnati Bell Common Stock, the share price as of May 30, 2003. The additional-paid-in-capital is calculated as follows:

BRCOM Preferred Stock	$413.7
Dividends payable on BRCOM Preferred Stock	43.2
Less: Fees Related to BRCOM preferred exchange offer	(5.5)
Less: Par value of Cincinnati Bell Common Stock issued	(0.2)

Additional Paid-in capital	451.2
(lll)
Reflects a decrease in accrued interest as of the balance sheet date assuming the exchange offer was consummated on March 31, 2003.

(mmm)
Reflects the $46.0 million carrying value of the 9% Notes as of the balance sheet date that will be settled in shares of Cincinnati Bell Common Stock upon consummation of the exchange offer, offset by additional borrowings of $0.5 million to pay non-recurring investment banking and legal fees directly related to the exchange. Such investment banking and legal fees have not been reflected in the unaudited pro forma condensed consolidated statement of operations due to the non-recurring nature of the fees.

(nnn)
Reflects the par value of 11,076,707 shares of Cincinnati Bell Common Stock to be issued upon consummation of the exchange offer.

(ooo)
Reflects the additional-paid-in capital that will be recorded upon consummation of the exchange offer assuming a share price of $5.10 per share of Cincinnati Bell Common Stock, the share price as of May 30, 2003, less the par value of the Cincinnati Bell Common Stock. A 10% movement in the Cincinnati Bell Common Stock share price would cause the additional-paid-in-capital to fluctuate by $5.7 million.

(ppp)
Reflects the net loss of $8.6 million that will be incurred upon consummation of the exchange offer assuming a share price of $5.10 per share of Cincinnati Bell Common Stock, the share price as of May 30, 2003, and fees of $0.5 million incurred in connection with the exchange offer. A 10% movement in the Cincinnati Bell Common Stock share price would cause the net gain or loss upon consummation to fluctuate by $5.7 million. The loss on and fees related to the exchange offer have not been reflected in the statement of operations, as they are non-recurring items.

BRCOM Inc.

        The following unaudited pro forma condensed consolidated financial information reflects BRCOM's results of operations for the year ended December 31, 2002 and the three-month period ended March 31, 2003 and BRCOM's balance sheet as of March 31, 2003, after giving effect to all of the pro forma transactions described below. The unaudited pro forma statements of operations give effect to the following transactions as if they had occurred on January 1, 2002, and the unaudited pro forma balance sheet as of March 31, 2003 gives effect to the following transactions as if they had occurred as of that date, except for the March 26, 2003 financing transactions, which are included in the actual results as of March 31, 2003. The pro forma transactions include the following:

          (a) The March 26, 2003 amendment of our credit facilities which, among other things, extended the maturity on our revolving credit facility, accelerated the maturity of a portion of our term loan A facility, increased the interest rates, revised the financial covenants and allowed for the broadband sale.

          (b) The consummation of the sale of our broadband business pursuant to the asset purchase agreement entered into with C III Communications, LLC and C III Communications Operations, LLC. On June 13, 2003, we consummated the first (and most significant) stage closing of the sale of our broadband business, in which we transferred substantially all of our broadband assets except for those for which state regulatory approval for transfer was still pending. In connection with the first stage closing the buyers paid the cash purchase price of $91.5 million, of which $29.3 million was placed into escrow to support certain potential purchase price adjustments and the portion of the purchase price payable upon the consummation of the second and third stage closings, and issued to us a $17.2 million preliminary promissory note in connection with a purchase price working capital adjustment. On July 8, 2003, we consummated the second stage closing of the sale of our broadband business and $10.3 million of the $29.3 million placed into escrow at the first stage closing was paid to us in cash. After the first and second stage closings, the BRCOM selling subsidiaries have transferred assets in states representing approximately 87.5% of our 2002 broadband revenue to the buyers. No adjustments have been made in the unaudited pro forma condensed consolidated financial information for the purchase price adjustments or post-closing obligations as such amounts are not determinable. Furthermore, the application of the proceeds from the sale has not been reflected. In addition, the buyers have agreed to assume approximately $418.5 million in current and long-term liabilities and approximately $291.2 million of operating contractual commitments.

          In addition, we have indemnified the buyers against certain potential claims. The fair value of such indemnifications has not been reflected in the unaudited pro forma condensed consolidated financial information, as the amount is not material. In order to determine the fair value of the indemnification obligations, we performed a probability-weighted discounted cash flow analysis, utilizing the minimum and maximum potential claims and several scenarios within the range of possibilities. Such analysis produced an estimated fair value of the indemnification obligations totaling $8 million. Given the subjectivity of the analysis and the amount relative to our assets and liabilities, we determined that the amount was immaterial for purposes of pro forma adjustments.

          After the completion of the broadband sale, the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. BCSI Inc., another subsidiary of BRCOM, will retain a 3% interest in the new company. This investment is not reflected in the unaudited pro forma condensed consolidated financial information because its value is not expected to be material. See "Background of the Exchange Offer and Consent Solicitation—The Restructuring Plan and Recent Developments—Sale of our broadband business."

          (c) The BRCOM preferred exchange offer and the exchange offer, in connection with which we expect to issue approximately 25.2 million new shares of Cincinnati Bell Common Stock, an increase of 12% in the number of shares outstanding, assuming all shares of BRCOM Preferred Stock and the entire outstanding aggregate principal amount of BRCOM 9% Notes are tendered and accepted for exchange in the BRCOM preferred exchange offer and the exchange offer, respectively.

        The unaudited pro forma condensed consolidated financial information does not reflect the retirement on June 16, 2003 of BRCOM's remaining $0.8 million aggregate principal amount of outstanding 12-1/2% Senior Notes due 2005. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights under Delaware law in connection with the merger that will be effected after the BRCOM preferred exchange offer is completed.

        The unaudited pro forma condensed consolidated financial information presented includes the above items as the financing transactions are considered to be material to existing and potential investors; and the consummation of the broadband sale is probable based on the definitive agreements signed on February 22, 2003 and June 13, 2003, and amended on June 6, 2003, and the consummation of the first stage and second closings, which occurred on June 13, 2003 and July 8, 2003, respectively. In addition, the BRCOM preferred exchange offer and the exchange offer are probable based on definitive agreements reached with holders of these instruments being exchanged.

        The adjustments, which are based upon available information and upon assumptions that we believe to be reasonable, are described in the accompanying notes. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the transactions described above had been completed on the dates indicated, nor is it indicative of future operating results or financial position if the transactions described above are completed.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and the related notes incorporated by reference herein.

BRCOM
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(dollars in millions)

	Three months Ended March 31, 2003
	Actual	Adjustments for amendment of credit facilities		Adjustments for broadband sale		Adjustments for BRCOM preferred exchange offer (G)	Adjustments for exchange offer		Pro forma as adjusted
Revenue
Service revenue	$195.0	$—		$(182.6)	(B)	$—	$—		$12.4
Product revenue	15.6	—		—		—	—		15.6

Total revenue	210.6	—		(182.6)		—	—		28.0
Costs and expenses
Cost of services (excluding depreciation included below)	115.4	—		(106.6)	(C)	—	—		8.8
Cost of products	13.7	—		—		—	—		13.7
Selling, general and administrative	69.7	—		(64.9)	(D)	—	—		4.8
Depreciation	2.0	—		(1.9)	(E)	—	—		0.1
Amortization	—	—		—		—	—		—
Restructuring	—	—		—		—	—		—
Asset impairments and other	—	—		—		—	—		—

Total costs and expenses	200.8	—		(173.4)		—	—		27.4

Operating income	9.8	—		(9.2)		—	—		0.6
Interest expense and other financing costs	21.0	0.4	(A)	—		—	(1.0)	(H)	20.4
Other income, net	(1.1)	—		1.1	(F)	—	—		—

Loss from operations before income taxes and cumulative effect of change in accounting principle	(10.1)	(0.4)		(10.3)		—	1.0		(19.8)
Income tax benefit(I)	(21.5)	—		—		—	—		(21.5)

Income (loss) from operations before cumulative effect of change in accounting principle	$11.4	$(0.4)		$(10.3)		$—	$1.0		$1.7

BRCOM
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(dollars in millions)

	Year Ended December 31, 2002
	Actual	Adjustments for amendment of credit facilities		Adjustments for broadband sale		Adjustments for BRCOM preferred exchange offer (V)	Adjustments for exchange offer		Pro forma as adjusted
Revenue
Service revenue	$950.6	$—		$(900.0	)(K)	$—	$—		$50.6
Product revenue	117.5	—		(4.1	)(L)	—	—		113.4

Total revenue	1,068.1	—		(904.1)		—	—		164.0
Costs and expenses
Cost of services (excluding depreciation included below)	552.2	—		(517.7	)(M)	—	—		34.5
Cost of products	103.4	—		(1.9	)(N)	—	—		101.5
Selling, general and administrative	301.0	—		(277.2	)(O)	—	—		23.8
Depreciation	291.1	—		(284.7	)(P)	—	—		6.4
Amortization	24.8	—		(24.8	)(Q)	—	—		—
Restructuring	32.6	—		(32.5	)(R)	—	—		0.1
Asset impairments and other	2,200.6	—		(2,180.6	)(S)	—	—		20.0

Total costs and expenses	3,505.7	—		(3,319.4)		—	—		186.3

Operating loss	(2,437.6)	—		2,415.3		—	—		(22.3)
Interest expense and other financing costs	71.6	1.9	(J)	—		—	(4.1	)(W)	69.4
Gain on investments	(0.2)	—		0.2	(T)	—	—		—
Other income, net	(1.6)	—		1.6	(U)	—	—		—

Loss from operations before income taxes and cumulative effect of change in accounting principle	(2,507.4)	(1.9)		2,413.5		—	4.1		(91.7)
Income tax expense (X)	26.3	—		—		—	—		26.3

Income (loss) from operations before cumulative effect of change in accounting principle	$(2,533.7)	$(1.9)		$2,413.5		$—	$4.1		$(118.0)

BRCOM
Unaudited Pro Forma Condensed Consolidated Balance Sheet
(dollars in millions)

	As of March 31, 2003
	Actual	Adjustments for broadband sale		Adjustments for BRCOM preferred exchange offer		Adjustments for exchange offer		Pro forma as adjusted
Assets
Current assets
Cash and cash equivalents	$7.1	$91.5	(Y)	$—		$—		$98.6
Receivables, less allowances	66.1	—		—		—		66.1
Prepaid expenses and other current assets	2.3	17.2	(Z)	—		—		19.5
Assets held for sale	94.4	(94.4)	(AA)	—		—		—

Total current assets	169.9	14.3		—		—		184.2
Property, plant and equipment, net	1.8	—		—		—		1.8
Other noncurrent assets	0.2	—		—		—		0.2
Assets held for sale	54.8	(54.8)	(BB)	—		—		—

Total assets	$226.7	$(40.5)		$—		$—		$186.2

Liabilities and Shareowner's Deficit
Current liabilities
Current portion of long-term debt	$2.0	$—		$—		$—		$2.0
Intercompany payable to Parent Company, net	1,501.0	—		72.2	(FF)	56.5	(JJ)	1,629.7
Accounts payable	4.2	—		—		—		4.2
Accrued service cost	—	—		—		—		—
Accrued taxes	50.7	—		—		—		50.7
Accrued restructuring	35.3	—		—		—		35.3
Other current liabilities	61.6	—		(43.2)	(GG)	(1.9)	(KK)	16.5
Liabilities to be assumed in sale	133.7	(133.7)	(CC)	—		—		—

Total current liabilities	1,788.5	(133.7)		29.0		54.6		1,738.4
Long-term debt, less current portion	269.8	—		—		(46.0)	(LL)	223.8
Other noncurrent liabilities	31.9	—		—		—		31.9
Liabilities to be assumed in sale	284.8	(284.8)	(DD)	—		—		—

Total liabilities	2,375.0	(418.5)		29.0		8.6		1,994.1
12 1/2% Junior Exchangeable Preferred Stock; $.01 par value	413.7	—		(413.7)	(HH)	—		—
Commitments and contingencies
Shareowner's deficit
Common stock, $0.01 par value; 100,000,000 shares authorized; 500,000 shares issued and outstanding at March 31, 2003	—	—		—		—		—
Additional paid-in capital	2,859.9	—		384.7	(II)	—		3,244.6
Accumulated deficit	(5,421.9)	378.0	(EE)	—		(8.6)	(MM)	(5,052.5)

Total shareowner's deficit	(2,562.0)	378.0		384.7		(8.6)		(1,807.9)

Total liabilities and shareowner's deficit	$226.7	$(40.5)		$—		$—		$186.2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

BRCOM Inc.

(A)
Reflects additional interest expense related to the amendment to the credit facilities for the revolving credit facility borrowings of BCSI Inc., a subsidiary of BRCOM. Pursuant to the amended credit facilities, the revolving credit facility interest rates increased to 425 basis points above LIBOR, an increase of 75 basis points compared to the revolver interest rates incurred prior to the amendment on March 26, 2003 on an average outstanding balance $213.0 million.

(B)
Reflects a decrease in revenue generated by the broadband business that was sold in connection with the broadband sale.

(C)
Reflects a decrease in cost of services incurred by the broadband business that was sold in connection with the broadband sale.

(D)
Reflects a decrease in selling, general and administrative expenses incurred by the broadband business that was sold in connection with the broadband sale.

(E)
Reflects a decrease in depreciation expense related to the broadband assets sold in connection with the broadband sale.

(F)
Reflects an increase in minority interest expense related to the broadband sale.

(G)
There is no impact from the BRCOM preferred exchange offer on the statement of operations of BRCOM. Dividends on the BRCOM Preferred Stock are treated as preferred stock dividends at BRCOM and do not impact Loss from continuing operations before cumulative effect of change in accounting principle as presented.

(H)
Reflects a decrease in interest expense resulting from the exchange offer calculated as $46.0 million in principal amount at an annual interest rate of 9%.

(I)
The net adjustment to income tax expense is zero because the increase in income tax expense is offset by a corresponding decrease related to the reversal of the additional valuation allowance that was recorded against deferred tax assets.

(J)
Reflects additional interest expense related to the amendment to the credit facilities for the revolving credit facility borrowings of BCSI Inc., a subsidiary of BRCOM. Pursuant to the credit facilities, the revolving credit facility interest rates increased to 425 basis points above LIBOR, an average increase of 175 basis points compared to the revolver interest rates incurred in 2002 on an average outstanding revolving credit facility balance of $122.9 million.

(K)
Reflects a decrease in service revenue generated by the broadband business that was sold in connection with the broadband sale.

(L)
Reflects a decrease in product revenue generated by the broadband business that was sold in connection with the broadband sale.

(M)
Reflects a decrease in cost of services incurred by the broadband business that was sold in connection with the broadband sale.

(N)
Reflects a decrease in cost of products incurred by the broadband business that was sold in connection with the broadband sale.

(O)
Reflects a decrease in selling, general and administrative expenses incurred by the broadband business that was sold in connection with the broadband sale.

(P)
Reflects a decrease in depreciation expense related to the broadband assets sold in connection with the broadband sale.

(Q)
Reflects a decrease in amortization expense related to the broadband assets sold in connection with the broadband sale.

(R)
Reflects a decrease in restructuring expense related to the broadband assets sold in connection with the broadband sale.

(S)
Reflects a decrease in asset impairments and other expense related to the broadband assets sold in connection with the broadband sale.

(T)
Reflects a decrease in gain on investments related to the broadband assets sold in connection with the broadband sale.

(U)
Reflects a decrease in other income related to the broadband assets sold in connection with the broadband sale.

(V)
There is no impact from the BRCOM preferred exchange offer on the statement of operations of BRCOM. Dividends on the BRCOM Preferred Stock are treated as preferred stock dividends at BRCOM and do not impact Loss from operations before cumulative effect of change in accounting principle as presented.

(W)
Reflects a decrease in interest expense resulting from the exchange offer calculated as $46.0 million in principal amount at an anual interest rate of 9%.

(X)
The net adjustment to income tax expense is zero because the increase in income tax expense is offset by a corresponding decrease related to the reversal of the additional valuation allowance recorded against deferred tax assets.

(Y)
Reflects the $91.5 million cash portion of the purchase price pursuant to the asset purchase agreement entered into on February 22, 2003 and as amended on June 6, 2003 and June 13, 2003. The purchase price is subject to certain purchase price adjustments based upon closing working capital and certain receivables collected. The sale is also subject to post-closing obligations based on historical capital expenditure amounts and future cash EBITDA minus capital expenditures performance. No adjustments have been made in the unaudited pro forma condensed consolidated financial information for these purchase price adjustments or post-closing obligations because such amounts are not determinable. Furthermore, the application of the proceeds from the sale has not been reflected.

    The cash portion of the purchase price is subject to the following purchase price adjustments and post-closing obligations:

    1)
    The purchase price will be decreased if certain specified accounts receivable are not collected as set forth in the purchase agreement, up to a maximum decrease of $7.5 million.

    2)
    The BRCOM selling subsidiaries budgeted the capital expenditures for the broadband assets to be sold to be $18.0 million for the period from January 1, 2003 through June 13, 2003 (subject to certain adjustments). If the difference between 80% of the budgeted capital expenditures and the actual capital expenditures is greater than $10.0 million, then the BRCOM selling subsidiaries will pay the amount in excess of $10.0 million to the buyers in cash. If the difference between 80% of the budgeted capital expenditures and the actual capital expenditures is less than $10.0 million, then the buyers will pay the amount less than $10.0 million to the BRCOM selling subsidiaries in cash. The parties will settle the capital expenditures adjustment within 60 days after the first stage closing. The maximum payment, or decrease in purchase price, assuming no capital expenditures during the period, would be $4.4 million (calculated as 80% of $18.0 million minus $10.0 million).

    3)
    If annual cash EBITDA minus capital expenditures for the period from July 1, 2003 to July 1, 2004 is negative $48.0 million or less, the BRCOM selling subsidiaries will pay to the buyers an amount equal to 35% of the difference between negative $48.0 million and the amount of annual cash EBITDA minus capital expenditures, provided that the obligation for such reimbursement, or decrease in purchase price, will not exceed $10.0 million.

(Z)
Reflects the $17.2 million preliminary promissory note portion of the purchase price pursuant to the asset purchase agreement entered into on February 22, 2003, as amended as of June 6, 2003 and June 13, 2003. The promissory note will bear interest at 8% and is payable on June 13, 2004. The promissory note portion of the purchase price will be increased or decreased by the amount that the actual working capital amount exceeds or is less than the working capital promissory note. We expect the final promissory note to be in the range of $0 to $5.0 million, which corresponds with the decrease in working capital from March 31, 2003 through the date of the first stage closing. The application of the proceeds from the sale has not been reflected. Interest related to the note receivable has not been reflected in the unaudited pro forma condensed financial information, as the amount is immaterial.

(AA)
Reflects the sale of assets of the broadband business. Current assets held for sale are comprised of the following:

Accounts receivable	$82.8
Materials and supplies	0.4
Prepaid expenses and other current assets	11.2

Total current assets held for sale	$94.4
(BB)
Reflects the sale of assets of the broadband business. Noncurrent assets held for sale are comprised of the following:

Property, plant and equipment	$48.0
Other noncurrent assets	6.8

Total noncurrent assets held for sale	$54.8
(CC)
Reflects the assumption of liabilities by the buyer of the broadband business. Current liabilities to be assumed in the sale are comprised of the following:

Capital lease obligations	$1.5
Accounts payable	63.0
Current portion of unearned revenue and customer deposits	51.3
Other current liabilities	17.9

Total current liabilities to be assumed in sale	$133.7

(DD)
Reflects the assumption of liabilities by the buyer of the broadband business. Long-term liabilities to be assumed in the sale are comprised of the following:

Capital lease obligations	$0.6
Unearned revenue, less current portion	284.1
Other noncurrent liabilities	0.1

Total noncurrent liabilities to be assumed in sale	$284.8
(EE)
Reflects the anticipated gain on disposition of the broadband assets as follows:

Short-term liabilities to be assumed in sale	$133.7
Long-term liabilities to be assumed in sale	$284.8
Sale proceeds	$108.7
Less: Current assets held for sale	$(94.4)
Less: Non-current assets held for sale	$(54.8)

Gain on sale of assets	$378.0
(FF)
Reflects the increase in the intercompany note payable to Cincinnati Bell based on the fair value of Cincinnati Bell Common Stock to be issued in connection with the BRCOM preferred exchange offer. The fair value of the stock issued by Cincinnati Bell is based on a share price of $5.10 per share of Cincinnati Bell Common Stock, the share price as of May 30, 2003. A 10% movement in the share price would cause the intercompany note payable to fluctuate by $7.2 million.

(GG)
Reflects the decrease in dividends payable on the BRCOM Preferred Stock as of the balance sheet date assuming the BRCOM preferred exchange offer had been consummated on the balance sheet date.

(HH)
Reflects the decrease in the carrying value of the BRCOM Preferred Stock that will be settled in shares of Cincinnati Bell Common Stock upon consummation of the BRCOM preferred exchange offer.

(II)
Reflects the additional-paid-in capital that will be recorded upon consummation of the BRCOM preferred exchange offer assuming a share price of $5.10 per share of Cincinnati Bell Common Stock, the share price as of May 30, 2003. The additional-paid-in-capital is calculated as follows:

BRCOM Preferred Stock	$413.7
Dividends payable on BRCOM Preferred Stock	43.2
Less: Intercompany payable to parent at fair value of Cincinnati Bell Common Stock issued	(72.2)

Additional paid-in capital	384.7

(JJ)
Reflects the increase in the intercompany note payable to Cincinnati Bell based on the fair value of Cincinnati Bell Common Stock to be issued in the exchange offer. The fair value of the Cincinnati Bell Common Stock is based on a share price of $5.10 per share of Cincinnati Bell Common Stock, the share price as of May 30, 2003. A 10% movement in the share price would cause the intercompany note payable to fluctuate by $5.7 million.

(KK)
Reflects the decrease in accrued interest as of the balance sheet date assuming the exchange offer was consummated on the balance sheet date.

(LL)
Reflects the $46.0 million carrying value of the 9% Notes as of the balance sheet date that will be settled in shares of Cincinnati Bell Common Stock upon consummation of the exchange offer. Non-recurring investment banking and legal fees of $0.5 million have not been reflected in the unaudited pro forma condensed consolidated financial information for BRCOM as Cincinnati Bell Inc. is responsible for the fees.

(MM)
Reflects the net loss that will be incurred upon consummation of the exchange offer assuming a share price of $5.10 per share of Cincinnati Bell Common Stock, the trading price as of the date of May 30, 2003. A 10% movement in the Cincinnati Bell Common Stock share price would cause the net gain or loss upon consummation to fluctuate by $5.7 million. The loss on the exchange offer has not been reflected in the unaudited pro forma condensed consolidated statement of operations, as it is a non-recurring item.

STOCK PRICES AND DIVIDENDS

        The stock price and dividend information should be read in conjunction with the audited and unaudited historical financial statements of Cincinnati Bell and BRCOM, including the related notes, incorporated by reference into this prospectus and solicitation statement, and "Selected Historical Consolidated Financial Data." See "Where You Can Find More Information."

        Cincinnati Bell Common Stock is listed on the NYSE. Cincinnati Bell Common Stock trades under the symbol "CBB." The following table shows, for the calendar quarters indicated, based on published financial sources (1) the high and low sales prices per share of Cincinnati Bell Common Stock as reported on the New York Stock Exchange Composite Transaction Tape and (2) the cash dividends per share of Cincinnati Bell Common Stock.

	Cincinnati Bell Common Stock
	High	Low	Dividend
2002:
First Quarter	$10.55	$5.55	—
Second Quarter	8.60	2.09	—
Third Quarter	3.43	1.80	—
Fourth Quarter	4.26	1.15	—
2003:
First Quarter	$4.95	$3.43	—
Second Quarter	6.80	3.60	—
Third Quarter (through July 28, 2003)	7.25	6.03	—

        At July 28, 2003, the last reported closing prices per share of Cincinnati Bell Common Stock was $6.15. The trading price of shares of Cincinnati Bell Common Stock is subject to fluctuation. You are urged to obtain current market quotations.

        At March 31, 2003, there were approximately 94,000 holders of record of Cincinnati Bell Common Stock.

Cincinnati Bell's Dividend Policy

        The holders of Cincinnati Bell Common Stock receive dividends if and when declared by our board of directors out of legally available funds. We have not paid a dividend on Cincinnati Bell Common Stock since 1999 and do not anticipate paying dividends on Cincinnati Bell Common Stock in the foreseeable future. Furthermore, our future ability to pay dividends is restricted by certain covenants and agreements pertaining to outstanding indebtedness.

BACKGROUND OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

        Beginning with our acquisition of all of the common stock of BRCOM in November 1999, we have pursued a strategy of building an integrated high capacity communications network by using our financial resources to leverage BRCOM's strategic assets. From the acquisition of BRCOM to March 31, 2003, we used approximately $2.3 billion of cash flow from our other businesses as well as borrowings under our credit facilities to finance the buildout and increase the capacity of BRCOM's national optical network, as well as to meet BRCOM's other cash needs.

        In 1999, 2000 and 2001, capital expenditures by BRCOM in connection with the buildout of its network were $644.1 million ($479.1 million of which were made prior to our acquisition of BRCOM), $599.9 million and $472.0 million, respectively. By the end of 2001, BRCOM had largely completed the buildout of its network. For 2002, capital expenditures by BRCOM were $64.9 million, primarily reflecting the maintenance and optimization of BRCOM's network. For the first quarter of 2003, BRCOM's capital expenditures totaled $0.5 million, compared to $26.8 million for the first quarter of 2002.

        In 2001, the business environment for BRCOM and the broader telecommunications industry deteriorated rapidly and significantly and currently remains weak. This was primarily due to: the general weakness in the U.S. economy, which was exacerbated by the events of September 11, 2001, and concerns regarding terrorism; pressure on prices for broadband services due to substantial excess fiber capacity in most markets, and forecasted demand for broadband services not being realized as a result of the state of the economy, the bankruptcy or liquidation of a substantial number of Internet companies, and financial difficulties experienced by many of BRCOM's telecommunications carrier customers.

        Prior to and since our acquisition of BRCOM, BRCOM has incurred substantial operating and net losses and used cash in operating activities. In 2000 and 2001, BRCOM had operating losses of $225.7 million and $502.1 million, respectively, net losses of $464.6 million and $388.4 million, respectively, and net cash used in operating activities of $32.7 million and $111.4 million, respectively. For 2002, BRCOM had operating losses of $2.4 billion and net losses of $4.5 billion and net cash used in operating activities of $94.9 million. For the first quarter of 2003, BRCOM had an operating income of $9.8 million and net income of $11.4 million and net cash used in operating activities of $32.3 million. BRCOM's operating and net losses in 2001 and 2002 included charges relating to restructuring plans of $73.9 million and $32.6 million, respectively. In addition, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as a result of, among other things, the deterioration of BRCOM's business described above, we determined that the goodwill of BRCOM was impaired as of January 1, 2002 and we recorded an impairment charge of $2.0 billion, net of taxes, in the second quarter of 2002. In addition, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", we recorded a noncash pre-tax asset impairment charge of approximately $2.2 billion relating to BRCOM in the results for the fourth quarter of 2002.

        To finance BRCOM's capital expenditures and operating activities, as well as its preferred stock dividends and repayments of long-term debt from the acquisition of BRCOM to March 31, 2003, we made capital contributions of approximately $829 million and intercompany loans of approximately $1.5 billion. We have financed these capital contributions and intercompany loans from cash flow from our Cincinnati Bell Telephone and Cincinnati Bell Wireless businesses, as well as through borrowings under our credit facilities. In 2000 and 2001, BRCOM received intercompany loans from us of $532.7 million and $479.5 million, respectively, received capital contributions from us of $520.5 million and $65.3 million, respectively, and made direct borrowings under our credit facilities of $0 and $42.0 million, respectively. For 2002, BRCOM received intercompany loans from us of $23.3 million, received $1.9 million in capital contributions from us, and made borrowings under our credit facilities of $151.0 million. For the first quarter of 2003, BRCOM received intercompany loans from us of $8.3 million. As of March 31, 2003, $1,501.1 million was outstanding under the intercompany note from us to BRCOM. As a result of those loans and the effects of a weak U.S. economy and telecommunications industry, we have incurred a substantial amount of debt.

The Restructuring Plan and Recent Developments

        In response to BRCOM's deteriorating financial results and concerns over our liquidity, in October 2002 we announced a five-point restructuring plan. The restructuring plan is intended to strengthen our financial position, maintain the strength and stability of our local telephone business, reduce the cash expenditures at BRCOM, facilitate the evaluation of strategic alternatives and reduce our debt balances over time. We have made substantial progress in implementing the restructuring plan. To date, we have completed the first and second stages of the sale of our broadband business, secured additional sources of capital, amended our credit facilities, entered into a supplemental indenture amending the terms of our Convertible Subordinated Notes and are in the process of exchanging and retiring debt and preferred stock at BRCOM.

        To this end, on October 29, 2002, we announced our intention to restructure BRCOM to reduce its expenses by approximately $200.0 million per year and enable it to become cash flow positive. We have targeted telecommunication line cost reductions of 25% over a six-month period through network grooming, optimization, and rate negotiations; reduced BRCOM's workforce by 500 positions; and significantly reduced activity related to BRCOM's unprofitable wholesale international voice business. In addition, Cincinnati Bell Telephone initiated a restructuring to realign sales and marketing to better focus on enterprise customers. The plan includes initiatives to reduce the workforce by approximately 38 positions. We recorded a restructuring charge of approximately $15 million during the fourth quarter of 2002 related to employee severance benefits and contract terminations.

        Below is a summary of recent developments in connection with our restructuring plan.

  Sale of our broadband business

        On February 22, 2003, we entered into a definitive agreement to sell our broadband business by agreeing to sell substantially all of the operating assets of certain of BRCOM's operating subsidiaries to C III Communications, LLC and C III Communications Operations, LLC for approximately $129.3 million in cash, subject to certain purchase price adjustments, and the assumption of certain liabilities and operating contractual commitments. On June 6, 2003 and June 13, 2003, we amended the agreement for the sale of our broadband business to, among other things, reduce the purchase price to $108.7 million (which at the first stage closing was paid in $91.5 million of cash and a $17.2 million preliminary promissory note, as described below), subject to certain potential purchase price adjustments and other post-closing obligations, and the assumption of certain liabilities and operating contractual commitments, and to eliminate certain of the conditions to the consummation of the first stage closing of the sale. The purchase price is subject to certain purchase price adjustments based upon closing working capital and certain receivables collected and amounts have been placed into escrow to support the working capital and receivables purchase price adjustments as well as the portion of the purchase price payable upon the consummation of the second and third stage closings. The sale is also subject to post-closing obligations based upon historical capital expenditure amounts and future cash EBITDA minus capital expenditures performance.

        On June 13, 2003, the first stage closing of the sale of our broadband business was consummated and the buyers paid $91.5 million in cash, of which $29.3 million was placed into escrow to support the working capital and receivables purchase price adjustments as well as the portion of the purchase price payable upon the consummation of the second and third stage closings, and issued to us a $17.2 million preliminary promissory note as described below. On July 8, 2003, we consummated the second stage closing of the sale of our broadband business and $10.3 million of the $29.3 million placed into escrow at the first stage closing was paid to us in cash. After the second stage closing, $19.0 million remains in escrow to support the working capital and receivables purchase price adjustments and the portion of the purchase price payable upon the consummation of the third stage closing.

        The buyers and the BRCOM selling subsidiaries have estimated and mutually agreed upon the amount that the buyers may owe as a result of the working capital purchase price adjustment at the closing date. In connection with the working capital estimate, the buyers delivered to the BRCOM selling subsidiaries a preliminary promissory note in a principal amount equal to $17.2 million, bearing 8% interest and payable on June 13, 2004. The purchase price will be increased or decreased by the amount that the actual working capital amount exceeds or is less than the working capital promissory note. This purchase price adjustment is supported by escrowed proceeds of $5.0 million.

        The purchase price will be decreased if certain specified accounts receivables are not collected as set forth in the purchase agreement, up to a maximum decrease of $7.5 million. This purchase price adjustment is supported by $3.75 million of escrowed proceeds.

        Furthermore, the BRCOM selling subsidiaries budgeted the capital expenditures for the broadband assets sold to be $18.0 million for the period from January 1, 2003 through June 13, 2003 (subject to certain adjustments). If the difference between 80% of the budgeted capital expenditures and the actual capital expenditures is greater than $10 million, then the BRCOM selling subsidiaries will pay the amount in excess of $10 million to the buyers in cash. If the difference between 80% of the budgeted capital expenditures and the actual capital expenditures is less than $10 million, then the buyers will pay the amount less than $10 million to the BRCOM selling subsidiaries in cash. The parties will settle the capital expenditures adjustment within 60 days after the first stage closing.

        Not more than 30 days after July 1, 2004, the buyers will provide the BRCOM selling subsidiaries with a calculation of cash EBITDA minus capital expenditures for the broadband business for the period from July 1, 2003 to July 1, 2004. If annual cash EBITDA minus capital expenditures for such period is negative $48 million or less, the BRCOM selling subsidiaries will pay to the buyers an amount equal to 35% of the difference between negative $48 million and the amount of annual cash EBITDA minus capital expenditures, provided that the obligation for such reimbursement will not exceed $10 million. The BRCOM selling subsidiaries will have no obligation to make the foregoing payment if, after the first stage closing, the buyers sell 51% or more of the equity or voting control of C III or the assets acquired in the broadband sale.

        In addition, pursuant to the purchase agreement, approximately $10.2 million of the $108.7 million purchase price remains in an escrow account pending the third stage closing as support for the portion of the purchase price that the buyers are obligated to pay at the third stage closing.

        The BRCOM selling subsidiaries and the buyers have agreed that 50% of the proceeds received by the BRCOM selling subsidiaries in connection with the settlement of two on-going disputes will be paid to the buyers. Also, if the BRCOM selling subsidiaries prevail in an arbitration dispute with El Paso Global Networks and receive a 20-year IRU agreement on a certain fiber route, then the BRCOM selling subsidiaries will provide to the buyers, at no cost, a 20-year IRU agreement to use that same fiber route. If the BRCOM selling subsidiaries do not prevail in that dispute, the buyers and the BRCOM selling subsidiaries will each bear 50% of the costs of the buyers obtaining a 20-year IRU agreement on that fiber route.

        BCSI Inc., a subsidiary of BRCOM, will retain a 3% interest in C III Communications, LLC and will account for its investment in that company as a cost-based investment. The carrying value of the current and long-lived assets to be purchased totaled $94.4 million and $54.8 million, respectively, as of March 31, 2003. The carrying value of the current and long-term liabilities to be assumed totaled $133.7 million and $284.8 million, respectively, as of March 31, 2003. The contractual commitments to be assumed include certain operating contractual commitments that are not included in the balance sheets.

        The sale of our broadband business will be completed in three stages. The first stage closing was completed on June 13, 2003 when the BRCOM selling subsidiaries transferred substantially all of our broadband assets except for those for which state regulatory approval for transfer was still pending. The second stage closing was completed on July 8, 2003. After the first and second stage closings, the BRCOM selling subsidiaries have transferred assets in states representing approximately 87.5% of our 2002 broadband revenue to the buyers.

        The third stage closing will take place after the last state public utility commission consents necessary to effectuate the transfer of customer contracts have been obtained. The respective obligations of the buyers and the BRCOM selling subsidiaries to effect the third stage closing are subject to there not being an injunction or other court order prohibiting the consummation of the transactions contemplated by the purchase agreement to occur on the third stage closing date.

        The purchase agreement may be terminated at any time prior to the third stage closings by:

  •
  mutual written consent of the BRCOM selling subsidiaries and the buyers; and

  •
  the BRCOM selling subsidiaries or the buyers, if there is a non-appealable injunction or order of a governmental body prohibiting the sale of our broadband business.

        Each party will pay its own costs and expenses, including legal and accounting expenses, related to the sale of our broadband business, irrespective of when incurred and whether or not the sale of our broadband business is completed.

        Cincinnati Bell and the BRCOM selling subsidiaries have agreed that for a period of 36 months following the first stage closing, except under certain enumerated circumstances, none of Cincinnati Bell or any of the BRCOM selling subsidiaries will directly or indirectly (and Cincinnati Bell and the BRCOM selling subsidiaries will use their commercially reasonable efforts to cause their respective affiliates not to):

  (i)
  compete (as defined in the purchase agreement) with the broadband businesses sold pursuant to the purchase agreement within the continental U.S.; or

  (ii)
  solicit, divert or attempt to solicit or divert a customer or supplier, unless the customer or supplier does not compete with the broadband businesses sold pursuant to the purchase agreement.

        In addition, Cincinnati Bell and the BRCOM selling subsidiaries have agreed that for a period of 36 months following the third stage closing, neither they nor any of their respective affiliates (other than any directors, officers or employees of Cincinnati Bell, the BRCOM selling subsidiaries or their respective affiliates provided not in their capacity as such) will directly or indirectly solicit for employment or hire as an employee or consultant, any employee of BRCOM or the BRCOM selling subsidiaries who works primarily in the broadband business and who accepts the employment offer of the buyers pursuant to the terms of the purchase agreement or other employees of the buyers or their affiliates engaged in the broadband business unless such employee's employment is previously terminated by the buyers.

        In connection with the purchase agreement, the buyers and BRCOM selling subsidiaries entered into several additional commercial and services agreements, including an agreement whereby the buyers will sell long distance minutes at wholesale rates for resale by Cincinnati Bell Any Distance Inc. to business and residential customers in certain territories, a sales agency agreement for the marketing by Cincinnati Bell Telephone of the buyers' services in certain territories, a reciprocal collocation agreement for the accommodation of existing network equipment or other facilities, a dedicated IP services agreement whereby the buyers will provide dedicated IP services to Cincinnati Bell Technology Solutions Inc. and a services agreement whereby Cincinnati Bell Technology Solutions Inc. will provide help desk support to the buyers. After the first stage closing, the buyers have the right (but not the obligation) to enter into certain collateral services agreements with the BRCOM selling subsidiaries on terms to be mutually acceptable to the buyers and the BRCOM selling subsidiaries.

        Except for certain liabilities specifically identified in the purchase agreement, the BRCOM selling subsidiaries, jointly and severally, on one hand, and the buyers, on the other hand, (the BRCOM selling subsidiaries or the buyers, whichever has the obligation to indemnify, is the "indemnifying party") have agreed to indemnify the other party and its affiliates and any employee, representative, agent, director, officer, partner, member or principal, as applicable, or the assign of such party and its affiliates (each, an "indemnified party") from and against all claims related to or arising out of or resulting from, liabilities, losses, damages, costs and expenses (including reasonable attorneys', accountants' and experts' fees and costs, and costs and expenses of establishing entitlement to indemnification) (collectively, the "losses") incurred by any indemnified party related to or arising out of or resulting from:

  (i)
  any breach of or inaccuracy in any representation or warranty of the indemnifying party in the purchase agreement or any collateral agreement; or

  (ii)
  the breach by the indemnifying party of any covenant or agreement of that party contained in the purchase agreement or any collateral agreement.

        The BRCOM selling subsidiaries and the buyers will not have any liability for any losses arising from claims under clause (i) of the preceding sentence (other than claims or losses with respect to representations and warranties related to title, authorization or tax matters or related to brokers' or similar fees) (collectively, the "specified claims"), unless the aggregate of all losses for which the BRCOM selling subsidiaries or the buyers, respectively, would be liable exceeds on a cumulative basis $500,000, provided that in the event such losses exceed $500,000, the liability will be from the first dollar of losses. The BRCOM selling subsidiaries' or the buyers' respective aggregate liability for:

  (i)
  all losses arising from specified claims and claims with respect to certain consents to be obtained by the BRCOM selling subsidiaries will not exceed 50% of the purchase price;

  (ii)
  all losses arising from representations and warranties related to title and authorization matters will not exceed the purchase price (provided that the BRCOM selling subsidiaries' or buyers' respective aggregate liability under clauses (i) and (ii) will not exceed the purchase price); and

  (iii)
  all losses arising from representations and warranties related to tax matters or related to brokers' or similar fees will not be subject to any limitations.

        The representations and warranties of the buyers and the BRCOM selling subsidiaries in the purchase agreement and any collateral agreements will survive the first stage closing for 18 months, except the environmental warranties will survive for three years, tax warranties will survive for the applicable statutes of limitations plus 90 days and title and authorization warranties will survive forever.

        The BRCOM selling subsidiaries have further agreed jointly and severally to indemnify the buyers and any other indemnified party of the buyers from and against losses relating to any of BRCOM's assets and liabilities excluded from the purchase agreement, certain litigation, consents and other matters, certain taxes of the BRCOM selling subsidiaries and the failure of the BRCOM selling subsidiaries to comply with the provisions of any bulk transfer laws which may be applicable. The buyers have agreed jointly and severally to indemnify the BRCOM selling subsidiaries and any other indemnified party of the BRCOM selling subsidiaries from and against losses relating to the liabilities and obligations assumed and businesses acquired pursuant to the purchase agreement, certain taxes for which the buyers are responsible, liabilities and obligations with respect to the conduct of the broadband business after the first stage closing, to the extent arising out of, or resulting from, facts, events or circumstances occuring after the first stage closing (other than due to any failure to comply or breach of any of the BRCOM selling subsidiaries or any of their affiliates, whether before, on or after the first stage closing) and any third party claims arising out of the buyers' election to effect the third stage closing prior to the date on which the last FCC and the last state public utility commission consents necessary to effect transfer of the remaining assets have been obtained.

        In connection with the purchase agreement, we agreed to deliver a parent guaranty in favor of the buyers, guaranteeing:

(1)
all payments required to be made by the BRCOM selling subsidiaries under the purchase agreement; and

(2)
the performance and observance and compliance with all covenants, agreements, obligations, liabilities, representations and warranties of the BRCOM selling subsidiaries under the purchase agreement.

        Also, we agreed to be jointly and severally liable with the BRCOM selling subsidiaries for their agreement to:

(1)
(a) retire the BRCOM 9% Notes and the 12 1/2% Notes or (b) to obtain a consent and/or waiver from holders of the BRCOM 9% Notes and the 12 1/2% Notes with respect to the sale of our broadband business; and

(2)
use their best efforts to retire or exchange the BRCOM Preferred Stock or to obtain any necessary consents and/or waivers from the holders of the BRCOM Preferred Stock with respect to the sale of our broadband business.

        Cincinnati Bell's liability under its guaranty will not exceed the BRCOM selling subsidiaries' underlying liability pursuant to the purchase agreement.

        In connection with the purchase agreement, Corvis Corporation, the majority owner of the buyers, also delivered a parent guaranty in favor of the BRCOM selling subsidiaries, guaranteeing:

(1)
the payment by the buyers of the purchase price; and

(2)
the performance and observance and compliance with all covenants, agreements, obligations, liabilities, representations and warranties of the buyers under the purchase agreement.

        Corvis Corporation's liability under its guaranty will not exceed the buyers' underlying liability pursuant to the purchase agreement.

        After the third stage closing, the Broadwing name will be the sole and exclusive property of the buyers or their affiliates. The BRCOM selling subsidiaries and their affiliates (including Cincinnati Bell and BRCOM) have agreed to amend their corporate names to remove the Broadwing name or any similar name likely to be confused or associated with the Broadwing name, and before the third stage closing they will make commercially reasonable efforts to cause the registration of the new names with the appropriate governmental bodies. As such, on May 16, 2003, we changed our name from "Broadwing Inc." to "Cincinnati Bell Inc." and our subsidiaries changed their names, where applicable, to remove the Broadwing name. In addition to the corporate name change, the BRCOM selling subsidiaries and their affiliates will cease using the Broadwing name, except in certain limited circumstances.

        Under the amended terms of our credit facilities, the proceeds from the sale of our broadband business may be used to pay BRCOM's remaining liabilities and claims not assumed by the buyers. Any remaining net proceeds will be applied 60% to prepay our credit facilities and 40% to pay certain of BRCOM's other obligations, provided that, in the event of a bankruptcy of BRCOM or any of its subsidiaries, 100% of any such remaining net proceeds must be applied to prepay our credit facilities. If there are any proceeds remaining after those BRCOM obligations have been satisfied, those amounts must be applied to pay down Cincinnati Bell's credit facilities.

        Upon the recording of the sale of our broadband business, we expect our pretax U.S. federal net operating loss carryforwards to increase to approximately $2.1 billion, or $735 million tax effected, with little or no expected impact on the total net deferred tax asset and valuation allowance.

  Goldman Mezzanine Financing

        On March 26, 2003, we received $350 million of gross cash proceeds from the issuance of 16% Notes as part of the Goldman mezzanine financing. Also as part of the Goldman mezzanine financing, we issued 17.5 million warrants, each to purchase one share of Cincinnati Bell Common Stock at $3.00 per share, to the purchasers of the 16% Notes. The 16% Notes indenture contains numerous restrictive covenants, including provisions that restrict our ability to make future investments or other cash infusions in BRCOM and its subsidiaries and impose legal and operational separations between BRCOM and its subsidiaries, on one hand, and us and any of our other subsidiaries, on the other hand. These covenants are intended to reduce the likelihood that in a Chapter 11 bankruptcy proceeding in which either Cincinnati Bell or BRCOM is the debtor, a court would disregard the corporation separation between Cincinnati Bell or BRCOM and cause the substantive consolidation of the assets of the two companies. As of May 31, 2003, we had the ability to invest an additional $30.7 million in BRCOM based on these provisions.

        See "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—16% Senior Subordinated Discount Notes due 2009" for a more complete description of the Goldman mezzanine financing.

  Amendment to the Terms of Our Credit Facilities

        On March 26, 2003, we permanently prepaid $220 million in borrowings under our term and revolving credit facilities and made a $90 million prepayment under our revolving credit facility with the net cash proceeds from the Goldman mezzanine financing and amended the terms of our credit facilities to provide us with greater liquidity for our operations. The amendment extended the maturity on our $643.6 million revolving credit facility to March 1, 2006 and changed the scheduled commitment reductions under the revolving credit facility to be limited to four equal quarterly reductions of $50 million each in 2005 in an aggregate amount equal to $200 million in 2005. The remainder of the revolving credit facility will mature on March 1, 2006. The amendment also permits the sale of our broadband business under the credit facilities, but requires us to apply 60% of the remaining net cash proceeds (after the payment of BRCOM's remaining liabilities and claims not assumed by the buyers) from the sale of our broadband business to prepay the credit facilities and 40% to pay certain of BRCOM's other obligations, provided that, in the event of a bankruptcy of BRCOM or any of its subsidiaries, 100% of any such remaining net proceeds must be applied to prepay our credit facilities.

        The amendment contains numerous restrictions, similar to those contained in the 16% Notes indenture, on our ability to make future investments or other cash infusions in BRCOM and its subsidiaries and imposes corporate separateness covenants that require us to maintain legal and operational separation between BRCOM and its subsidiaries, on one hand, and Cincinnati Bell and its other subsidiaries, on the other hand. The financial covenants were adjusted to, among other things, exclude BRCOM and its subsidiaries from the calculations and the amendment provided that BRCOM and its subsidiaries will be prohibited from making any additional borrowings under the credit facilities. The corporate separateness covenants require, among other things, that Cincinnati Bell and its subsidiaries, on one hand, and BRCOM and its subsidiaries, on the other hand:

  •
  maintain separate bank accounts;

  •
  do not commingle funds;

  •
  issue separate financial statements;

  •
  refrain from assuming or guaranteeing the liabilities of the other group of companies; and

  •
  conduct their business in their own respective names and avoid the appearance of conducting business on behalf of other group of companies.

        These covenants are intended to reduce the likelihood that in a Chapter 11 bankruptcy proceeding in which either Cincinnati Bell or BRCOM is the debtor, a court would disregard the corporate separation between Cincinnati Bell or BRCOM and cause the substantive consolidation of the assets of the two companies. The exchange offer is expressly exempted from the corporate separateness covenants; however, these covenants would restrict the ability of Cincinnati Bell or its subsidiaries to issue their stock to pay BRCOM's liabilities in the future.

        As part of the amendment to the terms of our credit facilities, the interest rate increased to 425 basis points above LIBOR on the revolving credit facility and 375 basis points above LIBOR on the term loan facilities. The commitment fee for the unused portion of the revolving credit facility was increased to 0.625% at all levels of usage and we paid an amendment fee in connection with the changes to the credit facilities in amounts equal to 75 basis points for the revolving credit facility and 37.5 basis points for each of the term loan A, B, and C credit facilities.

        See "Description of Cincinnati Bell and BRCOM Indebtedness—Credit Facilities" for a more complete description of the amended terms of the credit facilities.

  Convertible Subordinated Notes Supplemental Indenture

        On March 26, 2003, we executed a supplemental indenture in respect of the Convertible Subordinated Notes. The supplemental indenture amended certain terms of the Convertible Subordinated Notes indenture, including:

  •
  providing that the involuntary or voluntary bankruptcy of BRCOM or its subsidiaries shall not constitute an event of default;

  •
  providing that neither the sale of our broadband business nor any other sale of the operating assets of BRCOM and/or its subsidiaries shall constitute a change of control;

  •
  providing that neither the sale of our broadband business nor any other sale of the operating assets of BRCOM and/or its subsidiaries shall be governed by the merger covenant;

  •
  adjusting the rate of accretion on the Convertible Subordinated Notes to 9.00% per annum from March 26, 2003 through July 21, 2004 and 2.25% per annum from July 21, 2004 to July 21, 2009;

  •
  providing us with the option to pay cash interest in lieu of the 2.25% accretion from July 21 2004;

  •
  extending the first optional redemption date from July 21, 2004 to July 21, 2005 and increasing the optional redemption prices;

  •
  adding a covenant restricting our and our restricted subsidiaries ability to incur debt and issue preferred stock;

  •
  adding a covenant restricting our and our restricted subsidiaries' ability to consummate asset dispositions; and

  •
  amending the definition of change of control by increasing the outstanding threshold deemed to be a change of control from 20% of the outstanding shares to 45% of the outstanding shares.

        See "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—Convertible Subordinated Notes" for a more complete description of the terms of the Convertible Subordinated Notes.

  BRCOM preferred exchange offer

        Concurrent with the exchange offer and consent solicitation, we are also offering to exchange 14,148,518 shares of Cincinnati Bell Common Stock for the 395,210 outstanding shares of BRCOM Preferred Stock, which is equal to 35.8 shares of Cincinnati Bell Common Stock for each outstanding share of BRCOM Preferred Stock. The BRCOM preferred exchange offer is conditioned, among other things, upon us receiving tenders with respect to 66 2/3% of the outstanding shares of BRCOM Preferred Stock. On March 24, 2003, we entered into an exchange and voting agreement with holders of the BRCOM Preferred Stock representing approximately 67.4% of the outstanding shares of BRCOM Preferred Stock, pursuant to which each of those holders agreed to tender all of their shares of BRCOM Preferred Stock in the BRCOM preferred exchange offer. On July 30, 2003, we entered into an amendment to the exchange and voting agreement, pursuant to which each party to the amendment agreed to extend the termination date of the agreement to September 15, 2003. As of July 30, 2003, in the aggregate, the signing stockholders or their transferees own shares representing approximately 72.9% of the outstanding BRCOM Preferred Stock. The expiration date of the BRCOM preferred exchange offer is expected to be August 29, 2003. The consummation of the BRCOM preferred exchange offer is not a condition to the consummation of the exchange offer and consent solicitation. If the BRCOM preferred exchange offer is completed, in connection therewith we will effect a merger of a newly-formed wholly owned subsidiary of Cincinnati Bell with and into BRCOM in which any remaining shares of BRCOM Preferred Stock not tendered in the BRCOM preferred exchange offer will be converted into the same number of shares of Cincinnati Bell Common Stock that holders of such shares would have received in the BRCOM preferred exchange offer.

  Retirement of BRCOM 12 1/2% Notes

        On June 16, 2003, we permanently retired BRCOM's remaining $0.8 million aggregate principal amount outstanding of 12 1/2% Senior Notes due 2005 (as described in "Description of Cincinnati Bell and BRCOM Indebtedness—BRCOM—12 1/2% Senior Notes due 2005").

  Issuance of Cincinnati Bell 7 1/4% Senior Notes due 2013

        On July 11, 2003, we issued $500 million aggregate principal amount of 7 1/4% Senior Notes due 2013. The net proceeds from that offering totaled approximately $488.3 million and were used to repay borrowings and permanently reduce commitments under our term loan credit facilities and our revolving credit facility.

        See "Description of Cincinnati Bell and BRCOM Indebtedness—Cincinnati Bell—7 1/4% Senior Notes due 2013."

Consequences for BRCOM

        BRCOM conducts substantially all of its operations through its subsidiaries and is dependent upon dividends or other intercompany transfers of funds from its subsidiaries in order to meet its obligations. Following the completion of the remaining portion of the sale of our broadband business the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business. See "Unaudited Pro Forma Condensed Consolidated Financial Information—BRCOM Inc." for BRCOM's pro forma results of operations and balance sheet after giving effect to the sale of our broadband business.

        However, upon the completion of the sale of our broadband business, BRCOM will retain substantial liabilities. The carrying value of the current and long-term liabilities to be retained totaled $1,654.8 million and $301.7 million, respectively, as of March 31, 2003. There can be no assurances that BRCOM will be able to generate sufficient cash from its remaining operations, restructure its obligations, or that additional sources of financing will be available to it to enable it to service these liabilities or to fund its other liquidity needs.

        Furthermore, there will be little or no remaining net cash proceeds from the sale of our broadband business to fund BRCOM's working capital, capital expenditures and other general corporate requirements. Under the amended terms of our credit facilities, the proceeds from the sale of our broadband business may be used to pay BRCOM's remaining liabilities and claims not assumed by the buyers. Any remaining net proceeds will be applied 60% to repay our credit facilities and 40% to pay certain of BRCOM's other obligations, provided that, in the event of a bankruptcy of BRCOM or any of its subsidiaries, 100% of any such remaining net proceeds will be applied to repay our credit facilities. If there are any proceeds remaining after BRCOM's obligations have been satisfied, those amounts must be applied to pay down Cincinnati Bell's credit facilities.

        In the past, we have made capital contributions and intercompany loans to BRCOM to finance BRCOM's operating activities and other obligations, including its preferred stock dividends and repayments of long-term debt. In 2002, BRCOM received intercompany loans from us of $23.3 million and capital contributions of $1.9 million. In the first quarter of 2003, BRCOM received intercompany loans from us of $8.3 million. Currently, the 16% Notes indenture and the amended terms of the credit facilities restrict our ability to continue funding BRCOM. As of May 31, 2003, we had the ability to invest or otherwise provide an additional $30.7 million in BRCOM. If BRCOM requires funds in excess of the amounts we are permitted to provide under the 16% Notes indenture and the amended terms of the credit facilities, there can be no assurances that the holders of the 16% Notes or the lenders under the credit facilities will consent to us investing additional money to allow BRCOM to meet its obligations. If we are unable to fund BRCOM going forward, BRCOM may explore alternative transactions or sources of financing, including borrowing money or raising equity capital. There can be no assurances that any such transactions could be consummated on acceptable terms, or at all.

        As of March 31, 2003, BRCOM's subsidiary, BCSI Inc., had borrowed $223.0 million under our credit facilities. However, the amended terms of our credit facilities prohibit any additional borrowings by BRCOM or its subsidiaries. Because BRCOM has relied on our credit facilities in the past to fund its operations, the restrictions on future borrowings might adversely affect BRCOM's ability to access sufficient cash to meet its obligations.

        The uncertainty of future cash flows of BRCOM combined with the funding constraints discussed above have prompted PricewaterhouseCoopers LLP, BRCOM's independent accountants, to include a going concern explanatory paragraph in their report filed in connection with the stand-alone financial statements of BRCOM. The going concern explanatory paragraph means that, in the opinion of PricewaterhouseCoopers LLP, there exists substantial doubt about BRCOM's ability to continue as a going concern and its ability to realize its assets and discharge its liabilities in the normal course of business.

        If BRCOM is unable to finance its operations or meet its remaining commitments going forward, it may be forced to seek protection from its creditors under Chapter 11, whether or not the exchange offer is consummated, in which case the holders of BRCOM 9% Notes will have senior subordinated debt claims against BRCOM, the surviving entity of the proposed merger effected upon consummation of the BRCOM preferred stock exchange offer.

RELATIONSHIP BETWEEN CINCINNATI BELL AND BRCOM

Cincinnati Bell Inc.

        We were incorporated under the laws of Ohio in 1983 and remain incorporated under the laws of Ohio. We have our principal offices at 201 East Fourth Street, Cincinnati, Ohio 45202, and our telephone number is (513) 397-9900. We are a full-service, local provider of data and voice communications services, and a regional provider of wireless communications services. We provide telecommunication services on our owned local network with a well-regarded brand name and reputation for customer service. We currently operate in three businesses: local, wireless and other. On February 22, 2003 and as amended on June 6, 2003 and June 13, 2003, we entered into a purchase agreement to sell substantially all of our broadband business. The broadband segment consists of the operating assets of certain subsidiaries of BRCOM. See "—BRCOM Inc." below. As part of the sale of our broadband business, the "Broadwing" name will be the sole and exclusive property of the buyers and their affiliates. As such, on May 16, 2003, we changed our name from "Broadwing Inc." to "Cincinnati Bell Inc." and our subsidiaries changed their names, where applicable, to remove the Broadwing name. The local segment provides local telephone service, network access, data transport, high-speed and dial-up Internet access, inter-lata toll, as well as other ancillary products and services to customers in southwestern Ohio, northern Kentucky and southeastern Indiana. Services are provided through our Cincinnati Bell Telephone subsidiary. The wireless segment comprises the operations of Cincinnati Bell Wireless LLC, a venture with AT&T Wireless Services in which we own 80.1% and AT&T Wireless Services owns the remaining 19.9%. Cincinnati Bell Wireless provides advanced wireless digital personal communications services and sales of related communications equipment to customers in its Greater Cincinnati and Dayton, Ohio operating areas. The other segment combines the operations of Cincinnati Bell Any Distance and Cincinnati Bell Public Communications.

BRCOM Inc.

        We currently own 100% of the common stock of BRCOM. BRCOM's principal offices are located at 201 East Fourth Street, Cincinnati, Ohio 45202, and its telephone number is (513) 397-9900. BRCOM was incorporated in Delaware in 1994 under the name IXC Communications, Inc. and became Broadwing Communications Inc. in 1999 after it was merged with a wholly-owned subsidiary of Cincinnati Bell. Prior to the first stage closing of the sale of the broadband business, BRCOM was an Austin, Texas based provider of data and voice communications services. These services were provided over approximately 18,700 route miles of fiber-optic transmission facilities. BRCOM's revenue was generated by broadband transport through private line and indefeasible right of use agreements, Internet services utilizing technology based on Internet protocol and switched voice services provided to both wholesale and retail customers. After the completion of the sale of the broadband business, BRCOM will only offer data collocation, information technology consulting and other services.

        On February 22, 2003, we entered into an agreement to sell our broadband business by agreeing to sell substantially all of the assets of certain of BRCOM's operating subsidiaries to C III Communications, LLC and C III Communications Operations, LLC for approximately $129.3 million in cash, subject to certain purchase price adjustments, and the assumption of certain liabilities and operating contractual commitments. On June 6, 2003 and June 13, 2003, we amended the agreement for the sale of our broadband business to, among other things, reduce the purchase price to $108.7 million (which at the first stage closing was paid in $91.5 million of cash and a $17.2 million preliminary promissory note, as described below), subject to certain purchase price adjustments and other post-closing obligations, and the assumption of certain liabilities and operating contractual commitments, and to eliminate certain of the conditions to the consummation of the first stage closing of the sale. On June 13, 2003, we consummated the first (and most significant) stage closing of the sale of our broadband business, in which we transferred substantially all of our broadband assets except for those for which state regulatory approval for transfer was still pending. In connection with the first stage closing, the buyers paid $91.5 million in cash, of which $29.3 million was placed into escrow to support certain purchase price adjustments and the portion of the purchase price payable upon the consummation of the second and third stage closings, and issued to us a $17.2 million preliminary promissory note in connection with a working capital purchase price adjustment. In addition, the buyers have agreed to assume approximately $418.5 million in current and long-term liabilities and approximately $291.2 million of operating contractual commitments. On July 8, 2003, we consummated the second stage closing of the sale of our broadband business and $10.3 million of the $29.3 million placed into escrow at the first stage closing was paid to us in cash. After the first and second stage closings, the BRCOM selling subsidiaries have transferred assets in states representing approximately 87.5% of our 2002 broadband revenue to the buyers. The transfer of the remaining broadband assets are subject to obtaining certain regulatory approvals, which we expect to receive by the end of the third quarter of 2003. See "Background of the Exchange Offer and Consent Solicitation—The Restructuring Plan and Recent Developments—Sale of our broadband business." After the completion of the sale of our broadband business, the only remaining BRCOM subsidiaries with operating assets will be Cincinnati Bell Technology Solutions Inc., an information technology consulting subsidiary, and Cincinnati Bell Any Distance Inc., a subsidiary whose assets service Cincinnati Bell's long distance business.

Relationship of Directors and Executive Officers of BRCOM with Cincinnati Bell

        Except as set forth in this prospectus and solicitation statement (including the exchange and voting agreement described in "The Exchange Offer and Consent Solicitation—Exchange and Voting Agreement"), neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates:

  •
  have any contract, arrangement, understanding or relationship with any other person with respect to any securities of BRCOM, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of BRCOM, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies;

  •
  have engaged in contracts, negotiations or transactions with BRCOM or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or

  •
  have had any other transaction with BRCOM or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the exchange offer or the consent solicitation.

Except for the shares of BRCOM common stock that we or our affiliates own as disclosed in this prospectus and solicitation statement, neither we nor any of our affiliates beneficially own any BRCOM shares or have effected any transaction in the shares within the past 60 days.

        You should be aware that certain conflicts of interest exist for the sole member of the BRCOM board of directors with respect to Cincinnati Bell. Thomas L. Schilling, the Chief Financial Officer of Cincinnati Bell since September, 2002 has also served as the sole director and Chief Financial Officer of BRCOM since July, 2002; therefore the exchange offer and consent solicitation will not be evaluated by any independent directors of BRCOM. John F. Cassidy, a director and newly-named Chief Executive Officer, effective July 31, 2003, of Cincinnati Bell is also an executive officer of BRCOM. In addition, Mary McCann and Jeffrey Smith are executive officers of both Cincinnati Bell and BRCOM. Mr. Schilling's, Mr. Cassidy's, Ms. McCann's and Mr. Smith's compensation are ultimately determined by the compensation committee of the Cincinnati Bell board of directors. In addition, on February 3, 2003, we entered into separate amended employment agreements with Mr. Schilling and Mr. Smith whereby Mr. Schilling and Mr. Smith were incentivized to sell our broadband business, amend the terms of the credit facilities and remain at Cincinnati Bell through the completion of the restructuring plan. Since these objectives have been achieved, Mr. Schilling is entitled to a success bonus equal to 50% of the sum of his annual base salary plus his bonus target and Mr. Smith will be entitled to a success bonus equal to 50% of the sum of his annual base salary plus his bonus target. See the Risk Factors entitled, "The sole director of BRCOM has potential conflicts of interest with respect to the exchange offer, consent solicitation and the supplemental indenture; our board of directors has potential conflicts of interest with respect to the exchange offer and consent solicitation" and "We may experience a change in senior management."

        You should also be aware that Cincinnati Bell's directors and executive officers have interests in the restructuring plan that are different from, or in addition to, or that might conflict with, the interests of the holders of the BRCOM 9% Notes. See the Risk Factors entitled, "The sole director of BRCOM has potential conflicts of interest with respect to the exchange offer, consent solicitation and the supplemental indenture; our board of directors has potential conflicts of interest with respect to the exchange offer and consent solicitation" and "We may experience a change in senior management." Our board of directors was aware of these interests and conflicts when it determined to approve the exchange offer and consent solicitation pursuant to the restructuring plan.

Intercompany Arrangements

        BRCOM relies on advances from Cincinnati Bell for the funding of operations and investing activities in excess of cash generated by its own operations. Advances from Cincinnati Bell bear interest at market rates. The average interest rate on these advances during the first quarter of 2003 was approximately 4.71%. The amounts due to Cincinnati Bell upon demand of $1,501.0 million at March 31, 2003 and $1,492.7 million at December 31, 2002 are presented net of the amounts due to or from other subsidiaries of Cincinnati Bell. As of March 31, 2003, the intercompany note from BRCOM was payable upon demand and was therefore classified as a current maturity of long-term debt.

        BRCOM's tax provision is based upon the modified separate return method under which an income tax benefit is recorded for losses based upon the potential to be realized by BRCOM, as well as any affiliated members of the federal income tax consolidated group of Cincinnati Bell. The income-producing members of the consolidated group compensates BRCOM for losses as they are realized in the consolidated tax return, which amounted to $22.4 million in the first quarter of 2003 and $204.6 million for the year ended December 31, 2002.

        Cincinnati Bell provides accounting and treasury services, planning and financial analysis, corporate communications, human resources support and legal support to BRCOM. Cincinnati Bell bills BRCOM for services performed on its behalf. These non-cash corporate allocations totaled $2.0 million in the first quarter of 2003 and $8.0 million for the year ended December 31, 2002.

        Cincinnati Bell Telephone provides accounts payable processing, payroll processing and benefit related services to BRCOM. BRCOM paid $0.1 million during the first quarter of 2003 and $0.3 million for the year ended December 31, 2002 for these services.

        BRCOM's IT consulting subsidiary provides computer support services for Cincinnati Bell and its subsidiaries. In addition, the IT consulting subsidiary obtains collocation space in Cincinnati Bell Telephone's data center facilities and provides subcontracting services for Cincinnati Bell Telephone's managed hosting customers.

        The BRCOM group participates in Cincinnati Bell's centralized cash management system to finance operations. Cash deposits from the BRCOM group are transferred to a subsidiary of Cincinnati Bell on a daily basis, and Cincinnati Bell funds the BRCOM group's disbursement accounts as required. All related party transactions, including receivables and payables, are cleared through an intercompany account, which is ultimately settled at the Cincinnati Bell level.

        Cincinnati Bell and its subsidiaries, including the BRCOM group, participate in the defined Cincinnati Bell benefit pension plan and post-retirement health and life benefit plans. The BRCOM group is charged an expense related to its portion of the plan, on a month-to-month basis, based on the "all participants" allocation method, pursuant to which the allocation of expenses of the plan are calculated by independent actuaries. In 2001 and 2002, the BRCOM group recorded income under the benefit plan totaling $1.1 million and $1.6 million, respectively. In the first quarter of 2003, the BRCOM group recorded an expense under the benefit plan of $0.7 million.

        All of these transactions are performed under terms and conditions (including compensation) that are equivalent to or better than those that the BRCOM group could obtain on an arm's length basis from unaffiliated third parties.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Reasons for and Purpose of the Exchange Offer and Consent Solicitation

        The exchange offer and consent solicitation are an integral part of the restructuring plan. The restructuring plan is intended to strengthen our financial position, maintain the strength and stability of our local telephone business, reduce the cash expenditures of BRCOM, facilitate the evolution of strategic alternatives and reduce our debt balances over time. The consent solicitation and the amendments to the indenture will eliminate all restrictive covenants in the indenture governing the BRCOM 9% Notes, thereby providing us with increased operational and financial flexibility in dealing with the remainder of BRCOM's assets and liabilities following the completion of the sale of our broadband business.

General

        We are offering to exchange 11,076,707 shares of Cincinnati Bell Common Stock for the $45,950,000 outstanding aggregate principal amount of BRCOM 9% Notes, which is equal to 241.06 shares of Cincinnati Bell Common Stock for each outstanding $1,000 aggregate principal amount of BRCOM 9% Notes validly tendered and not properly withdrawn prior to the expiration date of the exchange offer and consent solicitation.

        We will retain all the BRCOM 9% Notes we receive in the exchange offer. You will not be paid any accrued and unpaid interest if you exchange your BRCOM 9% Notes pursuant to the exchange offer. Also, you will not receive any fractional shares of Cincinnati Bell Common Stock. Instead, the exchange agent for the exchange offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering holders of BRCOM 9% Notes on a pro rata basis, net of commissions.

        Concurrently with the exchange offer, we are soliciting consents from the holders of BRCOM 9% Notes to the proposed amendments to the indenture. For a description of the proposed amendments to the indenture, see "—The Proposed Amendments." Holders of BRCOM 9% Notes who desire to tender their notes will be required to consent to the proposed amendments to the indenture. The proper completion, execution and delivery of a consent and letter of transmittal by a holder tendering BRCOM 9% Notes pursuant to the exchange offer will constitute the consent of such holder to the proposed amendments unless properly withdrawn in the manner and during the period described herein. Holders may not deliver consents without tendering their BRCOM 9% Notes in the exchange offer and we will not accept any such consents.

        If you are the record owner of your BRCOM 9% Notes and you tender your notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your notes through a broker or other nominee, and your broker tenders the notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the consent and letter of transmittal, transfer taxes on the exchange of BRCOM 9% Notes pursuant to the exchange offer will be paid by us.

        The term "expiration date" means 5:00 p.m., New York City time, on August 29, 2003, unless we extend the period of the time for which the exchange offer and consent solicitation is open, in which case the term "expiration date" means the latest time and date on which the exchange offer and consent solicitation, as so extended, expire.

        Our obligation to exchange shares of Cincinnati Bell Common Stock for BRCOM 9% Notes tendered pursuant to the exchange offer is subject to several conditions referred to below under "—Conditions of the Exchange Offer and Consent Solicitation."

        If the exchange offer and consent solicitation are not completed, we will evaluate our strategic alternatives regarding BRCOM. These may include the filing by BRCOM for protection under Chapter 11.

        None of the Cincinnati Bell board of directors, the dealer manager and solicitation agent nor the exchange agent has made a recommendation to any holder of the BRCOM 9% Notes, and each is remaining neutral as to whether you should tender notes into the exchange offer and give consent pursuant to the consent solicitation. You must make your own investment decision with regards to the exchange offer and consent solicitation based upon your own assessment of the market value of the BRCOM 9% Notes, the likely value of the Cincinnati Bell Common Stock you will receive, your liquidity needs and your investment objectives.

Conditions of the Exchange Offer and Consent Solicitation

        Notwithstanding any other provision of the exchange offer and consent solicitation, and without prejudice to our other rights, we will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any shares of Cincinnati Bell Common Stock for BRCOM 9% Notes, and we may terminate, extend or amend the exchange offer and consent solicitation if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived. We will not waive the registration statement effectiveness condition.

  Minimum Tender Condition

        There must be validly tendered and not properly withdrawn prior to the expiration date of the exchange offer and consent solicitation an aggregate principal amount of BRCOM 9% Notes that constitutes at least 95% of the total outstanding aggregate principal amount of BRCOM 9% Notes as of the date that we accept the notes for exchange pursuant to the exchange offer and consent solicitation. As of July 30, 2003, holders of notes representing approximately 94.0% of the outstanding aggregate principal amount of BRCOM 9% Notes have agreed with us to tender their notes and give their consents. See "—Exchange and Voting Agreement."

  Registration Statement Effectiveness

        The exchange offer and consent solicitation are conditioned upon the registration statement on Form S-4, of which this prospectus and solicitation statement is a part, being declared effective under the Securities Act, as amended, and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

  Other Conditions to the Exchange Offer and Consent Solicitation

        The exchange offer and consent solicitation are also subject to the conditions that, at the time of the expiration date of the exchange offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer or consent solicitation:

  (a)
  There shall have been any threatened or pending litigation or other legal action relating to the exchange offer and consent solicitation;

  (b)
  There shall have been any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States (excluding the current U.S. military action in Iraq);

  (c)
  There shall have been any merger, acquisition or other business combination proposal for Cincinnati Bell; or

  (d)
  All approvals from governmental bodies and authorities required in order to complete the exchange offer and consent solicitation are not obtained.

        The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions. We may also, in our reasonable discretion, waive these conditions in whole or in part (subject to the limitations on waiver described in the first paragraph of this section). The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.

Exchange and Voting Agreement

        On March 24, 2003, we entered into an exchange and voting agreement with Harch Capital Management, Inc., Muzinich & Co. Credit and Allianz Investment Management (together, the "signing noteholders"), pursuant to which each of signing noteholders agreed to tender all of their BRCOM 9% Notes to us in the exchange offer and to consent to the amendments to the indenture governing the BRCOM 9% Notes in the consent solicitation and each party to the exchange and voting agreement have agreed to use commercially reasonable efforts to complete the exchange offer and consent solicitation.

        On June 6, 2003, we entered into an amendment to the exchange and voting agreement, pursuant to which each party to the amendment agreed to extend the termination date of the agreement to August 15, 2003 and to waive any default or event of default under the indenture governing the BRCOM 9% Notes that may result from the consummation of the sale of our broadband business. On July 30, 2003, we further amended the exchange and voting agreement to extend the termination date of the agreement to September 15, 2003. At July 30, 2003, in the aggregate, the signing holders own notes representing approximately 94.0% of the outstanding principal aggregate amount of BRCOM 9% Notes.

        Each signing noteholder may transfer its BRCOM 9% Notes only if such signing noteholder notifies us prior to the transfer and agrees to cause the transferee to execute and deliver an acknowledgement whereby the transferee agrees to be bound by the terms of the exchange and voting agreement for as long as the agreement is in effect.

        Unless the exchange offer and consent solicitation has been completed, the exchange and voting agreement will terminate upon the earliest to occur of:

  •
  mutual written consent of Cincinnati Bell and each signing noteholder;

  •
  a material alteration by us of the terms of the exchange offer and consent solicitation not permitted under the exchange and voting agreement;

  •
  written notice from us to the signing noteholders of our intent to terminate the exchange and voting agreement upon a determination by our board of directors that such termination is in our best interests;

  •
  written notice from us or any signing noteholder to the other signatories to the exchange and voting agreement after September 15, 2003 if the closing of the exchange offer and consent solicitation has not occurred on or before such date; and

        See "Annex B—Exchange and Voting Agreement."

Waiver and Release

        Each holder of BRCOM 9% Notes, by tendering and accepting Cincinnati Bell Common Stock pursuant to the exchange offer, and Cincinnati Bell, by accepting the BRCOM 9% Notes for exchange pursuant to the exchange offer, unconditionally releases, and forever discharges and acquits, each of the other signatories to the exchange and voting agreement, their parents, subsidiaries and affiliates, and any of their respective directors, officers, executives, employees, attorneys, advisors, representatives and shareholders (the "released persons"), from all, and all manner of, actions, suits, debts, claims, duties, payment and performance of all obligations, liabilities and indebtedness of every kind, direct or indirect, determined or undetermined, at law or in equity, whether or not asserted or raised and existing or alleged to exist or to have existed, at any time, which such signatory ever had or has or may have at this time against any released person, arising out of, relating to, or incurred in connection with, the BRCOM 9% Notes, the amendment to the indenture governing the BRCOM 9% Notes, the exchange and voting agreement, the exchange offer and consent solicitation, or any transaction entered into thereunder or any action taken or omitted to be taken by the released persons thereunder. The waiver may not be effective to waive liabilities under the federal securities laws.

Timing of the Exchange Offer and Consent Solicitation

        We hope to complete the exchange offer and consent solicitation by the end of the third quarter of 2003. The exchange offer and consent solicitation are currently scheduled to expire on August 29, 2003; however, we may extend the exchange offer and consent solicitation from time to time as necessary until all conditions to the exchange offer and consent solicitation have been satisfied or waived. For more information, see "—Extension, Termination and Amendment."

Extension, Termination and Amendment

        We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the exchange offer and consent solicitation remain open if any condition to the exchange offer and consent solicitation has not been satisfied, and we can do so by giving oral or written notice of such extension to the exchange agent. If we decide to extend the exchange offer and consent solicitation, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurances that we will exercise our right to extend the exchange offer and consent solicitation, although we may do so until all conditions have been satisfied or, where permissible, waived. During any such extension, all BRCOM 9% Notes previously tendered and not properly withdrawn and all related consents previously delivered and not properly revoked will remain subject to the exchange offer and consent solicitation, respectively, subject to your right to withdraw your BRCOM 9% Notes and revoke the related consents. See "—Withdrawal of Tenders and Revocation of Consents."

        Subject to the SEC's applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, to:

  (1)
  delay our acceptance for exchange or our exchange of any BRCOM 9% Notes pursuant to the exchange offer, regardless of whether we previously accepted BRCOM 9% Notes for exchange, or to terminate the exchange offer and not accept for exchange or exchange any BRCOM 9% Notes not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the exchange offer, consent solicitation and merger to be satisfied; and

  (2)
  waive any condition (subject to the limits on waiver described under "The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation") or otherwise to amend the exchange offer in any respect, by giving oral followed by written notice of such delay, termination or amendment to the exchange agent and by making a public announcement.

We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 13e-4(d) and 13e-4(e) under the Exchange Act, which require that any material change in the information published, sent or given to the noteholders in connection with the exchange offer must be promptly sent to noteholders in a manner reasonably designed to inform noteholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

        We confirm to you that if we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or if we waive a material condition of the exchange offer, we will extend the exchange offer to the extent required under the Exchange Act. If, prior to the expiration date, we decrease the percentage of BRCOM 9% Notes being sought or increase or decrease the consideration offered to holders of BRCOM 9% Notes, such increase or decrease will be applicable to all holders whose BRCOM 9% Notes are accepted for exchange pursuant to the exchange offer, and if, at the time notice of any such increase or decrease is first published, sent or given to holders of BRCOM 9% Notes, the exchange offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the exchange offer will be extended until the expiration of such ten business day period. For purposes of the exchange offer and consent solicitation, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Exchange of BRCOM 9% Notes

        Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of any such extension or amendment), Cincinnati Bell will accept for exchange and will exchange, BRCOM 9% Notes validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to the applicable rules of the SEC, we expressly reserve the right to delay acceptance of or the exchange of BRCOM 9% Notes in order to comply with any applicable law.

        For purposes of the exchange offer, we will be deemed to have accepted for exchange BRCOM 9% Notes validly tendered and not properly withdrawn as, if and when we notify the exchange agent of our acceptance of the tenders of notes pursuant to the exchange offer. The exchange agent will deliver the shares of Cincinnati Bell Common Stock in exchange for BRCOM 9% Notes pursuant to the exchange offer and cash instead of fractional shares of Cincinnati Bell Common Stock as soon as practicable. The exchange agent will act as agent for holders tendering BRCOM 9% Notes for the purpose of receiving Cincinnati Bell Common Stock from us and transmitting such stock to you.

        If we do not accept any tendered BRCOM 9% Notes for exchange pursuant to the terms and conditions of the exchange offer for any reason, or if certificates are submitted for more BRCOM 9% Notes than are tendered, we will return certificates for such unexchanged BRCOM 9% Notes without expense to the tendering noteholder or, in the case of BRCOM 9% Notes tendered by book-entry transfer of such notes into the exchange agent's account at The Depository Trust Company, or "DTC," pursuant to the procedures set forth below under "—Procedure for Tendering and Consenting," those BRCOM 9% Notes will be credited to an account maintained within DTC as soon as practicable following expiration or termination of the exchange offer. If we do not accept at least a majority in aggregate principal amount of the BRCOM 9% Notes for exchange, the supplemental indenture will not be effective.

Cash Instead of Fractional Shares of Cincinnati Bell Common Stock

        We will not issue certificates representing fractional shares of Cincinnati Bell Common Stock pursuant to the exchange offer. The exchange agent, acting as agent for holders of BRCOM 9% Notes otherwise entitled to receive fractional shares of Cincinnati Bell Common Stock, will aggregate all fractional shares and sell them for the accounts of such noteholders. The proceeds realized by the exchange agent upon the sale of such fractional shares will be distributed, net of commissions, to such noteholders on a pro rata basis. Such cash payments will be made through the exchange agent if the BRCOM 9% Notes are tendered to the exchange agent or, if such notes are tendered through DTC, through DTC.

        None of the exchange agent, Cincinnati Bell, BRCOM or the dealer manager and solicitation agent will guarantee any minimum proceeds from the sale of shares of Cincinnati Bell common stock, and no interest will be paid on any such proceeds.

Procedure for Tendering and Consenting

        For you to validly tender BRCOM 9% Notes pursuant to the exchange offer and deliver the related consents to the proposed amendments, either:

    (1)
    you must submit a properly completed and duly executed consent and letter of transmittal, together with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, which must be transmitted to and received by the exchange agent at its address set forth on the back cover of this prospectus and solicitation statement and either (x) certificates for tendered BRCOM 9% Notes must be received by the exchange agent at such address or (y) such BRCOM 9% Notes must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender received (we refer to this confirmation below as a "book-entry confirmation")), in each case, before the expiration date; or

    (2)
    you must comply with the guaranteed delivery procedure described below.

Holders of BRCOM 9% Notes tendered via book entry or the guaranteed delivery procedure will still be required to properly complete and execute the consent and letter of transmittal.

        The term "agent's message" means a message, transmitted by DTC to and received by, the exchange agent, and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the BRCOM 9% Notes which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the consent and letter of transmittal and that we may enforce that agreement against the participant.

        The exchange agent will establish accounts with respect to the BRCOM 9% Notes at DTC for purposes of the exchange offer and consent solicitation within two business days after the date of this prospectus and solicitation statement, and any financial institution that is a participant in DTC may make book-entry delivery of BRCOM 9% Notes by causing DTC to transfer such BRCOM 9% Notes into the exchange agent's account in accordance with DTC's procedures for such transfer. However, although delivery of BRCOM 9% Notes may be effected through book-entry at DTC, the consent and letter of transmittal (or a manually-signed facsimile of such document), with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address specified on the back cover of this prospectus and solicitation statement prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

        Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which BRCOM 9% Notes are tendered either by a registered holder of the notes who has not completed the box entitled "Special Issuance Instructions" on the consent and letter of transmittal or for the account of an eligible institution.

        If the certificates for BRCOM 9% Notes are registered in the name of a person other than the person who signs the consent and letter of transmittal, the certificates must be endorsed or accompanied by appropriate note powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or note powers guaranteed in the manner we have described above.

        The method of delivery of BRCOM 9% Notes certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

        To prevent backup federal income tax withholding with respect to cash received pursuant to the exchange offer, you must provide the exchange agent with your correct taxpayer identification number and certify whether you are subject to backup withholding of federal income tax by completing the substitute Form W-9 included in the consent and letter of transmittal. Some noteholders (including, among others, all corporations) are not subject to these backup withholding requirements. See "Certain U.S. Federal Income Tax Considerations."

Guaranteed Delivery

        If you wish to tender your BRCOM 9% Notes pursuant to the exchange offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your BRCOM 9% Notes may nevertheless be tendered, so long as all of the following conditions are satisfied:

  (a)
  you make your tender by or through an eligible institution;

  (b)
  a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available to us, is received by the exchange agent as provided below on or prior to the expiration date; and

  (c)
  the certificates for all tendered BRCOM 9% Notes (or a confirmation of a book-entry transfer of such securities into the exchange agent's account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed consent and letter of transmittal (or a manually signed facsimile of such document), with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message) and all other documents required by the consent and letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

        You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail it to the exchange agent and must include a guarantee by an eligible institution in the form set forth in that notice.

        In all cases, we will exchange BRCOM 9% Notes tendered and accepted for exchange pursuant to the exchange offer only after timely receipt by the exchange agent of certificates for such

BRCOM 9% Notes (or timely confirmation of a book-entry transfer of such securities into the exchange agent's account at DTC as described above), properly completed and duly executed letter(s) of transmittal, or an agent's message in connection with a book-entry transfer, and any other required documents.

Effects of Tenders and Consents

        By executing a consent and letter of transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your BRCOM 9% Notes tendered and accepted for exchange by us. Such appointment is effective when and only to extent that we accept for exchange the BRCOM 9% Notes that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered BRCOM 9% Notes and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by you will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). We will, with respect to the BRCOM 9% Notes for which the appointment is effective, be empowered, among other things, to exercise all of your voting rights, if any, and other rights as we, in our sole discretion, deem proper.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of BRCOM 9% Notes, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of BRCOM 9% Notes determined by us not to be in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. Subject to the applicable rules and regulations of the SEC, we also reserve the absolute right to waive any of the conditions of the exchange offer and consent solicitation (other than the registration statement effectiveness condition), or any defect or irregularity in the tender of any BRCOM 9% Notes. No tender of BRCOM 9% Notes will be deemed to have been made until all defects and irregularities in the tender of such notes have been cured or waived. Neither we, the exchange agent, the dealer manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of BRCOM 9% Notes or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer and consent solicitation (including the consent and letter of transmittal and instructions thereto) will be final and binding.

        The tender of BRCOM 9% Notes pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the exchange offer and consent solicitation.

Withdrawal of Tenders and Revocation of Consents

        BRCOM 9% Notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Consents given pursuant to the consent solicitation may be revoked at any time prior to the expiration date by the withdrawal of a tender of BRCOM 9% Notes. Any withdrawal of tendered BRCOM 9% Notes prior to the expiration date will be deemed to be a revocation of the related consent. Tenders may not be withdrawn and consents may not be revoked after the expiration date.

        For your withdrawal to be effective, the exchange agent must receive from you a written or facsimile transmission notice of withdrawal at its address set forth on the back cover of this prospectus and solicitation statement, and your notice must include your name, address, social security number, the certificate number(s) and the aggregate principal amount of BRCOM 9% Notes to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered the notes.

        An eligible institution (as defined below) must guarantee all signatures on the notice of withdrawal, unless the BRCOM 9% Notes to be withdrawn have been tendered for the account of any eligible institution. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. An "eligible institution" is a financial institution that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program. If BRCOM 9% Notes have been tendered pursuant to the procedures for book-entry tender as set forth above under "—Procedure for Tendering and Consenting," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn BRCOM 9% Notes and must otherwise comply with DTC's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the BRCOM 9% Notes withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding.

        Neither we, the exchange agent, the dealer manager and solicitation agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any BRCOM 9% Notes properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. However, you may re-tender withdrawn BRCOM 9% Notes by following one of the procedures described under "—Procedure for Tendering and Consenting" or "—Guaranteed Delivery" at any time prior to the expiration date.

        Under the exchange and voting agreement, the holders have agreed not to withdraw their tendered notes and not to revoke their consents. See "—Exchange and Voting Agreement."

The Proposed Amendments

        We are soliciting the consent of holders of BRCOM 9% Notes to the proposed amendments. The proposals, if adopted and effected, will eliminate all voting rights and restrictive covenants in the indenture under which the BRCOM 9% Notes were issued, including:

  •
  the limitation on indebtedness;

  •
  the limitation on restricted payments;

  •
  the limitation on restrictions on distributions from restricted subsidiaries;

  •
  the limitation on sales of assets and subsidiary stock;

  •
  the limitation on affiliate transactions;

  •
  the limitation on the sale or issuance of capital stock of restricted subsidiaries;

  •
  the obligation to offer to repurchase the BRCOM 9% Notes upon a change of control;

  •
  the obligation to file annual, quarterly and other reports with the SEC; and

  •
  certain provisions of the limitation on asset sales and mergers.

        Consents with respect to at least a majority of the outstanding aggregate principal amount of BRCOM 9% Notes must be received in order to amend the applicable indenture in the manner contemplated above. If the requisite consents are received with respect to the BRCOM 9% Notes and the exchange offer and consent solicitation is completed, then we will execute a supplemental indenture that gives effect to the proposed amendments with respect to the BRCOM 9% Notes and the indenture, as so amended, will become effective on the date we complete the exchange offer.

        As of July 30, 2003, holders of notes representing approximately 94.0% of the outstanding aggregate principal amount of BRCOM 9% Notes have agreed with Cincinnati Bell to tender their notes and give their consents. See "—Exchange and Voting Agreement." Each non-exchanging holder of BRCOM 9% Notes will be bound by such amended indenture even if such holder did not give its consent. If the exchange offer is terminated or withdrawn, the proposed amendments will not become effective and all consents will be deemed revoked.

        For more complete information regarding the voting rights and restrictive covenants to be deleted we urge you to review the existing indenture and the form of Supplemental Indenture. See "Where You Can Find More Information" and "Annex A—Form of Supplemental Indenture."

Liquidity

        Following the completion of the exchange offer, the liquidity and trading price of the remaining untendered 9% Notes held by the public and the rights of the holders of those notes may be adversely affected.

Certain Legal and Regulatory Matters

        Except as set forth in this prospectus and solicitation statement, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of BRCOM 9% Notes. We intend to make all required filings under the Securities Act of 1933 and the Exchange Act.

Financing of the Exchange Offer

        The shares of Cincinnati Bell Common Stock required to consummate the exchange offer are available from our authorized but unissued shares of Cincinnati Bell Common Stock. Fees and expenses in connection with the exchange offer are estimated to be approximately $0.5 million, including the SEC filing fee and the fees of the exchange agent, the dealer manager and solicitation agent, the financial printer, counsel, accountants and other professionals. We will obtain all of such funds from our available capital resources.

Dealer Manager and Solicitation Agent

        Subject to the terms and conditions set forth in the dealer manager and consent solicitation agreement, between us and Lehman Brothers Inc., we have retained Lehman Brothers Inc. to act as dealer manager and solicitation agent in connection with the exchange offer and consent solicitation. Lehman Brothers Inc. will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses for legal counsel. In addition, we have agreed to indemnify the dealer manager and solicitation agent against certain liabilities, including liabilities under federal securities laws, and will contribute to payments the dealer manager and solicitation agent may be required to make in respect thereof.

        The dealer manager and solicitation agent and certain of its affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to us and certain of our affiliates in the ordinary course of business. They receive customary fees and/or commissions for such services. Lehman Brothers Inc. is acting as lead advisor to us in connection with the sale of our broadband business and co-advisor to us in connection with the execution of the amendments to our credit facilities for which it will receive customary compensation.

        Neither the dealer manager and solicitation agent nor the exchange agent assumes any responsibility for the accuracy or completeness of the information contained in this prospectus and solicitation statement or any documents incorporated herein by reference or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

        The dealer manager and solicitation agent will assist with the mailing of this prospectus and solicitation statement and related materials to holders of BRCOM 9% Notes, respond to inquiries of and provide certain information to holders of BRCOM 9% Notes in connection with the exchange offer and consent solicitation. Questions regarding the terms of the exchange offer and consent solicitation can be directed to the dealer manager and solicitation agent at the address and telephone number set forth on the back cover of this prospectus and solicitation statement.

        We are not aware of any jurisdiction in which the making of the exchange offer and consent solicitation is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer and consent solicitation or the acceptance of Cincinnati Bell Common Stock pursuant to the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer and consent solicitation will not be made to (nor will tenders of BRCOM 9% Notes be accepted from or on behalf of) the holders of BRCOM 9% Notes residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer and consent solicitation to be made by a licensed broker or dealer, the exchange offer and consent solicitation will be deemed to be made on our behalf by the dealer manager and solicitation agent or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

        No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and solicitation statement and, if given or made, such information or representation may not be relied upon as having been authorized by Cincinnati Bell or the dealer manager and solicitation agent.

Exchange Agent

        We have retained The Bank of New York to act as exchange agent. We will pay The Bank of New York reasonable and customary compensation for its services in connection with the exchange offer and consent solicitation, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer and consent solicitation, including liabilities under federal securities laws.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following are the material U.S. Federal income tax consequences of the exchange offer. This discussion is based on the Internal Revenue Code of 1986 (the "Code"), as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which might change, possibly with retroactive effect.

        This discussion addresses only persons who hold their BRCOM 9% Notes as a capital asset. It does not address all aspects of U.S. Federal income taxation that might be relevant to a holder of BRCOM 9% Notes in light of that holder's particular circumstances or to a holder of BRCOM 9% Notes subject to special rules, such as:

  •
  A noteholder who is not a citizen or resident of the U.S.;

  •
  A noteholder that is a foreign corporation, foreign estate or foreign trust;

  •
  A financial institution or insurance company;

  •
  A tax-exempt organization;

  •
  A dealer or broker in securities;

  •
  An individual retirement or other tax-deferred account;

  •
  A noteholder that holds its BRCOM 9% Notes as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; or

  •
  A noteholder who acquired its BRCOM 9% Notes as compensation.

Tendering Holders

  Taxable Exchange

        The exchange of BRCOM 9% Notes for Cincinnati Bell Common Stock will be treated as a taxable exchange for U.S. Federal income tax purposes. Consequently, a holder of BRCOM 9% Notes who tenders BRCOM 9% Notes in the exchange offer Cincinnati Bell will recognize gain or loss on the exchange equal to the difference between (i) the fair market value of the Cincinnati Bell Common Stock (including fractional shares) exchanged therefor (other than Cincinnati Bell Common Stock attributable to accrued interest, which will be taxable as ordinary income) and (ii) the tendering holder's adjusted tax basis in the BRCOM 9% Notes surrendered in the exchange. The gain or loss will be long-term capital gain or loss if the tendering holder's holding period for the BRCOM 9% Notes is more than one year. The deductibility of capital losses is subject to limitations.

        A tendering holder's adjusted tax basis in BRCOM 9% Notes will generally be the price that the holder paid for the BRCOM 9% Notes increased by the amount of any market discount previously included in income by such holder with respect to the BRCOM 9% Notes and reduced (but not below zero) by any amortizable bond premium allowable as a deduction with respect to the BRCOM 9% Notes. Market discount on a BRCOM 9% Note is generally the excess of the principal amount of the BRCOM 9% Note over the holder's tax basis in the note at the time of its acquisition. Amortizable bond premium on a BRCOM 9% Note is the excess of the tax basis of a BRCOM 9% Note to a holder immediately after its acquisition over the principal amount of the BRCOM 9% Note payable at maturity. A tendering holder who has acquired BRCOM 9% Notes with market discount generally will be required to treat a portion of any gain on the exchange of such BRCOM 9% Notes as ordinary income to the extent of the market discount accrued to the date of the exchange less any accrued market discount previously reported as ordinary income.

  Allocation of Consideration

        Although the matter is not free from doubt, we believe, and intend to take the position that, no portion of the value of the Cincinnati Bell Common Stock to which a tendering holder is entitled as a result of the exchange offer should be considered a separate fee for consenting to the adoption of the proposed amendments to the indenture governing the BRCOM 9% Notes. The IRS, however, might take a different view. If a portion of the Cincinnati Bell Common Stock is treated as a separate fee for consenting to the proposed amendments, it is possible that such portion would be taxable as ordinary income. In that case, the amount allocable to a consent fee would not be included in the holder's amount realized for purposes of determining gain or loss on the exchange offer.

  Cash in Lieu of Fractional Shares

        A tendering holder who receives cash in lieu of a fractional share will be treated as if the holder received the fractional share and then sold it for the amount of cash received. The tendering holder will recognize short-term capital gain or loss on the deemed sale of the fractional share for cash equal to the excess of the cash received over the tendering holder's tax basis in the fractional share.

  Backup Withholding

        The exchange agent will be required to withhold 28% of the gross proceeds to which a tendering holder is entitled pursuant to the exchange offer unless the holder provides its taxpayer identification number (i.e., social security number or employer identification number) and certifies that the number is correct, or an exemption from backup withholding applies. Each holder of BRCOM 9% Notes will need to complete and sign the Form W-9 that will be included in the transmittal letter to avoid backup withholding, or establish in a manner satisfactory to the exchange agent that an exemption from backup withholding applies.

  Tax Return Disclosure and Investor List Requirements

        Recently promulgated Treasury regulations require taxpayers that participate in "reportable transactions" to disclose those transactions on their tax returns by attaching IRS Form 8886 and to retain information related to those transactions. In addition, material advisers of a "reportable transaction" are required to maintain records including lists identifying investors in the transaction and to furnish those records to the IRS upon demand. A transaction might be a "reportable transaction" based upon any of several factors, one or more of which might be present with respect to this exchange offer. As a result, a tendering holder might be required to disclose its participation in the exchange offer on its tax return. Tendering holders should consult their own tax advisers concerning their possible disclosure obligation with respect to the exchange offer and should be aware that we and other participants in the exchange offer might be required to report this transaction and maintain an investor list.

Non-Tendering Holders

        The U.S. Federal income tax consequences to holders of BRCOM 9% Notes that do not tender their notes in the exchange offer are unclear. The U.S. Federal income tax treatment of the adoption of the proposed amendments will depend on whether such adoption will be considered a "significant modification" of the BRCOM 9% Notes under applicable Treasury regulations and, if so, whether such adoption will qualify as recapitalization of BRCOM under Section 368(a)(1)(E) of the Code. As described below, although the matter is not free from doubt, we believe that it is likely that the adoption of the proposed amendments will be considered a significant modification of the BRCOM 9% Notes and that the adoption of the proposed amendments should not qualify as a recapitalization. As a result, the adoption of the proposed amendments should constitute a taxable deemed exchange of BRCOM 9% Notes for new BRCOM 9% Notes.

        The discussion below assumes that the BRCOM 9% Notes and new BRCOM 9% Notes will be respected as debt of BRCOM. If, however, the BRCOM 9% Notes or new BRCOM 9% Notes are recharacterized as equity of BRCOM, the tax consequences to non-tendering holders could vary from the consequences described below. Non-tendering holders should consult their tax advisers regarding the tax consequences to them of a potential recharacterization of the BRCOM 9% Notes or new BRCOM 9% Notes as equity.

  Significant Modification

        Under applicable Treasury regulations, the modification of a debt instrument is a significant modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument, the legal rights and obligations under the debt instrument are altered in a manner that is "economically significant." Although the matter is not free from doubt, we believe that it is likely that the adoption of the proposed amendments will result in a significant modification of the BRCOM 9% Notes because those amendments would alter the legal rights and obligations of a holder of BRCOM 9% Notes in an economically significant manner. If the adoption of the proposed amendments is considered a significant modification of the BRCOM 9% Notes, such adoption would result in a deemed exchange of the BRCOM 9% Notes for new BRCOM 9% Notes.

        If, however, the adoption of the proposed amendments does not constitute a significant modification of the BRCOM 9% Notes, a non-tendering holder would not recognize any income, gain or loss for U.S. Federal income tax purposes as a result of the adoption of the proposed amendments. In that case, a non-tendering holder's adjusted tax basis and holding period in the BRCOM 9% Notes after the adoption of the proposed amendments would be the same as the holder's adjusted tax basis and holding period in the BRCOM 9% Notes immediately before the adoption of the proposed amendments.

  Recapitalization

        A deemed exchange would be a taxable exchange for U.S. Federal income tax purposes unless the deemed exchange qualified as a recapitalization under Section 368(a)(1)(E) of the Code. Whether a deemed exchange would qualify as a tax-free recapitalization depends on, among other things, whether the BRCOM 9% Notes and the new BRCOM 9% Notes are "securities" within the meaning of Section 354 of the Code.

        The rules for determining whether a debt instrument is a security for U.S. Federal income tax purposes are unclear. The term "security" is not defined in the Code or Treasury regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors. In general, a debt instrument with a term of less than five years will not be considered a security for U.S. Federal income tax purposes. Accordingly, although the issue is not free from doubt, because the new BRCOM 9% Notes will have a term of less than five years from the date of the closing of this exchange offer, we believe that the new BRCOM 9% Notes should not be treated as securities. As a result, we believe that a deemed exchange should not qualify as a recapitalization under Section 368(a)(1)(E) of the Code.

        If, as we expect, a deemed exchange does not qualify as a recapitalization, a non-tendering holder would recognize gain or loss equal to the difference between (i) the "issue price" of the new BRCOM 9% Notes (as described below under "—Issue Price of new BRCOM 9% Notes") and (ii) such holder's adjusted tax basis in the BRCOM 9% Notes deemed exchanged therefor. In addition, a non-tendering holder's adjusted tax basis in the new BRCOM 9% Notes would be equal to the issue price of the new BRCOM 9% Notes and the holder would have a holding period in the new BRCOM 9% Notes commencing on the day after the deemed exchange. All or a portion of any recognized gain would be taxed as ordinary income rather than as capital gain if the non-tendering holder acquired the BRCOM 9% Notes at market discount.

        It is not clear whether a loss realized by a non-tendering holder would be disallowed under the wash sale provisions of Section 1091 of the Code, which applies to the sale of "securities." It is possible that the IRS could assert that the BRCOM 9% Notes and the new BRCOM 9% Notes are securities for purposes of Section 1091 even if they do not treat the BRCOM 9% Notes or new BRCOM 9% Notes as securities under Section 354 of the Code as discussed above.

        If, contrary to expectations, a deemed exchange does qualify as a tax-free recapitalization, a non-tendering holder would not recognize any gain or loss in connection with the deemed exchange or the adoption of the proposed amendments, and a holder's adjusted tax basis and holding period in the BRCOM 9% Notes after the adoption of the proposed amendments would be the same as the holder's adjusted tax basis and holding period in the BRCOM 9% Notes immediately before the adoption of the proposed amendments.

  Issue Price of new BRCOM 9% Notes

        The issue price of new BRCOM 9% Notes will depend on whether a substantial amount of the BRCOM 9% Notes or the new BRCOM 9% Notes is "traded on an established market" within the meaning of the applicable Treasury regulations, regardless of whether a deemed exchange qualifies as a recapitalization. If the new BRCOM 9% Notes are traded on an established market, their issue price would be their fair market value on the date of the exchange. If the new BRCOM 9% Notes are not traded on an established market but the BRCOM 9% Notes are traded on an established market, the issue price of the new BRCOM 9% Notes would be equal to the fair market value of the BRCOM 9% Notes exchanged therefor. If neither the BRCOM 9% Notes nor the new BRCOM 9% Notes are traded on an established market, the issue price of the new BRCOM 9% Notes would be equal to their stated principal amount.

        Although the matter is not free from doubt, we believe that neither the BRCOM 9% Notes nor the new BRCOM 9% Notes will be considered to be traded on an established market and, as a result, the issue price of the new BRCOM 9% Notes will be equal to their stated principal amount.

  Original Issue Discount

        Subject to a statutory de minimis exception, and regardless of whether a deemed exchange qualifies as a tax-free recapitalization, if the issue price of the new BRCOM 9% Notes is less than their stated redemption price at maturity, the new BRCOM 9% Notes would be treated as issued with original issue discount, or OID, for U.S. Federal income tax purposes. In that case, non-tendering holders would generally be required to include OID in gross income under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of whether the holder is a cash or accrual method taxpayer. If, as we believe, the issue price of the new BRCOM 9% Notes is their stated principal amount, the new BRCOM 9% Notes would not be issued with OID.

        The foregoing discussion is intended to provide only a general summary of certain U.S. Federal income tax consequences of the exchange offer and is not a complete analysis or description of all potential U.S. Federal income tax consequences of the exchange offer. This discussion does not address tax consequences that might vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the offer. Accordingly, we urge each holder of BRCOM 9% Notes to consult its own tax adviser to determine the particular U.S. Federal, state, local, foreign or other tax consequences to it of the exchange offer.

DESCRIPTION OF CINCINNATI BELL CAPITAL STOCK

        The following summary of our capital stock is subject in all respects to applicable provisions of the Ohio General Corporation Law, our amended articles of incorporation and amended regulations and our rights agreement. See "Where You Can Find More Information."

General

        The total authorized shares of capital stock of Cincinnati Bell consist of the following:

  •
  480,000,000 shares of Cincinnati Bell Common Stock, par value $.01 per share;

  •
  1,357,299 shares of voting preferred stock without par value; and

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  1,000,000 shares of non-voting preferred stock without par value (together with the voting preferred stock, referred to as preferred stock).

Our board of directors has designated 400,000 voting preferred shares as Series A Preferred Shares.

        At March 31, 2003, approximately 226,752,831 shares of Cincinnati Bell Common Stock were issued and 218,875,393 shares were outstanding, and 155,250 shares of preferred stock were issued and outstanding, all of which were 6 3/4% Preferred Stock (defined herein).

Cincinnati Bell Common Stock

        Each holder of Cincinnati Bell Common Stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of Cincinnati Bell Common Stock are entitled to receive dividends or other distributions declared by our board of directors. The right of the board of directors to declare dividends, however, is subject to the rights of any holders of preferred stock of Cincinnati Bell and certain requirements under Ohio law.

Preferred Stock

        Our board of directors is authorized to provide for the issuance from time to time of Cincinnati Bell preferred stock in series and, as to each series, to fix the designation, the dividend rate and the date or dates from which such dividends will be cumulative, the times when and the prices at which the preferred stock will be redeemable, the voluntary and involuntary liquidation prices, the sinking fund provisions, if any, applicable to such series, the conversion or exchange privileges, if any, of such series, the restrictions, if any, upon the payment of dividends or other distributions and upon the creation of indebtedness, if any, and any other rights, preferences and limitations.

  6 3/4% Cumulative Convertible Preferred Stock

        Holders of the 6 3/4% Cumulative Convertible Preferred Shares are entitled to cast one vote per whole share that they own on all matters submitted to a vote of the shareholders, including the election of directors. Holders of the 6 3/4% Preferred Stock and holders of Cincinnati Bell Common Stock will vote together as a single class, unless otherwise provided by law or our amended articles of incorporation. The approval of each holder of the Existing 6 3/4% Preferred Stock is necessary to:

  •
  alter the voting rights;

  •
  reduce the liquidation preference;

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  reduce the rate of or change the time for payment of dividends;

  •
  adversely alter certain redemption provisions; and

  •
  waive a default in payment of dividends or liquidated damages.

        In addition, the approval of at least two-thirds of the votes entitled to be cast by holders of the 6 3/4% Preferred Stock is required to amend our amended articles of incorporation to affect adversely the specified rights, preferences, privileges or voting rights of holders of the 6 3/4% Preferred Stock.

        Upon the accumulation of accrued and unpaid dividends on the 6 3/4% Preferred Stock in an amount equal to six full quarterly dividends (whether or not consecutive), the number of members of our board of directors will be immediately and automatically increased by two (unless previously increased pursuant to the terms of any other series of preferred stock upon which like rights have been conferred), and the holders of a majority of the 6 3/4% Preferred Stock, voting together as a class (pro rata, based on liquidation preference) with the holders of any other series of preferred stock upon which like rights have been conferred and are exercisable, will be entitled to elect two members to the Cincinnati Bell board of directors. Voting rights arising as a result of this accumulation of accrued and unpaid dividends will continue until such time as all dividends in arrears on the 6 3/4% Preferred Stock are paid in full or the number of outstanding 6 3/4% Preferred Stock is reduced to 13,500 or less.

        Dividends on the 6 3/4% Preferred Stock are payable quarterly and accrue at a rate of 6 3/4% per annum per share on a liquidation preference of $1,000 per share, or $67.50 per annum per share. Dividends may, at our option, be paid in shares of Cincinnati Bell Common Stock if, and only if, the documents governing our indebtedness that existed as of March 30, 1998, prohibit the payment of such dividends in cash. We are allowed to pay dividends only if permitted by Ohio law.

        Unless previously redeemed or repurchased, the 6 3/4% Preferred Stock is convertible, at the option of the holders, at any time, into shares of Cincinnati Bell Common Stock at a rate, subject to adjustment in certain events, of 28.84 shares of Cincinnati Bell Common Stock for each share of the 6 3/4% Preferred Stock.

        The 6 3/4% Preferred Stock may be redeemed at our option at the redemption prices specified below (expressed as percentages of the liquidation preference thereof), in each case, together with an amount equal to accrued and unpaid dividends on the 6 3/4% Preferred Stock (excluding any declared dividends for which the record date has passed), and other specified amounts, upon prior written notice, during the 12-month period commencing on April 1 of each of the years set forth below:

Year	Redemption Price
2003	103.38%
2004	102.70%
2005	102.03%
2006	101.35%
2007	100.68%
2008 and thereafter	100.00%

        In order to protect the interests of holders of the 6 3/4% Preferred Stock, our amended articles of incorporation provide for adjustment of the conversion rate and related terms in the case of certain consolidations, mergers or changes of control. In the event of the liquidation, dissolution or winding up of the business of Cincinnati Bell, holders of the 6 3/4% Preferred Stock are entitled to receive the liquidation preference of $1,000 per share plus all accrued and unpaid dividends.

        The 6 3/4% Preferred Stock is issued as and represented by depositary shares. Each depositary shares represents one-twentieth of a share of the 6 3/4% Preferred Stock. A holder of depositary shares of the 6 3/4% Preferred Stock only has voting rights equal to the number of whole shares of the 6 3/4% Preferred Stock represented by such depositary shares of the 6 3/4% Preferred Stock.

  Series A Preferred Stock

        The Series A Preferred Stock is designated in connection with our rights agreement. No shares of Cincinnati Bell Series A Preferred Stock are currently outstanding.

  Cincinnati Bell Rights Plan

        Under our rights agreement, rights attach to each share of Cincinnati Bell Common Stock outstanding and, when exercisable, entitle the registered holder to purchase from us one one-thousandth of a share of our Series A Preferred Stock without par value at a purchase price of $125 per one one-thousandth of a share, subject to adjustment.

        The rights will not be exercisable until the earlier to occur of:

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  10 business days following a public announcement that a person or group has acquired beneficial ownership of 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock; and

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  10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group acquiring beneficial ownership of 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock.

        The rights will expire on May 2, 2007, unless such date is extended or unless the rights are earlier redeemed or exchanged by Cincinnati Bell, in each case as summarized below.

        In the event that a person or group acquires beneficial ownership of 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock, each holder of a right, other than rights beneficially owned by such person or group, which become void, will have the right to receive upon exercise that number of shares of Cincinnati Bell Common Stock having a market value of two times the purchase price provided for in the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold after a person or group acquires beneficial ownership of 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock, each holder of a right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company (or its ultimate parent in certain circumstances) which at the time of such transaction will have a market value of two times the purchase price provided for in the right. As an enforcement mechanism, the rights agreement prohibits us from entering into any such transaction unless the other party agrees to comply with the provisions of the rights.

        The purchase price payable and the number of units of preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the following circumstances:

  •
  in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

  •
  if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current trading price of the preferred stock; or

  •
  upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        At any time after a person or group acquires beneficial ownership of 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock and prior to the acquisition by such person or group of 50% or more of the then outstanding shares of Cincinnati Bell Common Stock, our board of directors may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, for Cincinnati Bell Common Stock or our Series A Preferred Stock.

        At any time prior to a person or group acquiring beneficial ownership of 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock, our board of directors may redeem the rights in whole, but not in part, at a redemption price of $.01 per right, subject to adjustment, or amend the terms of the rights, in each case without the consent of the holders of the rights, at such time, on such basis and with such conditions as our board of directors may establish. However, no amendment may decrease the redemption price of the rights.

        Series A Preferred Stock purchasable upon exercise of the rights is not redeemable. Series A Preferred Stock has dividend, voting and liquidation rights that are intended to result in the value of a one one-thousandth interest in a share of the Series A Preferred Stock purchasable upon exercise of each right approximating the value of one share of Cincinnati Bell Common Stock. Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Cincinnati Bell, including, without limitation, the right to vote or to receive dividends.

        The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire Cincinnati Bell by a share acquisition on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors prior to the time that a person or group has acquired 15% (or 20% in the case of investment advisors under the Investment Advisers Act of 1940, subject to certain limitations) or more of the outstanding shares of Cincinnati Bell Common Stock since the rights may be redeemed or amended by us until such time.

Warrants

        In connection with our issuance of the 16% Notes, the initial purchasers of the 16% Notes will receive warrants to purchase 17.5 million shares of Cincinnati Bell Common Stock at a price of $3.00 per share. The number of shares of Cincinnati Bell Common Stock to be issued under these warrants will be adjusted for the following:

  •
  the issuance of Cincinnati Bell Common Stock due to (1) dividends on Cincinnati Bell Common Stock paid exclusively in shares of Cincinnati Bell Common Stock, (2) stock splits, (3) reverse stock splits, (4) reclassifications of Cincinnati Bell Common Stock as other equity, (5) dividends on Cincinnati Bell Common Stock paid in equity other than shares of Cincinnati Bell Common Stock;

  •
  rights offerings to holders of Cincinnati Bell Common Stock to subscribe for Cincinnati Bell Common Stock or securities exchangeable into Cincinnati Bell Common Stock at a price per share less than the then applicable exercise price (other than in connection with the adoption of the Cincinnati Bell rights plan);

  •
  the issuance of Cincinnati Bell Common Stock for consideration less than the then applicable exercise price of the warrants;

  •
  Cincinnati Bell's repurchase of Cincinnati Bell Common Stock; and

  •
  the exchange offer and consent solicitation, whereby the warrants will be adjusted so that the common equity interests represented by the warrants will be at least 95% of such common equity interest prior to the completion of the exchange offer and consent solicitation.

        The warrants are exercisable at any time on or prior to March 26, 2013. The holders of the warrants have the right to require us to register the warrants or the Cincinnati Bell Common Stock underlying the warrants for sale pursuant to a shelf registration statement under the Securities Act. Furthermore, if a shelf registration has not been declared effective and we propose to register any of our equity securities under the Securities Act, the holders of the warrants have the right to request that their warrants or the Cincinnati Bell Common Stock underlying the warrants be registered, subject to certain limitations, together with our other equity securities.

Anti-takeover Effects of Ohio Law

        Ohio law contains several anti-takeover provisions that apply to corporations like Cincinnati Bell. We are subject to these provisions because there are no opt-out provisions in our amended articles of incorporation or amended regulations with respect to these provisions.

        Chapter 1704 of the Ohio General Corporation Law applies to a broad range of business combinations between an Ohio corporation and an interested shareholder. The Ohio law definition of "business combination" includes mergers, consolidations, combinations or majority share acquisitions. An "interested shareholder" is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation. Chapter 1704 of the Ohio General Corporation Law restricts corporations from engaging in business combinations with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the board of directors of the corporation have approved the business combination or the interested shareholder's acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the board of directors of the interested shareholder's acquisition of shares of the corporation prior to the date that the shareholder becomes an interested shareholder, approval by disinterested shareholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.

        Under Section 1701.831 of the Ohio General Corporation Law, unless the articles of incorporation provide otherwise, any control share acquisition of a corporation can be made only with the prior approval of the corporation's shareholders. A "control share acquisition" is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%; at least 33 1/3% but less than 50%; or 50% or more.

        See the Risk Factor entitled, "Anti-takeover provisions of Ohio General Corporation Law, our amended articles of incorporation and our rights agreement may affect the value of the Cincinnati Bell Common Stock."

DESCRIPTION OF CINCINNATI BELL AND BRCOM INDEBTEDNESS

Credit Facilities

  General

        In November 1999, we obtained credit facilities of $1.8 billion from a group of lending institutions. The credit facilities were increased to $2.1 billion in January 2000 and again to $2.3 billion in June 2001. Total availability under the credit facilities decreased to $1.825 billion as of December 31, 2002, following a $335 million prepayment of the outstanding term debt facilities in the first quarter of 2002 (resulting from the sale of substantially all of the assets of Cincinnati Bell Directory), $5 million in scheduled repayments of the term debt facilities and $135 million in scheduled amortization of the revolving credit facility. On March 26, 2003, we permanently prepaid $220 million in borrowings under our term and revolving credit facilities and made a $90 million payment under our revolving credit facility with the net cash proceeds from the Goldman mezzanine financing and amended certain terms of our credit facilities.

        As of March 31, 2003, the credit facilities consisted of $644 million in revolving credit maturing on March 1, 2006, and having four equal quarterly scheduled commitment reductions during 2005 in an aggregate amount equal to $200 million, $516 million in term loans from banking institutions, maturing in various amounts during 2003 and 2004, and $444 million in term loans from nonbanking institutions, maturing in various amounts between 2003 and 2007.

  Use of Credit Facilities

        At March 31, 2003, Cincinnati Bell had drawn approximately $1,322 million from the credit facilities' capacity of $1,604 million, and had outstanding letters of credit totaling $13.1 million, leaving $268.9 million in additional borrowing capacity under the facilities. The credit facilities borrowings have been used by Cincinnati Bell to refinance its debt and debt assumed as part of the merger with IXC in November 1999 and to fund its capital expenditure program and other working capital needs.

        Prior to December 2001, BRCOM relied solely on advances from Cincinnati Bell for funding of its operations and capital program in excess of cash provided by its operating activities. In December 2001, BRCOM's subsidiary BCSI Inc. began borrowing funds directly from the credit facilities. As of March 31, 2003, BCSI Inc. had $223 million of borrowings under our credit facilities. Under the amended terms of our credit facilities, BRCOM and its subsidiaries will no longer be able to borrow from the credit facilities.

  Interest Rates

        Borrowings under the credit facilities bear interest, at our election, at either (i) LIBOR plus 425 basis points in the case of the revolving credit facility or 375 basis points in the case of the term facilities or (ii) the base rate (as defined below) plus 325 basis points in the case of the revolving credit facility or 275 basis points in the case of the term facilities. The "base rate" is equal to the higher of the base rate at Citibank, N.A. and the Federal Funds Rate plus one-half of one percent.

  Maturity and Amortization

        As of March 31, 2003, loans under the term loan A facility mature on November 9, 2004, and amortize under a schedule providing for quarterly installments in aggregate annual amounts of $258 million and $258 million in 2003 and 2004, respectively. As of March 31, 2003, loans under the term loan B facility mature on December 30, 2006 and amortize under a schedule providing for quarterly installments in aggregate annual principal amounts of $3.1 million, $3.1 million, $3.1 million and $298.5 million in 2003, 2004, 2005 and 2006, respectively. As of March 31, 2003, loans under the term loan C facility mature on June 29, 2007 and amortize under a schedule providing for quarterly installments in aggregate annual principal amounts of $1.4 million, $1.4 million, $1.4 million, $67.0 million and $66.3 million in 2003, 2004, 2005, 2006 and 2007, respectively. As of March 31, 2003, the revolving credit facility matures on March 1, 2006, and amortizes under a schedule providing for four equal quarterly reductions of $50 million each in 2005 in an aggregate amount equal to $200 million.

  Fees

        We have paid or will pay certain commitment fees to the lenders on the undrawn portions of their commitments at rates payable quarterly ranging from 37.5 basis point to 75 basis point of the unused amount of borrowings of the revolving credit facility. In 2002, these commitment fees amounted to approximately $1 million. In the first quarter of 2003, these commitment fees were immaterial.

        We have also paid and will pay letter of credit fees on the available amount under all outstanding letters of credit, a commission to each bank of 0.25% per annum based on its letter of credit commitment and customary fees for the issuance of letters of credit. These fees are paid quarterly and in 2002, amounted to approximately $0.2 million.

        In connection with the March 26, 2003 amendment of the terms of our credit facilities, we agreed to pay an amendment fee in an amount equal to 75 basis points for the revolving credit facility and 37.5 basis points for each of the term loan A, B, and C credit facilities.

  Prepayments

        Subject to certain limited exceptions, borrowings under the credit facilities are required to be pre-paid:

  (1)
  in an amount equal to 75% of excess cash flow for each fiscal year commencing with the fiscal year ended December 31, 2003;

  (2)
  in an amount equal to 100% of net cash proceeds of certain sales, leases, transfers or other dispositions of assets by us or our subsidiaries subject to reinvestment rights in certain cases;

  (3)
  in an amount equal to 100% of net cash proceeds from the issuance of certain debt obligations by us or any Subsidiary Guarantor (as defined in the credit facilities); and

  (4)
  in an amount equal to 50% of the net cash proceeds from issuances of Cincinnati Bell Common Stock or our preferred stock to the extent such net cash proceeds exceed $50 million.

        Voluntary prepayments of borrowings under the credit facilities and voluntary reductions of the unutilized parts of the credit facilities commitments are, subject to proper notice, permitted at any time.

  Guarantees

        We and our subsidiaries (other than Cincinnati Bell Telephone and certain Cincinnati Bell Wireless subsidiaries), guarantee borrowings made by us and BCSI Inc. under the credit facilities. BRCOM and its subsidiaries (other than our Mutual Signal subsidiaries) guarantee borrowings by BCSI Inc., but not borrowings by Cincinnati Bell, under the credit facilities.

  Security

        Our obligations under the financing documents governing the credit facilities are secured by perfected first priority pledges and security interests in the following:

  (1)
  substantially all of the equity interests of our subsidiaries (other than Cincinnati Bell Wireless LLC and our Mutual Signal subsidiaries); and

  (2)
  substantially all of our and each of our subsidiaries (other than Cincinnati Bell Telephone, certain Cincinnati Bell Wireless subsidiaries and our Mutual Signal subsidiaries), other tangible and intangible assets, including, without limitation, real property and fixtures, accounts receivable, inventory, contract rights, equipment, intellectual property, general intangibles, investment property and proceeds of the foregoing; provided that the assets of BRCOM and its subsidiaries only secure borrowings by BCSI Inc., but not borrowings by Cincinnati Bell, under the credit facilities.

  Covenants

        The financing documents governing the credit facilities contain financial covenants that require us to maintain certain debt to EBITDA, senior secured debt to EBITDA and interest coverage ratios, as well as limit us to certain maximum capital expenditures. The credit facilities also contain restrictive covenants that, among other things, limit our ability to incur additional debt or liens; pay dividends; repurchase Cincinnati Bell Common Stock; sell, lease, transfer or dispose of assets; and make investments and merge with another company. As of March 31, 2003, we were in compliance with all of the covenants of the credit facilities.

  Events of Default

        The credit facilities provide for events of default customary to facilities of this type, including non-payment of principal, interest or other amounts; incorrectness of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration; certain events of bankruptcy or insolvency; certain material judgments; invalidity of any loan or security document; change of control and certain ERISA events.

        Our credit facilities provide that a bankruptcy or insolvency of BRCOM or any of its subsidiaries, a judgment against BRCOM or any of its subsidiaries and breaches by BRCOM or any of its subsidiaries of the negative covenants would not constitute an event of default with respect to Cincinnati Bell. These terms continue to allow remedies to be exercised against BRCOM and are treated as BRCOM events of default but not events of default of Cincinnati Bell.

  BRCOM Arrangements

        Pursuant to the amendment we obtained in March 2003, future net cash investments or other cash infusions in BRCOM and its subsidiaries after October 1, 2002, will be limited (subject to certain exceptions) to an aggregate amount not to exceed the sum of (a) $118 million plus (b) the aggregate amount of net cash dividends and distributions paid by BRCOM and its subsidiaries to us after October 1, 2002 and plus or minus (c) the net position of BRCOM and its subsidiaries under our centralized cash management system. Also, corporate separateness covenants require us to maintain legal and operational separation between BRCOM and its subsidiaries, on one hand, and Cincinnati Bell and its other subsidiaries, on the other hand.

Cincinnati Bell

16% Senior Subordinated Discount Notes due 2009

        On March 26, 2003, we received $350 million of gross cash proceeds from the issuance of 16% Senior Subordinated Discount Notes Due 2009 (the "16% Notes") as part of the mezzanine financing transaction led by Goldman Sachs & Co. (the "Goldman mezzanine financing"). Interest on the 16% Notes will be payable on each June 30 and December 31 of 2003 through 2006 and then on each of June 30, 2007, January 20, 2008 and on the maturity date on January 20, 2009. Of the 16% interest, 12% is paid in cash and 4% is accreted on the aggregate principal amount. The 16% Notes may be redeemed at our option, in whole or in part, at the redemption prices (expressed as a percentage of the accreted value of the 16% Notes being prepaid as of the redemption date) set forth below, plus accrued and unpaid interest to the date of redemption, during the twelve-month period beginning on March 26, 2006:

Period	Redemption Price
March 26, 2006 to March 25, 2007	108%
March 26, 2007 to March 25, 2008	106%
March 26, 2008 to January 19, 2009	104%

        In addition, purchasers of the 16% Notes received 17.5 million warrants, subject to antidilution provisions, each to purchase one share of Cincinnati Bell Common Stock at $3.00 per share.

        If we default in the payment of the principal of, interest on, or other amounts payable in respect of its other indebtedness in the aggregate principal amount of $20 million or more and such default permits the holder thereof to declare such indebtedness immediately due and payable, the holders of at least 25% of the aggregate principal amount at maturity of the 16% Notes may declare the principal thereunder immediately due and payable. Certain other customary events of default include payment defaults, failure to observe or perform the affirmative and negative covenants, including those relating to the restrictions on our dealings with BRCOM, material breaches of representations and warranties, judgments for payments exceeding $30 million in the aggregate and voluntary and involuntary bankruptcy proceedings. Certain of the events of default fall away or become less restrictive upon either the 16% Notes being widely distributed or Cincinnati Bell attaining specified credit ratings.

        Upon the occurrence of a change of control, we are required to repurchase the 16% Notes at a purchase price equal to 101% of the accreted value thereof, plus accrued and unpaid interest to the date of repurchase.

        The indenture governing the 16% Notes also restricts our ability to make investments or other cash infusions in BRCOM and its subsidiaries. Specifically, we may not, among other things:

  (1)
  make any restricted payments to,

  (2)
  issue capital stock to,

  (3)
  make any investment in (including guaranteeing obligations or purchasing assets for BRCOM or making any payments in respect of operating expenses or net operating losses of BRCOM), or

  (4)
  allow any tax reimbursement for the benefit of,

BRCOM beyond an aggregate amount of $118 million (plus net cash dividends or net cash distributions made by BRCOM to us) after October 1, 2002. As of May 31, 2003, we had the ability to invest or otherwise provide an additional $30.7 million in BRCOM. This restriction does not apply to:

  •
  certain permitted obligations, as defined under the terms of our credit facilities;

  •
  any customary non-cash transition arrangements or other related services provided for the benefit of a buyer in connection with a disposition of any properties or assets of BRCOM or its subsidiaries;

  •
  the accrual and capitalization of interest on intercompany notes issued by BRCOM and its subsidiaries to us;

  •
  the issuance of capital stock and a limited amount of cash pursuant to the exchange offer and the BRCOM debt exchange offer;

  •
  guarantees by us of certain BRCOM borrowings under the credit facilities;

  •
  liens on our assets securing certain BRCOM borrowings under the credit facilities;

  •
  scheduled principal and interest payments made or guaranteed by us in respect of certain BRCOM borrowings under the credit facilities, scheduled interest payments with respect to the BRCOM 9% Notes and the 12 1/2% Notes and the redemption of the 12 1/2% Notes at the applicable redemption premium;

  •
  payments made by us under the guarantee of certain BRCOM borrowings under the credit facilities;

  •
  non-cash payments made in the form of reductions in the principal amount of any intercompany notes issued by BRCOM to us in respect of net operating losses of BRCOM used by us or other investments in the form of reductions of any intercompany notes; and

  •
  payments by BRCOM of non-cash management fees to us of up to $2 million per quarter.

The indenture also imposes several affirmative covenants on Cincinnati Bell to maintain corporate and financial separateness from BRCOM. These affirmative covenants are intended to reduce the likelihood that in a Chapter 11 bankruptcy proceeding in which either Cincinnati Bell or BRCOM is the debtor, a court would disregard the corporate separation between Cincinnati Bell or BRCOM and cause the substantive consolidation of the assets of the two companies.

        The indenture governing the 16% Notes contains certain customary covenants for notes of this type, including, without limitation, with respect to Cincinnati Bell and its subsidiaries (excluding BRCOM and its subsidiaries), limitations on dividends and other restricted payments, dividend and other payment restrictions affecting its subsidiaries, indebtedness, asset dispositions, transactions with affiliates, liens, issuances and sales of capital stock of subsidiaries, issuances of senior subordinated debt, restrictions on dealing with BRCOM and its subsidiaries, and mergers and consolidations. Certain of these covenants fall away or become less restrictive when either of the following events occur:

  (1)
  the initial purchasers no longer hold more than 50% of the 16% Notes and we believe the number of beneficial holders exceeds 25; or

  (2)
  we receive a senior implied debt rating of at least BB+ from S&P and Ba1 from Moody's and senior subordinated debt rating of at least BB- from S&P and Ba3 from Moody's.

        So long as the Goldman Sachs-affiliated purchasers own 25% of the aggregate principal amount at maturity of the 16% Notes originally acquired by them, GS Mezzanine Partners II, L.P. will be entitled to designate a non-voting observer to attend and participate in (but not vote at) all meetings of the board of directors of Cincinnati Bell.

7 1/4% Senior Notes due 2013

        On July 11, 2003, we issued $500 million aggregate principal amount of 7 1/4% Senior Notes due 2013. Interest on the 7 1/4% Senior Notes will be payable semiannually in cash in arrears on each Janurary 15 and July 15, commencing on January 15, 2004. The 7 1/4% Senior Notes will be guaranteed on a senior unsecured basis by each of Cincinnati Bell's current and future subsidiaries that is a guarantor of Cincinnati Bell's borrowings under the credit facilities. The 7 1/4% Senior Notes may be redeemed at our option, in whole or in part, at any time on or after July 15, 2008 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and additional interest thereon, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Year	Redemption Price
2008	103.625%
2009	102.417%
2010	101.208%
2011 and thereafter	100.000%

        Prior to July 15, 2006, we may, on one or more occasions, also redeem up to a maximum of 35% of the aggregate principal amount of the 7 1/4% Senior Notes with the net cash proceeds of one or more equity offerings by us, at a redemption price equal to 107.250% of the principal amount thereof, plus accrued and unpaid interest and additional interest thereon, if any, to the redemption date; provided, however, that after giving effect to any such redemption:

  (1)
  at least 65% of the original aggregate principal amount of the 7 1/4% Senior Notes remains outstanding; and

  (2)
  any such redemption by us must be made within 60 days of such equity offering and must be made in accordance with certain procedures set forth in the 7 1/4% Senior Notes indenture.

        If we experience specific kinds of changes in control, holders of the 7 1/4% Senior Notes will have the right to require us to purchase their 7 1/4% Senior Notes, in whole or in part, at a price equal to 101% of the principal amount, together with any accrued and unpaid interest to the date of such purchase.

        The indenture governing the 7 1/4% Senior Notes contains certain covenants that will limit, among other things, our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  make investments;

  •
  enter into transactions with affiliates;

  •
  sell assets;

  •
  declare or pay dividends or other distributions to shareholders;

  •
  repurchase equity interests;

  •
  redeem debt that is junior in right of payment to the 7 1/4% Senior Notes;

  •
  enter into agreements that restrict dividends or other payments from subsidiaries;

  •
  issue or sell capital stock of certain of our subsidiaries; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

        The 7 1/4% Senior Notes indenture also contains other restrictive covenants, including provisions that restrict our ability to make future investments or other cash infusions in BRCOM and its subsidiaries and impose legal and operational separations between BRCOM and its subsidiaries, on one hand, and us and any of our other subsidiaries, on the other hand; provided that such covenants may be amended without the consent of the holders to the extent the equivalent covenants contained in the 16% Notes are amended.

Convertible Subordinated Notes

        In July 1999, we entered into an agreement with Oak Hill Capital Partners, L.P. pursuant to which Oak Hill Partners agreed to purchase $400 million of our 6 3/4% Convertible Subordinated Notes Due 2009. On March 26, 2003, we entered into a supplemental indenture with The Bank of New York, as Trustee and, with the consent of the holders of the Convertible Subordinated Notes, amended certain terms governing the Convertible Subordinated Notes.

        Prior to July 21, 2004, cash interest will not accrue or be payable on the Convertible Subordinated Notes, but the Convertible Subordinated Notes will accrete on a daily basis, compounded semi-annually on January 21 and July 21 of each year, at the rate of 6 3/4% per annum of the accreted value from July 21, 1999 through March 26, 2003, at the rate of 9.00% per annum of the accreted value from March 27, 2003 through July 21, 2004 and at the rate of 2.25% per annum of the accreted value from July 21, 2004 through July 21, 2009. Beginning on July 21, 2004, we will pay cash interest at the rate of 6 3/4% on $1,393.65 for each $1,000 of original issue price of the Convertible Subordinated Notes semi-annually on January 21 and July 21 of each year, commencing on January 21, 2005. In addition, beginning on July 21, 2004, we will have the option to elect to pay cash interest semi-annually on January 21 and July 21 of each year in lieu of the 2.25% accretion.

        For the fiscal year ended December 31, 2002 and the quarter ended March 31, 2003, we recorded noncash interest expense of approximately $32.3 million and $8.5 million, respectively, related to the Convertible Subordinated Notes.

        At the option of the holder, the Convertible Subordinated Notes are convertible into Cincinnati Bell Common Stock at an initial conversion price of $29.89 per common share, subject to customary antidilution provisions. We may redeem all of the Convertible Subordinated Notes, or any portion of the Convertible Subordinated Notes in minimum multiples of $100,000,000 of original issue price, at any time on or after July 21, 2005, at the following redemption prices (expressed in percentages of the full accreted value of the Convertible Subordinated Notes on the redemption date), plus accrued and unpaid interest to the date of redemption:

Period	Redemption Prices
From July 21, 2005 through July 20, 2006	104.500%
From July 21, 2006 through July 20, 2007	102.250%
From July 21, 2007 through July 20, 2008	101.125%
July 21, 2008 and thereafter	100.000%

        If a change of control occurs before July 21, 2004 in which all or a portion of the consideration received by our shareholders is in cash, then the holder of each Convertible Subordinated Note may elect to receive an amount equal to the product of (i) the ratio (expressed as a percentage) of cash to total consideration received by our shareholders and (ii) the difference between the full accreted value of such Convertible Subordinated Notes and the accreted value of such note on the date the change of control occurs (the "full cash payment"). Upon the occurrence of a change of control, we are required to offer to repurchase the Convertible Subordinated Notes at a cash price equal to the greater of (i) the sum of 101% of the accreted value of the Convertible Subordinated Notes and the full cash payment and (ii) the fair market value of the Convertible Subordinated Notes as if they had been converted into Cincinnati Bell Common Stock immediately prior to the change of control, in each case plus any accrued and unpaid cash interest thereon to the date of repurchase. The supplemental indenture provides that neither the sale of our broadband business nor any other sale of the operating assets of BRCOM or its subsidiaries would constitute a change of control. The supplemental indenture also amended the definition of change of control by increasing the ownership threshold deemed to be a change of control from 20% of the outstanding shares to 45% of the outstanding shares.

        On March 26, 2003, we entered into a supplemental indenture to provide that the commencement of or consent to any involuntary or voluntary bankruptcy proceeding with respect to BRCOM or any of its subsidiaries would not constitute an event of default under the Convertible Subordinated Notes.

        If we default in the observance or performance of any agreement relating to senior indebtedness in an amount in excess of $250 million, the effect of which has resulted in an acceleration of such senior indebtedness, then the holders of 25% of the aggregate accreted value of the Convertible Subordinated Notes may declare the accreted value of the Convertible Subordinated Notes immediately due and payable.

        The supplemental indenture contains covenants restricting our and our restricted subsidiaries' ability to incur debt and issue preferred stock and to consummate asset dispositions.

        So long as Oak Hill Capital Partners, L.P., OHCP Ocean I, LLC, OHCP Ocean III, LLC, OHCP Ocean IV, LLC, OHCP Ocean V LLC, Oak Hill Securities Fund, L.P. and Oak Hill Securities Fund II, L.P. hold in the aggregate at least two-thirds of the Convertible Subordinated Notes issued, they shall be entitled to designate one director to our board of directors.

7 1/4% Notes due 2023

        In July 1993, we issued $50.0 million in aggregate principal amount of 7 1/4% Notes due 2023. The indenture related to these 7 1/4% Notes does not subject us to restrictive financial covenants. However, the 7 1/4% Notes do contain a covenant that provides that if we incur certain liens on our property or assets, we must secure the outstanding 7 1/4% Notes equally and ratably with the indebtedness or obligations secured by such liens. The 7 1/4% Notes are secured with our assets by virtue of the lien granted under our credit facilities.

        As of March 31, 2003, $49.6 million in aggregate principal amount of the 7 1/4% Notes ($50 million face amount, net of unamortized discount of $0.4 million) remains outstanding. Interest on the 7 1/4% Notes is payable semi-annually on June 15 and December 15. The 7 1/4% Notes may not be redeemed by us prior to maturity. The indenture governing the 7 1/4% Notes contains a covenant that provides that if we incur certain liens on our property or assets, we must secure the outstanding bonds equally and ratably with the indebtedness or obligations secured by such liens.

        If we or our subsidiary, Cincinnati Bell Telephone, default in the payment of the principal of, interest on, or other amounts payable in respect of or fail to perform or comply with any of our other agreements in respect of, and of our other indebtedness instruments in the aggregate principal amount of $20 million or more and such default or failure permits the holder thereof to declare such indebtedness immediately due and payable, then the holders of at least 25% of the aggregate principal amount of the 7 1/4% Notes may declare the principal of the 7 1/4% Notes immediately due and payable.

Cincinnati Bell Telephone—6.30% Unsecured Senior Debentures due 2028

        In November 1998, Cincinnati Bell Telephone issued $150 million in aggregate principal amount of 6.30% unsecured senior debentures due 2028. Interest on the 6.30% Debentures is payable semi-annually on June 1 and December 1 of each year. The 6.30% Debentures are redeemable, as a whole or in part, at the option of Cincinnati Bell Telephone, at any time or from time to time, at the redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 20 basis points.

        If we or Cincinnati Bell Telephone default in the payment of the principal of, interest on, or other amounts payable in respect of, or fail to perform or comply with any of our other agreements in respect of, any of our other indebtedness in the aggregate principal amount of $20 million or more and such default or failure permits the holder thereof to declare such indebtedness immediately due and payable, the holders of at least 25% of the aggregate principal amount of the 6.30% Debentures may declare the principal of the 6.30% Debentures immediately due and payable.

        The 6.30% Debentures also contain a covenant that provides that if Cincinnati Bell Telephone incurs certain liens on its property or assets, Cincinnati Bell Telephone must secure the relevant debt securities equally and ratably with the indebtedness or obligations secured by such liens. The Cincinnati Bell Telephone indenture also limits certain sales of assets.

Cincinnati Bell Telephone—Guaranteed Medium Term Notes

        At March 31, 2003, Cincinnati Bell Telephone had $120.0 million in corporate notes outstanding that are guaranteed by us. These notes, which are not guaranteed by other subsidiaries of ours, have original maturities of 30 to 40 years and mature at various intervals between 2003 and 2028. In August 2002, $20 million of the Cincinnati Bell Telephone notes matured and were retired by us. As of March 31, 2003, $99.5 million ($100 million face amount, net of unamortized discount of $0.5 million) was considered long-term indebtedness and $20 million due December 30, 2003 was classified as short term debt. Interest rates on this indebtedness range from 6.24% to 7.27%. These notes also contain a covenant that provides that if Cincinnati Bell Telephone incurs certain liens on its property or assets, it must secure the outstanding notes equally and ratably with the indebtedness or obligations secured by such liens.

        If we or Cincinnati Bell Telephone default in the payment of the principal of, interest on, or other amounts payable in respect of, or fail to perform or comply with any of our other agreements in respect of, any of our other indebtedness in the aggregate principal amount of $20 million or more and such default or failure permits the holder thereof to declare such indebtedness immediately due and payable, the holders of at least 25% of the aggregate principal amount of each medium term note may declare the principal of that medium term note immediately due and payable.

BRCOM

12 1/2% Senior Notes due 2005

        On June 16, 2003, we permanently retired the $0.8 million aggregate principal amount outstanding of 12 1/2% Senior Notes due 2005.

12 1/2% Junior Exchangeable Preferred Stock

        We are currently offering to exchange 14,148,518 shares of Cincinnati Bell Common Stock for the 395,210 outstanding shares of the BRCOM 12 1/2% Junior Exchangeable Preferred Stock in the BRCOM preferred exchange offer. See "Background of the Exchange Offer and Consent Solicitation—The Restructuring Plan and Recent Developments—BRCOM preferred exchange offer" for more details.

        The BRCOM Preferred Stock is mandatorily redeemable on August 15, 2009 at a price equal to its liquidation preference of $1,000 per share, plus accrued, undeclared and unpaid dividends, which amounted to $426.1 million at December 31, 2002, including accrued dividends of $30.9 million. Dividends on the BRCOM Preferred Stock are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. Through November 15, 1999, dividends on the BRCOM Preferred Stock were being effected through additional shares of BRCOM Preferred Stock. On November 16, 1999, BRCOM converted to a cash pay option for these dividends. Recently, BRCOM deferred the payment of the quarterly dividends due August 15, 2002, November 15, 2002, February 15, 2003 and May 15, 2003. On or after August 15, 2002, each shares of the BRCOM Preferred Stock may be redeemed at any time, in whole or in part, at BRCOM's option, at the redemption prices set forth below, plus, without duplication, an amount in cash equal to all accrued, undeclared and unpaid dividends to the date fixed for redemption (including an amount in cash equal to a prorated dividend for the period from the dividend payment date immediately prior to the redemption date) if redeemed during the 12-month period beginning August 15 of each of the years set forth below:

Period	Redemption Prices
2003	105.000%
2004	103.750%
2005	102.500%
2006	101.250%
2007 and thereafter	100.000%

LEGAL MATTERS

        Frost Brown Todd LLC, special counsel to Cincinnati Bell, will pass on the validity of the Cincinnati Bell Common Stock to be issued to holders of BRCOM 9% Notes in the exchange offer and consent solicitation. Cincinnati Bell is also represented by Cravath, Swaine & Moore LLP, New York, New York and by Richards, Layton & Finger, P.A., Wilmington, Delaware. The dealer manager and solicitation agent is represented by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

EXPERTS

        The financial statements incorporated in the registration statement, of which this prospectus and solicitation statement are a part, by reference to the Annual Report of Cincinnati Bell Inc. (f/k/a Broadwing Inc.) on Form 10-K for the year ended December 31, 2002, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements incorporated in the registration statement, of which this prospectus and solicitation statement are a part, by reference to the Annual Report of BRCOM Inc. (f/k/a Broadwing Communications Inc.) on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the BRCOM's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Cincinnati Bell and BRCOM file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy these reports and other information filed by Cincinnati Bell and BRCOM at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Cincinnati Bell and BRCOM, who file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) system. The address of this site is http://www.sec.gov.

        You may also inspect reports, proxy statements and other information about Cincinnati Bell and BRCOM at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This prospectus and solicitation statement constitutes a part of a registration statement on Form S-4 we filed with the SEC to register the Cincinnati Bell Common Stock to be issued pursuant to the exchange offer. As allowed by SEC rules, this prospectus and solicitation statement does not contain all the information set forth in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments) in the manner described above.

        The SEC allows us to "incorporate by reference" information into this prospectus and solicitation statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and solicitation statement, except for any information superseded by information in, or incorporated by reference in, this prospectus and solicitation statement. This prospectus and solicitation statement incorporates by reference the documents set forth below that Cincinnati Bell and BRCOM have previously filed with the SEC. These documents contain important information about Cincinnati Bell and BRCOM and their financial condition.

Cincinnati Bell Inc. SEC Filings (Commission File No. 1-8519)	Period
Annual Report on Form 10-K and Amended Annual Reports on Form 10-K/A	Fiscal Year ended December 31, 2002
Proxy Statement and Amended Proxy Statment	Filed on March 31, 2003 and April 7, 2003
Quarterly Report on Form 10-Q	For the period ended March 31, 2003
Current Reports on Form 8-K
Filed on January 13, 2003, February 6, 2003, February 25, 2003, February 28, 2003, March 27, 2003, May 1, 2003, May 6, 2003, May 16, 2003, June 5, 2003, June 13, 2003, June 24, 2003, July 24, 2003 and July 29, 2003
BRCOM Inc. SEC Filings (Commission File No. 1-15307)	Period
Annual Report on Form 10-K	Fiscal Year ended December 31, 2002
Definitive Information Statement	Filed on April 30, 2003
Quarterly Report on Form 10-Q	For the period ended March 31, 2003
Current Report on Form 8-K	Filed on February 25, 2003, February 28, 2003 and June 13, 2003

        All documents filed by Cincinnati Bell and BRCOM with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and solicitation statement to the date that shares are accepted for exchange pursuant to the exchange offer (or the date that the exchange offer is terminated) shall also be deemed to be incorporated by reference into this prospectus and solicitation statement and to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus and solicitation statement, or in a document incorporated by reference, shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus and solicitation statement or in any other subsequently filed document incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and solicitation statement.

        Copies of documents incorporated by reference are available from us without charge upon request to our exchange agent, The Bank of New York, 101 Barclay Street, New York, New York 10286, telephone: (212) 815-3738. If you request any such documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

        We have not authorized anyone to give any information or make any representation about the exchange offer and consent solicitation that is different from, or in addition to, that contained in this prospectus and solicitation statement or in any of the materials that we have incorporated by reference into this prospectus and solicitation statement. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Schedule I

CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF CINCINNATI BELL

        The following table sets forth the name and present principal occupations or employment, and material occupations, positions, officers or employment for the past five years of each director and executive officer of Cincinnati Bell. Unless otherwise indicated, positions held shown in the following table are positions with Cincinnati Bell. Except as set forth below, each such person is a citizen of the United States of America. None of the persons listed below beneficially own any BRCOM 9% Notes. Also, none of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or find any violation of such laws. Except as otherwise noted, the current business address for each person listed below is c/o Cincinnati Bell Inc., 201 East Fourth Street, Cincinnati, Ohio 45202.

Directors of Cincinnati Bell

Name	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Kevin M. Mooney	Chief Executive Officer of Cincinnati Bell since September 2002; Director since September 2002; Chief Operating Officer from November 2001 to September 2002; Executive Vice President and Chief Financial Officer from September 1998 to November 2001; Senior Vice President and Chief Financial Officer of Cincinnati Bell Telephone since January 1998; Vice President and Controller of Cincinnati Bell, 1996-1998.
Phillip R. Cox Cox Financial Corporation 105 East Fourth Street Suite 600 Cincinnati, OH 45202
Chairman since 2003; Director since 1993; President and Chief Executive Officer of Cox Financial Corporation (a financial planning services company) since 1972; director of Federal Reserve Bank of Cleveland, Cinergy Corp., Touchstone Mutual Funds, and Long Stanton Manufacturing Company.
Daniel J. Meyer
Director since 1999; Chairman from September 2002 to June 2003; Retired Chairman and Chief Executive Officer of Milacron, Inc. (a manufacturer of metal working and plastics processing machinery and systems); President of Milacron, Inc. from 1998-1999; Chairman and Chief Executive Officer of Milacron, Inc. from 1999 to 2001; and Chief Executive Officer of Milacron, Inc. since 1990. Mr. Meyer is also a director for AK Steel Corporation and Hubbell Incorporated.
John F. Cassidy
Director since September 2002; Chief Executive Officer of Cincinnati Bell effective July 31, 2003; Chief Operating Officer of Cincinnati Bell since September 2002; President and Chief Operating Officer of Cincinnati Bell from May 2000; President of Cincinnati Bell Enterprises since August 1999; President of Cincinnati Bell Wireless since 1996.

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Lawrence J. Bouman
Director since 2001; Consultant since 1999; Executive Vice President-Product Development of Qwest Communications International Inc. From 1998-1999; Chief Technology Officer of LCI International, Inc. from 1995-1998. Mr. Bouman is also a director of Metasolv Software Inc.
J. Taylor Crandall Oak Hill Capital Management, Inc. 2775 Sand Hill Road, Suite 220 Menlo Park, CA 94025
Director since 1999; Managing Partner of Oak Hill Capital Management, Inc. and Chief Operating Officer of Keystone. Mr. Crandall is also a director of the American Skiing Company, Interstate Hotels Corporation, U.S. Oncology Inc. and Monstar Hospitality Corporation. He serves on the Board of Advisors of Oak Hill Capital Partners and Oak Hill Strategic Partners, L.P. Mr. Crandall is a member of Investment Committees of Insurance Partners, L.P. and Brazos Fund, L.P.; and a member of the Advisory Committees of Boston Ventures Limited Partnership V and B-K Capital Partners, L.P.
Karen M. Hoguet Federated Department Stores, Inc. 7 West Seventh Street Cincinnati, OH 45202
Director since 1999; Chief Financial Officer and Senior Vice President of Federated Department Stores, Inc. (owner and operator of retail department stores); Senior Vice President of Federated Department Stores, Inc. since 1991; Treasurer of Federated Department Stores, Inc. from 1992-1999; and Chief Financial Officer of Federated Department Stores, Inc. since 1997.
Carl Redfield Cisco Systems, Inc. 170 W. Tasman Drive, Bldg. A San Jose, CA 95134
Director since 2000; Senior Vice President of Worldwide Manufacturing/Logistics, Cisco Systems, Inc. since 1997; Vice President, Manufacturing/Logistics of Cisco Systems, nc. 1993-1999. Mr. Redfield is also a director of VA Software Corporation.
David B. Sharrock
Director since 1987; consultant since 1994; Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc. (a researcher, manufacturer and seller of pharmaceutical products) from 1989-1993; President and Chief Operating Officer of Merrell Dow Pharmaceuticals Inc. from 1988-1989. Mr. Sharrock is also a director of Interneuron Pharmaceuticals Inc., Incara Pharmaceutical, Inc., Praecis Pharmaceutical, Inc. and MGI Pharma, Inc.
John M. Zrno
Director since 1999; retired; President and Chief Executive Officer of IXC Communications, Inc. from June 1999-November 1999; President and Chief Executive Officer of ALC Communications Corporation from 1988-1995 Mr. Zrno is also a director of BullsEye Telecom.

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Executive Officers of Cincinnati Bell

Name	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Kevin M. Mooney	See " — Directors of Cincinnati Bell."
John F. Cassidy	See " — Directors of Cincinnati Bell."
Thomas Schilling
Chief Financial Officer since July 2002; Senior Vice President of Finance and Administration from 1999 to 2002; Chief Financial Officer of AutoTrader.com from 1998 to 1999; Managing Director of MCI Systemhouse from 1997 to 1998.
Jeffrey C. Smith
Chief Human Resources Officer since November 2001; General Counsel and Corporate Secretary since February 2001; Chief Legal/Administrative Officer since November 1999; Senior Vice President of IXC Communications, Inc. from September 1997 until November 1999; Vice President, General Counsel and Secretary of IXC Communications, Inc. from January 1997 until September 1997.
Mary E. McCann
Senior Vice President of Internal Controls since July 2002; Senior Vice President, Corporate Finance from December 2001 to July 2002; Vice President, Controller from February 1999 to December 2001; Director of Financial Planning of Cincinnati Bell Telephone from April 1998 to February 1999; Manager of Financial Reporting and Analysis of Cincinnati Bell Telephone from August 1996 to April 1998.
Michael W. Callaghan	Senior Vice President, Corporate Development since March 1999; Vice President, Corporate Development of Convergys Corporation, 1998 to 1999; Vice President, Corporate Development from 1994 to 1998.

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Schedule II

CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF BRCOM

        The following table sets forth the name and the present principal occupations or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of BRCOM. Unless otherwise indicated, positions held shown in the following table are positions with BRCOM. Except as set forth below, each such person is a citizen of the United States of America. None of the persons listed below beneficially own any BRCOM 9% Notes. Also, none of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as other wise noted, the current business address for each person listed below is c/o BRCOM Inc., 201 East Fourth Street, Cincinnati, Ohio 45202.

Sole Director of BRCOM

Name	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Thomas L. Schilling	Chief Financial Officer and Director of BRCOM since July 2002. See "Schedule I: Certain Information Concerning the Directors and Executive Officers of Cincinnati Bell —Executive Officers of Cincinnati Bell."

Executive Officers of BRCOM

Name	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Kevin M. Mooney	See "Schedule I: Certain Information Concerning the Directors and Executive Officers of Cincinnati Bell—Directors of Cincinnati Bell."
John F. Cassidy	See "Schedule I: Certain Information Concerning the Directors and Executive Officers of Cincinnati Bell—Directors of Cincinnati Bell."
Thomas L. Schilling	See "— Sole Director of BRCOM."
Mary E. McCann	See "Schedule I: Certain Information Concerning the Directors and Executive Officers of Cincinnati Bell—Executive Officers of Cincinnati Bell."
Jeffrey C. Smith	See "Schedule I: Certain Information Concerning the Directors and Executive Officers of Cincinnati Bell—Executive Officers of Cincinnati Bell."

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ANNEX A

FORM OF SUPPLEMENTAL INDENTURE

BRCOM Inc.
(f/k/a Broadwing Communications Inc.)

9% Senior Subordinated Notes due 2008

FIRST SUPPLEMENTAL INDENTURE

Dated as of [    ], 2003

THE BANK OF NEW YORK
(f/k/a IBJ Schroder Bank & Trust Company),

as Trustee

        FIRST SUPPLEMENTAL INDENTURE dated as of [    ], 2003, by and between BRCOM Inc. (f/k/a Broadwing Communications, Inc.), a Delaware corporation (the "Company"), and The Bank of New York (f/k/a IBJ Schroder Bank & Trust Company), as trustee (the "Trustee").

        Whereas, the Company and the Trustee have entered into an Indenture dated as of April 21, 1998 (the "Indenture"), pursuant to which the Company issued its 9% Senior Subordinated Notes due 2008 (the "Securities");

        Whereas, Section 9.02 of the Indenture provides that the Company and the Trustee may amend the Indenture and the Securities with the consent of the Holders of at least a majority in principal amount of the Securities then outstanding;

        Whereas, the Board of Directors of the Company has authorized the Company to approve certain amendments to the Indenture (the "Proposed Amendments") and the Company desires to amend certain provisions of the Indenture, as set forth in Article I hereof;

        Whereas, pursuant to the prospectus and solicitation statement of Cincinnati Bell Inc., the parent of the Company ("Parent"), dated [    ], 2003, and any amendments or supplements thereto (the "Solicitation Statement"), Parent commenced an exchange offer for any and all of the outstanding Securities and solicited the consents of the Holders of the Securities to the Proposed Amendments;

        Whereas, the Holders of a majority in outstanding principal amount of the Securities have consented to the Proposed Amendments effected by this First Supplemental Indenture;

        Whereas, all things necessary to make this First Supplemental Indenture a valid agreement, in accordance with the terms of the Indenture, have been done.

        Now, Therefore, this First Supplemental Indenture witnesseth that, for and in consideration of the premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE I

Amendments to Indenture

        Section 1.01.    Amendments to Articles 4, 5, 6 and 8.    Effective upon the date (the "Expiration Date") that Parent accepts Securities for exchange pursuant to the Solicitation Statement, each of Section 4.02 (SEC Reports), Section 4.03 (Limitation on Indebtedness), Section 4.04 (Limitation on Restricted Payments), Section 4.05 (Limitation on Restrictions on Distributions from Restricted Subsidiaries), Section 4.06 (Limitation on Sales of Assets and Subsidiary Stock), Section 4.07 (Limitation on Affiliate Transactions), Section 4.08 (Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries), Section 4.09 (Change of Control) and clauses (ii), (iii) and (iv) of Section 5.01 (When Company May Merge or Transfer Assets) of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted". All references to such deleted sections are also hereby deleted in their entirety, including without limitation all references, direct or indirect, thereto in Section 6.01 (Events of Default) and Section 8.01 (Discharge of Liability on Securities; Defeasance).

ARTICLE II

MISCELLANEOUS

        Section 2.01.    Interpretation.    This First Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and said Indenture and this First Supplemental Indenture shall henceforth be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this First Supplemental Indenture will control. In case of conflict between the terms and conditions contained in the Securities and those contained in the Indenture as amended and supplemented by this First Supplemental Indenture, the provisions of the Indenture as amended and supplemented by this First Supplemental Indenture shall control.

        Section 2.02.     Confirmation.    The Indenture as amended and supplemented by this First Supplemental Indenture is in all respects confirmed and preserved and shall bind every Holder of the Securities.

        Section 2.03.    Definitions.    Capitalized terms used in this First Supplemental Indenture and not otherwise defined herein shall have the respective meanings set forth in the Indenture. Any defined terms present in the Indenture, but no longer used as a result of the amendments made by this First Supplemental Indenture shall be eliminated.

        Section 2.04.     Headings.    The headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

        Section 2.05.     Governing Law.    The laws of the State of New York shall govern this First Supplemental Indenture.

        Section 2.06.     Conflict with Trust Indenture Act.    If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provisions of the TIA that is required under the TIA to be part of and govern any provision of this First Supplemental Indenture, the provision of the TIA shall control.

        Section 2.07.     Severability.    In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        Section 2.08.     Benefits of Supplemental Indenture, etc.    Nothing in this First Supplemental Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this First Supplemental Indenture or the Securities.

        Section 2.09.     Successors.    All agreements of the Company in this First Supplemental Indenture shall bind its successors. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

        Section 2.10.     Counterparts.    This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

        Section 2.11.     Effectiveness.    The provisions of this First Supplemental Indenture will take effect immediately upon its execution and delivery by the Trustee in accordance with the provisions of Section 9.02 of the Indenture; provided that the amendments to the Indenture set forth in Section 1.01 of this First Supplemental Indenture shall become operative as specified in Section 1.01 hereof.

        Section 2.12.     Acceptance by Trustee.    The Trustee accepts the amendments to the Indenture effected by this First Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture.

        Section 2.13.     Responsibility of Trustee.    The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture.

        In Witness Whereof, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first written above.

BRCOM INC.
By:	Name: Title:
THE BANK OF NEW YORK, as Trustee
By:	Name: Title:

ANNEX B

THIS AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR
A SOLICITATION OF ANY KIND. SUCH AN OFFER OR SOLICITATION WILL BE
MADE ONLY IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS

EXCHANGE AND VOTING AGREEMENT

        EXCHANGE AND VOTING AGREEMENT, dated as of March 24, 2003, by and among Broadwing Inc., an Ohio corporation (the "Company"), and the undersigned beneficial owners of (or investment managers or advisors for accounts or funds that own) the 9% Senior Subordinated Notes due 2008 (the "Notes") of Broadwing Communications Inc., a Delaware corporation and a subsidiary of the Company ("BCI") (together with their applicable transferees, successors and assigns, each a "Noteholder" and, collectively, the "Noteholders").

        WHEREAS, the Company intends to offer to exchange (the "Exchange Offer") any and all outstanding Notes for shares of the Company's common stock, par value $0.01 per share (the "Broadwing Stock"), and concurrently with making the Exchange Offer, the Company plans to engage in a related solicitation (the "Consent Solicitation") of consents of the Noteholders to certain amendments to the Indenture (as defined below) to, among other things, eliminate all restrictive covenants therein all as contemplated by the Exchange Offer and Consent Solicitation;

        WHEREAS, the Company and the Noteholders have engaged in good faith negotiations with the objective of consummating the Exchange Offer and Consent Solicitation substantially on the terms set forth in the Term Sheet attached hereto as Annex A, as each may be amended in accordance with the terms hereof; and

        WHEREAS, the Company and the Noteholders desire that the Company conduct the Exchange Offer and the Consent Solicitation as soon as practicable all as contemplated by the Exchange Offer and Consent Solicitation.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties signatory to this Agreement hereby agrees as follows:

        1.    Definitions.    Capitalized terms used and not defined in this Agreement have the meaning ascribed to them in the Term Sheet, and the following terms shall have the following meanings:

        "Agreement" means this Exchange and Voting Agreement, including the Schedule and Annex hereto.

        "Indenture" means the Indenture dated as of April 21, 1998, between BCI (as successor to IXC Communications, Inc.) and IBJ Schroder Bank & Trust Company, pursuant to which the Notes were issued, as amended and supplemented through the date hereof.

        "Person" means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, governmental unit or other entity.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Term Sheet" means that certain Term Sheet attached hereto as Annex A which sets forth the material terms and conditions of the Exchange Offer and Consent Solicitation. The Term Sheet shall be deemed a part of this Agreement and references to the Agreement shall be deemed to include the Term Sheet.

        "Transfer" means to directly or indirectly (i) sell (through a direct sale, constructive sale or otherwise), pledge, assign, encumber, grant a proxy, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in or (ii) enter into an agreement, voting trust, commitment or other arrangement to sell (through a direct sale, constructive sale or otherwise), pledge, assign, encumber, grant a proxy, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in, or the act thereof. The term "constructive sale" means a short sale with respect to the subject security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

        2.    Agreement to Complete the Exchange Offer and Consent Solicitation.    Subject to the terms and conditions of this Agreement, the parties to this Agreement agree to use commercially reasonable efforts to complete the Exchange Offer and Consent Solicitation. The obligations of the parties hereunder are several and not joint and no party hereto shall be responsible for the failure of any other party hereto to perform its obligations hereunder.

        3.    Agreements of the Company.    (a) The Company agrees to use its commercially reasonable efforts to commence the Exchange Offer and the Consent Solicitation as promptly as practicable, to do all things reasonably necessary and appropriate in furtherance thereof, including filing any related documents with the Securities and Exchange Commission (the "Commission").

        (b)   Nothing in this Agreement shall be deemed to prevent the Company or BCI from taking, or failing to take, any action that it is obligated to take (or fail to take) in the performance of any fiduciary or similar duty which the Company or BCI owes to any other Person; it being understood and agreed that if any such action (or failure to act) results in an alteration of the terms of the Exchange Offer and Consent Solicitation not permitted by Section 6, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement shall terminate and expire.

        4.    Agreements of the Noteholders.    Subject to the terms and conditions of this Agreement:

        (a)   Each Noteholder agrees with each of the other parties to this Agreement, in connection with and conditioned upon the consummation of the Exchange Offer and Consent Solicitation and when solicited in accordance with applicable securities law, to:

          (i)    tender (or cause to be tendered) all of the Notes held by such Noteholder in exchange for shares of Broadwing Stock pursuant to and in accordance with the Exchange Offer and Consent Solicitation within 10 business days following the commencement of the Exchange Offer;

          (ii)   vote (or cause to be voted) its Notes to grant its consent pursuant to the Consent Solicitation and agree to the amendments to the Indenture; and

          (iii)  not withdraw or revoke any (or cause not to be withdrawn or revoked) of the foregoing unless and until this Agreement is terminated in accordance with its terms.

Each Noteholder acknowledges that by tendering its Notes in the Exchange Offer, it will be deemed to have delivered the consents required in the Consent Solicitation for the amendments to the Indenture.

        (b)   Each Noteholder agrees, so long as this Agreement remains in effect, not to Transfer any of the Notes held by it, in whole or in part, unless the transferee agrees in writing to be bound by the terms of this Agreement. In the event that any Noteholder Transfers any of the Notes, as a condition precedent to such Transfer, such Noteholder shall notify the Company prior to such transfer and agrees to cause the transferee to execute and deliver an acknowledgement, in form reasonably satisfactory to the Company, whereby such transferee agrees to be bound by the terms of this Agreement for so long as this Agreement shall remain in effect. Such acknowledgement shall be executed and delivered to the Company prior to the consummation of such Transfer. Any Transfer of the Notes in violation of the foregoing shall be deemed void.

        (c)   Each Noteholder agrees, so long as this Agreement remains in effect, not to commit any act that could restrict or otherwise affect its legal power, authority or right to tender or vote all of the Notes then owned of record or beneficially by it. So long as this Agreement remains in effect, such Noteholder will not enter into any voting agreement with any person or entity with respect to any of such Notes, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of such Notes, deposit any of such Notes in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting such Noteholder's legal power, authority or right to vote such Notes to grant its consent pursuant to the Consent Solicitation and agree to the amendments to the Indenture.

        (d)   Each Noteholder agrees that it will permit public disclosure, including in a press release and in the registration statement for the Exchange Offer and Consent Solicitation, of the contents of this Agreement, including, but not limited to, the commitments contained in this Section 4 and the Term Sheet.

        (e)   Each Noteholder further agrees that it will not object to, or otherwise commence or support any proceeding or material action to oppose, the Exchange Offer and Consent Solicitation and shall not take any action that (x) is materially inconsistent with its representations, warranties and agreements set forth herein or (y) would unreasonably delay the consummation of the Exchange Offer and Consent Solicitation.

        5.    Effectiveness of this Agreement.    The effectiveness of this Agreement, and the respective obligations of the parties under this Agreement, are conditioned upon the receipt by the Company of the consent and signature hereto of each of the Noteholders listed on Schedule A hereto; provided that such Noteholders hold in the aggregate not less than 80% of the aggregate outstanding principal amount of the Notes.

        6.    Amendments to the Exchange Offer and Consent Solicitation.    The Company shall not alter the material terms and conditions of the Exchange Offer and Consent Solicitation in a manner adverse to the Noteholders without the prior written consent of the Noteholders. Notwithstanding the foregoing, the Company may extend the expiration date of the Exchange Offer, if at the time of any such extension the conditions to closing set forth in the Exchange Offer shall not have been satisfied or waived as provided in this Agreement.

        7.    Termination of Agreement.    Notwithstanding anything to the contrary set forth in this Agreement unless the Exchange Offer and Consent Solicitation have been consummated as provided in this Agreement, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement shall terminate and expire upon the earliest to occur of:

          (i)    mutual written consent of the Company and each Noteholder;

          (ii)   a material alteration by the Company of the terms of the Exchange Offer and Consent Solicitation not permitted under Section 6;

          (iii)  written notice from the Company to the Noteholders of the Company's intent to terminate this Agreement upon a determination by the Board of Directors that such termination is in the best interests of the Company;

          (iv)  written notice from the Company or any Noteholder to the other parties hereto after July 15, 2003, if the closing of the Exchange Offer and Consent Solicitation has not occurred on or before such date; and

          (v)   written notice from the Company to the Noteholders, if the "First Stage Closing" referred to in the Agreement for the Purchase and Sale of Assets dated as of February 22, 2003 (the "Sale Agreement") between certain subsidiaries of BCI, as Sellers, and the Buyers party thereto shall not have been consummated by June 30, 2003 in accordance with the terms currently set forth in the Sale Agreement.

        8.    Representations and Warranties.    (a) Each of the signatories to this Agreement represents and warrants to the other signatories to this Agreement that:

          (i)    if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;

          (ii)   the execution, delivery and performance by it of this Agreement do not and shall not (A) violate any provision of law, order, rule or regulation applicable to it or any of its affiliates or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its affiliates is a party or under its certificate of incorporation, bylaws or other governing instruments;

          (iii)  the execution, delivery and performance by it of this Agreement do not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any Federal, state or other governmental authority or regulatory body, except for (A) the registration under the Securities Act of the shares of the Broadwing Stock to be issued in the Exchange Offer and such consents, approvals, authorizations, registrations or qualifications as may be required under the state securities or Blue Sky laws in connection with the issuance of those shares, (B) the filing with the Commission of a Statement on Schedule TO with respect to the Exchange Offer, including the exhibits thereto and (C) such other filings as may be necessary or required by the Commission;

          (iv)  assuming the due execution and delivery of this Agreement by each of the other parties hereto, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms; and

          (v)   it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.

        (b)   Each of the Noteholders further represents and warrants to the other signatories to this Agreement that:

          (i)    as of the date of this Agreement, such Noteholder (together with its affiliates) is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the aggregate principal amount of Notes, set forth opposite such Noteholder's name on Schedule A hereto, with the sole power and authority to vote and dispose of such Notes, and such Notes are owned free and clear of any liens, encumbrances, equities or claims;

          (ii)   as of the date of this Agreement and for so long as this Agreement remains in effect, such Noteholder has full legal power, authority and right to vote all of such Notes then of record or beneficially owned by it to grant its consent pursuant to the Consent Solicitation and agree to the amendments to the Indenture without the consent, approval of, or any other action on the part of, any other person or entity; and such Noteholder has not entered into voting agreement (other than this Agreement) with any person or entity with respect to any of such Notes, granted to any person or entity any of such Notes, deposited any such Notes in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting its legal power, authority or right to vote such Notes on any matter;

          (iii)  such Noteholder has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for such

  Noteholder to decide to tender its Notes and grant its consent pursuant to the Exchange Offer and Consent Solicitation, respectively; and

          (iv)  as of the date of this Agreement, such Noteholder is not aware of any event that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement.

        9.    No Public Announcement.    ach Noteholder agrees that it shall not make any announcement or disclosure regarding this Agreement or the transactions contemplated herein without the prior written consent of the Company.

        10.    Good Faith.    Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement.

        11.    Amendments and Modifications.    Except as otherwise expressly provided in this Agreement, this Agreement shall not be amended, changed, supplemented, waived or otherwise modified or terminated except by instrument in writing signed by each of the parties hereto.

        12.    No Waiver.    Each of the signatories to this Agreement expressly acknowledges and agrees that, except as expressly provided in this Agreement, nothing in this Agreement is intended to, or does, in any manner waive, limit, impair or restrict the ability of any party to this Agreement to protect and preserve all of its rights, remedies and interests, including, without limitation, with respect to its claims against and interests in BCI.

        13.    Stop Transfer Restriction.    In furtherance of this Agreement, each of the Noteholders shall, and hereby does, authorize the Company's counsel to notify BCI's transfer agent that a stop transfer restriction has been imposed with respect to all of the Notes owned by such Noteholder (and that this Agreement places limits on the voting and transfer of such Notes). Notwithstanding the foregoing sentence, if such a stop transfer is imposed and this Agreement is terminated, the Noteholders shall, and do hereby, authorize the Company's counsel to notify BCI's transfer agent that the stop transfer is terminated and the Company shall (and shall cause BCI to) provide any and all notices or instructions to reflect such termination.

        14.    Further Assurances.    Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement and the Exchange Offer and Consent Solicitation.

        15.    Complete Agreement.    This Agreement, including the Schedule and Annex hereto, constitutes the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

        16.    Notices.    All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid, (c) transmitted by overnight courier, or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

        Broadwing Inc.
        201 East Fourth Street
        Cincinnati, OH 45202
        Attention: Thomas W. Bosse, Esq.
        Facsimile: (513) 397-9557
        Telephone: (513) 397-9900

        with a copy to:
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019
        Facsimile: (212) 474-3700
        Telephone: (212) 474-1000
        Attention: William V. Fogg, Esq.
                                and Robert Townsend, Esq.

if to a Noteholder, to the address set forth on the signature pages to this Agreement.

Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.

        17.    Governing Law.    This Agreement shall be governed in all respects by the laws of the State of New York.

        18.    Jurisdiction; Waiver of Jury Trial.    By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in a federal or state court of competent jurisdiction in the State of New York in the Borough of Manhattan. By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably accepts and submits itself to the jurisdiction of a court of competent jurisdiction in the State of New York, as applicable under the preceding sentence, with respect to any such action, suit or proceeding.

        Each of the signatories to this Agreement waives its right to trial by jury in any suit, action or proceeding with respect to this Agreement and the transactions contemplated hereby.

        19.    Consent to Service of Process.    Each of the signatories to this Agreement irrevocably consents to service of process by mail at the address listed with the signature of each such party on the signature pages to this Agreement. Each of the signatories to this Agreement agrees that its submission to jurisdiction and consent to service of process by mail is made for the express benefit of each of the other signatories to this Agreement.

        20.    Specific Performance.    It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, rescissionary or other equitable relief as remedy for any such breach.

        21.    Headings.    The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

        22.    Successors and Assigns.    This Agreement is intended to bind and inure to the benefit of the signatories to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives. The agreements, representations and obligations of the undersigned parties under this Agreement are, in all respects, several and not joint.

        23.    Additional Notes.    If, after the date hereof, a Noteholder acquires beneficial or record ownership of any additional Notes for itself or any account or fund managed by such Noteholder (any such Notes, "Additional Notes"), such Noteholder shall notify the Company of such acquisition and the provisions of this Agreement shall be applicable to such Additional Notes as if such Additional Notes had been Notes owned by such Noteholder as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Notes without action by any person or entity immediately upon the acquisition by such Noteholder of beneficial or record ownership of such Additional Notes.

        24.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be as effective as delivery of a manually executed counterpart.

        25.    No Third-Party Beneficiaries.    This Agreement shall be solely for the benefit of the signatories to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof.

        26.    Severability.    Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

        27.    Consideration.    It is hereby acknowledged by each of the signatories to this Agreement that no consideration (other than the obligations of the other parties under this Agreement) has been paid or shall be due or paid to the parties for their agreement to support the Exchange Offer and Consent Solicitation in accordance with the terms and conditions of this Agreement, other than the Company's agreement to use commercially reasonable efforts to obtain approval of confirmation of the Exchange Offer and Consent Solicitation in accordance with the terms and conditions of this Agreement.

        28.    Mutual Release.    (a) In consideration of the agreements set forth herein and subject to paragraph (b) below (including that the releases provided for in this Section 28 are effective only upon the consummation of the Exchange Offer and Consent Solicitation), each of the signatories hereto hereby unconditionally releases, and forever discharges and acquits, each of the other signatories hereto, their parents, subsidiaries and affiliates and their respective directors, officers, executives, employees, attorneys, advisors, representatives and shareholders (the "Released Persons"), from all, and all manner of, actions, suits, debts, claims, duties, payment and performance of all obligations, liabilities and indebtedness of every kind, direct or indirect, determined or undetermined, at law or in equity, whether or not asserted or raised and existing or alleged to exist or to have existed, at any time, which such signatory ever had or has or may have at this time against any Released Person, arising out of, relating to, or incurred in connection with, the Notes, the Indenture, this Agreement or the Exchange Offer and Consent Solicitation, or any transaction entered into hereunder or thereunder or any action taken or omitted to be taken by the Released Persons hereunder or thereunder (collectively, the "Released Claims").

        (b)   The releases provided for by paragraph (a) above shall be effective upon the consummation of the Exchange Offer and Consent Solicitation. The release by a signatory hereto will not apply if and to the extent that any payment or delivery, in whole or in part, by or on behalf of another signatory hereto under or in connection with this Agreement or the Exchange Offer and Consent Solicitation is rescinded or must be otherwise restored, whether as a result of any proceedings in bankruptcy, insolvency or reorganization or otherwise, all as though such payment or delivery had not been made. Each signatory hereto hereby covenants not to sue or pursue any legal or equitable action against any other signatory hereto with respect to any Released Claim, and if any such signatory shall breach such covenant, then (i) such non-breaching signatory shall be entitled to collect from such breaching signatory all reasonable out-of-pocket costs and expenses, including attorneys' fees, losses, claims and damages, incurred by such non-breaching signatory that are directly related to the defense of such action and (ii) the release granted to such breaching signatory by such non-breaching signatory shall be void ab initio and shall be deemed never to have been given.

[SIGNATURES BEGIN ON NEXT PAGE]

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

BROADWING INC.
By:	/s/ MARK W. PETERSON Name: Mark W. Peterson Title: Vice President & Treasurer
HARCH CAPITAL MANAGEMENT, INC.
By:
/s/ MICHAEL E. LEWITT Name: Michael E. Lewitt Title: President
621 Northwest 53rd St., 1 Park Place, Suite 620 Boca Raton, FL 33847
MUZINICH & CO. CREDIT
By:
/s/ DANIEL NACCARELLA Name: Daniel Naccarella Title: Chief Financial Officer
450 Park Avenue 1 New York, NY 10022
ALLIANZ INVESTMENT MANAGEMENT
By:
/s/ CHARLES J. DUDLEY Name: Charles J. Dudley Title: Vice President
55 Greens Farms Road Westport, CT 06881

Schedule A
To the Exchange and Voting Agreement

Noteholder and Principal Amount of Notes Held

Name	Principal Amount
Harch Capital Management, Inc.	$XX
Muzinich & Co. Credit	XX
Allianz Investment Management	XX

$40,633,000

Annex A
To the Exchange and Voting Agreement

Broadwing Inc.
Term Sheet For Proposed Exchange Offer and Consent Solicitation

        This Term Sheet sets forth the principal terms and conditions, as each may be amended in accordance with the terms of the Exchange and Voting Agreement (the "Agreement"), by which Broadwing Inc. (the "Company") intends to offer to exchange (the "Exchange Offer") any and all outstanding 9% Senior Subordinated Notes due 2008 (the "Notes") of Broadwing Communications Inc. ("BCI") for shares of the Company's common stock, par value $0.01 per share (the "Broadwing Stock"), and concurrently with making the Exchange Offer, the Company plans to engage in a related solicitation (the "Consent Solicitation") of consents of the holders of the Notes to certain amendments to the related indenture under which the Notes were issued to, among other things, eliminate all restrictive covenants. The Company also shall have the option to pay a portion of the Exchange Offer consideration in cash. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Agreement.

EXCHANGE OFFER:	Each Noteholder, in exchange for all outstanding Notes (plus accumulated and unpaid interest thereon) owned by such Noteholder, will receive on the date of the closing of the Exchange Offer and Consent Solicitation (the "Closing Date") a number of shares of Broadwing Stock determined by multiplying (i) the fraction, the numerator of which is the aggregate principal amount of Notes owned by such Noteholder on the Closing Date, and the denominator of which is the aggregate principal amount of Notes outstanding on the Closing Date, by (ii) 11,076,253. The Company shall have the option to pay a portion of the Exchange Offer consideration in cash, but in no event shall such cash payment exceed 1% of the total Exchange Offer consideration.

The consummation of the Exchange Offer will be subject to the condition that there be validly tendered and not withdrawn not less than 95% of the aggregate outstanding principal amount Notes (the "Minimum Tender Condition").

The Exchange Offer will include a simultaneous solicitation of consents (each, a "Consent") to amendments to the indenture under which the Notes were issued to, among other things, eliminate all restrictive covenants therein and such other provisions as shall be determined by the Company.
All tendering holders of Notes will be deemed to have delivered a Consent with respect to any Notes tendered.
CONDITIONS TO CLOSING:	The Exchange Offer and Consent Solicitation will be subject to certain conditions that may be waived by Broadwing in its sole discretion, such conditions being substantially to the following effect:
(i) the Minimum Tender Condition shall have been met;

(ii) the registration statement registering the Exchange Offer and Solicitation Consent having been declared effective by the Commission;
(iii) the "First Stage Closing" referred to in the Sale Agreement shall have been consummated on or before June 30, 2003 in accordance with the terms currently set forth in the Sale Agreement;
(iv) the absence of any threatened or pending litigation or other legal action relating to the Exchange Offer or Consent Solicitation;

(v) the absence of any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States (excluding the current U.S. military action in Iraq);
(vi) no merger, acquisition or other business combination proposal for the Company shall have been proposed; and
(vii) no governmental approvals are required in order to complete the Exchange Offer and Consent Solicitation.
GOVERNING LAW:	New York law.

ANNEX C

AMENDMENT
TO EXCHANGE AND VOTING AGREEMENT

        AMENDMENT, dated as of June 6, 2003 (this "Agreement"), by and among Cincinnati Bell, Inc., an Ohio corporation (formerly known as Broadwing Inc.) (the "Company"), and the undersigned beneficial owners of (or investment managers or advisors for accounts or funds that own) the 9% Senior Subordinated Notes due 2008 (the "Notes") of Broadwing Communications Inc., a Delaware corporation and a subsidiary of the Company ("BCI") (together with their applicable transferees, successors and assigns, each a "Noteholder" and, collectively, the "Noteholders").

        The Company and the Noteholders have entered into an Exchange and Voting Agreement dated March 24, 2003 (the "Existing Agreement"). The Company and the Noteholders wish to amend the Existing Agreement in certain respects and, accordingly, the parties hereto hereby agree as follows:

        SECTION 1.    Defined Terms.    Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Existing Agreement.

        SECTION 2.    Amendments to the Existing Agreement.

  (a)
  Section 7(iv) is hereby amended in its entirety as follows:

    "(iv) written notice from the Company or any Noteholder to the other parties hereto after August 15, 2003, if the closing of the Exchange Offer and Consent Solicitation has not occurred on or before such date; and"; and

  (b)
  Section 4 is hereby amended to add the following paragraph:

    "(f) Each Noteholder hereby waives, for so long as this Agreement remains in effect, any default or event of default under the Indenture that may result from the consummation of the "First Stage Closing", "Second Stage Closing" or "Third Stage Closing" referred to in the Sale Agreement."

        SECTION 3.    Noteholders' Representations and Warranties.    Each of the Noteholders represents and warrants to the other signatories to this Agreement that (i) as of the date of this Agreement, such Noteholder (together with its affiliates) is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the aggregate principal amount of Notes, set forth opposite such Noteholder's name on Schedule A hereto, with the sole power and authority to vote and dispose of such Notes, and such Notes are owned free and clear of any liens, encumbrances, equities or claims.

        SECTION 4.    Effective Date.    This Agreement shall become effective on the date first above written.

        SECTION 5.    Ratification.    The Existing Agreement, as amended hereby, shall remain in full force and effect and is hereby ratified, approved and confirmed in all respects.

        SECTION 6.    Miscellaneous.

        (a)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be as effective as delivery of a manually executed counterpart.

        (b)    Governing Law.    This Agreement shall be governed in all respects by the laws of the State of New York.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

CINCINNATI BELL, INC.

By:	/s/ MARK W. PETERSON Name: Mark W. Peterson Title: Vice President & Treasurer

HARCH CAPITAL MANAGEMENT, INC

By:	/s/ MICHAEL E. LEWITT Name: Michael E. Lewitt Title: President

621 Northwest 53rd St., 1 Park Place, Suite 620 Boca Raton, FL 33847

MUZINICH & CO. CREDIT

By:	/s/ DANIEL NACCARELLA Name: Daniel Naccarella Title: CFO

450 Park Avenue 1 New York, NY 10022

ALLIANZ INVESTMENT MANAGEMENT

By:	/s/ CHARLES J. DUDLEY Name: Charles J. Dudley Title: Vice President

55 Greens Farms Road Westport, CT 06881

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ NEIL YARIS Name: Neil Yaris Title:

277 Park Avenue New York, NY 10172

KBC FINANCIAL PRODUCTS (CAYMAN ISLANDS)

By:	/s/ THOMAS KOROSSY Name: Thomas Korossy Title: Managing Director

140 East 45th Street 2 Grand Central Tower, 42nd Floor New York, NY 10017-3144

Schedule A

To the Amendment to Exchange and Voting Agreement
Noteholder and Principal Amount of Notes Held

Name	Principal Amount
Harch Capital Management, Inc.	$	xxx
Muzinich & Co. Credit		xxx
Allianz Investment Management		xxx
Credit Suisse First Boston Corporation		xxx
KBC Financial Products (Cayman Islands)		xxx

Total		$42,717,000

ANNEX D

THIS AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR
A SOLICITATION OF ANY KIND. SUCH AN OFFER OR SOLICITATION WILL BE
MADE ONLY IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS.

Second Amendment to Exchange and Voting Agreement

        SECOND AMENDMENT, dated as of July 30, 2003 (this "Agreement"), by and among Cincinnati Bell Inc., an Ohio corporation (formerly known as Broadwing Inc.) (the "Company"), and the undersigned beneficial owners of (or investment managers or advisors for accounts or funds that own) the 9% Senior Subordinated Notes due 2008 (the "Notes") of BRCOM Inc., a Delaware corporation (formerly known as Broadwing Communications Inc.) and a subsidiary of the Company (together with their applicable transferees, successors and assigns, each a "Noteholder" and, collectively, the "Noteholders").

        The Company and the Noteholders have entered into an Exchange and Voting Agreement dated as of March 24, 2003 and as amended by the Amendment to Exchange and Voting Agreement, dated as of June 6, 2003 (as so amended, the "Existing Agreement"). The Company and the Noteholders wish to amend the Existing Agreement in certain respects and, accordingly, the parties hereto hereby agree as follows:

        SECTION 1.    Defined Terms.    Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Existing Agreement.

        SECTION 2.    Amendment to the Existing Agreement.

        Section 7(iv) is hereby amended in its entirety as follows:

  "(iv) written notice from the Company or any Noteholder to the other parties hereto after September 15, 2003 if the closing of the Exchange Offer and Consent Solicitation has not occurred on or before such date; and".

        SECTION 3.    Noteholders' Representations and Warranties.    Each of the Noteholders represents and warrants to the other signatories to this Agreement that (i) as of the date of this Agreement, such Noteholder (together with its affiliates) is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the aggregate principal amount of Notes, set forth opposite such Noteholder's name on Schedule A hereto, with the sole power and authority to vote and dispose of such Notes, and such Notes are owned free and clear of any liens, encumbrances, equities or claims.

        SECTION 4.    Effective Date.    This Agreement shall become effective on the date first above written.

        SECTION 5.    Ratification.    The Existing Agreement, as amended hereby, shall remain in full force and effect and is hereby ratified, approved and confirmed in all respects.

        SECTION 6.    Miscellaneous.

        (a)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be as effective as delivery of a manually executed counterpart.

        (b)    Governing Law.    This Agreement shall be governed in all respects by the laws of the State of New York.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

CINCINNATI BELL INC.
By:	/s/ MARK W. PETERSON Name: Mark W. Peterson Title: Vice President & Treasurer

HARCH CAPITAL MANAGEMENT, INC.

By:
Name: Title:
621 Northwest 53rd St., 1 Park Place, Suite 620 Boca Raton, FL 33847

Muzinich & Co. Credit

By:
Name: Title:
450 Park Avenue 1 New York, NY 10022

ALLIANZ INVESTMENT MANAGEMENT

By:
Name: Title:
55 Greens Farms Road Westport, CT 06881

CREDIT SUISSE FIRST BOSTON LLC

By:
Name: Title:
277 Park Avenue New York, NY 10172

KBC FINANCIAL PRODUCTS (CAYMAN ISLANDS)

By:
Name: Title:
140 East 45th Street 2 Grand Central Tower, 42nd Floor New York, NY 10017-3144

Schedule A
To the Second Amendment to Exchange and Voting Agreement

Noteholder and Principal Amount of Notes Held

Name	Principal Amount
Harch Capital Management, Inc.	$	XX
Muzinich & Co. Credit		XX
Allianz Investment Management		XX
Credit Suisse First Boston LLC		XX
KBC Financial Products (Cayman Islands)		XX

Total		$43,175,000

        Facsimile copies of the consent and letter of transmittal, properly completed and duly executed will be accepted. The consent and letter of transmittal, certificates for BRCOM 9% Notes and any other required documents should be sent or delivered by each holder of BRCOM 9% Notes or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at its address set forth below:

The Exchange Agent for the Exchange Offer
and Consent Solicitation is:

The Bank of New York

Reorganization Department, 7e
Attention: Diane Amoroso
101 Barclay Street
New York, New York 10286

Telephone: (212) 815-3738
Facsimile: (212) 298-1915

         Questions or requests for assistance or additional copies of this prospectus and solicitation statement and the consent and letter of transmittal may be directed to the dealer manager and solicitation agent at its address and telephone number set forth below. Noteholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer and consent solicitation.

The Dealer Manager and Solicitation Agent for the Exchange Offer
and Consent Solicitation is:

LEHMAN BROTHERS

Liability Management Group
Attention: Darrell Chiang
745 Seventh Avenue
New York, New York 10019

Toll Free: (800) 438-3242
Collect: (212) 528-7581

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS AND SOLICITATION STATEMENT

Item 20. Indemnification of Directors and Officers.

        With certain exceptions to the following limitation, Ohio law provides that a director is liable in damages for any action he or she takes or fails to take only if it is proved by clear and convincing evidence in a court of competent jurisdiction that such action or failure to act was taken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation.

        Under Ohio law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or in the right of the corporation, because the person is or was a director or officer, against liability reasonably incurred by the director or officer in connection with the proceeding if either:

  •
  the director or officer acted in good faith and in a manner the director or officer reasonably believes to be in or not opposed to the best interests of the corporation or

  •
  with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe the director's or officer's conduct was unlawful.

        Under Ohio law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by or in the rights of the corporation to procure a judgment in its favor, because the person is or was a director or officer against liability reasonably incurred by the director or officer in connection with the proceeding if the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except that a corporation may not indemnify a director or officer if either:

  •
  the director or officer has been adjudged to be liable for negligence or misconduct in the performance of the director's or officer's duty to the corporation unless and only to the extent that the court in which the proceeding was brought determines that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper or

  •
  the only liability asserted against a director in a proceeding is for the director voting for or assenting to the following:

  •
  the payment of a dividend or distribution, the making of a distribution of assets to shareholders, or the purchase or redemption of the corporation's own shares in violation of Ohio law or the corporation's articles of incorporation;

  •
  a distribution of assets to shareholders during the winding up of the affairs of the corporation, or dissolution or otherwise, without the payment of all known obligations of the corporation or without making adequate provision for their payment; or

  •
  the making of a loan, other than in the usual course of business, to an officer, director or shareholder of the corporation other than in the case of at the time of the making of the loan, a majority of the disinterested directors of the corporation voted for the loan and taking into account the terms and provisions of the loan and other relevant factors, determined that the making of the loan could reasonably be expected to benefit the corporation.

        Under Ohio law, to the extent that a director or officer has been successful on the merits or otherwise in defense of the proceeding, the director or officer must be indemnified against expenses actually and reasonably incurred by him or her in connection with that proceeding.

        Ohio law provides that any indemnification for a director or officer, unless ordered by a court, is subject to a determination that the director or officer has met the applicable standard of conduct. The determination will be made by either:

  •
  a majority of a quorum of the directors who are not parties to such proceeding;

  •
  if there is not a quorum of such directors, or if a majority vote of such directors so directs, independent counsel in a written opinion;

  •
  by the shareholders; or

  •
  by the court of common pleas or by the court in which the proceeding was brought.

        Ohio law provides that the corporation must pay expenses as they are incurred by the director or officer in defending the proceeding if the director or officer undertakes to:

  •
  repay the amount if it determined that the director's or officer's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and

  •
  reasonably cooperate with the corporation concerning the proceeding.

        Under Ohio law, a corporation may advance the expenses before the final disposition of a proceeding if the director or officer undertakes to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification.

        Ohio law gives a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against, and incurred in his or her capacity as a director or officer, whether or not the corporation would have the power to indemnify the director or officer against this liability under Ohio law.

        The Cincinnati Bell amended regulations provide that Cincinnati Bell will indemnify directors and officers to the fullest extent permitted by law.

Item 21. Exhibits.

Exhibit Number	Description
3.1(a)	Amended Articles of Incorporation of Cincinnati Bell Inc. (incorporated by reference to Exhibit 3.1(a) to Form S-4, filed July 17, 2003, Registration No. 333-104557).
3.1(b)	Amended Regulations of Cincinnati Bell Inc. (incorporated by reference to Exhibit 3.2 to Registration Statement No. 2-96054).
3.2(a)	Amdended Certificate of Incorporation of BRCOM Inc., as amended (incorporated by reference to Exhibit 3.2(a) to Form S-4, filed July 17, 2003, Registration No. 333-104557).
3.2(b)	Bylaws of BRCOM Inc., as amended (incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 1999, File No. 1-5367).
(4)(a)	Provisions of the Amended Articles of Incorporation and the Amended Regulations of the registrant, which define the rights of holders of Cincinnati Bell Common Shares and Cincinnati Bell Preferred Shares, are incorporated by reference to such Amended Articles filed as Exhibit 3.1(a) hereto and such Amended Regulations filed as Exhibit 3.1(b) hereto.

(4)(b)(i)	Rights Agreement dated as of April 29, 1997, between Broadwing and The Fifth Third Bank which includes the form of Certificate of Amendment to the Amended Articles of Incorporation of Broadwing as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to Exhibit 4.1 to Broadwing's Registration Statement on Form 8-A filed on May 1, 1997).
(4)(b)(ii)	Amendment No. 1 to the Rights Agreement dated as of July 20, 1999, between Broadwing and The Fifth Third Bank (incorporated by reference to Exhibit 1 to Amendment No. 1 of Broadwing's Registration Statement on Form 8-A filed on August 6, 1999).
(4)(b)(iii)	Amendment No. 2 to the Rights Agreement dated as of November 2, 1999, between Broadwing and The Fifth Third Bank (incorporated by reference to Exhibit 1 to Amendment No. 2 of Broadwing's Registration Statement on Form 8-A filed on November 8, 1999).
(4)(b)(iv)	Amendment No. 3 to the Rights Agreement dated as of June 10, 2002, between Broadwing and The Fifth Third Bank (incorporated by reference to Exhibit 1 to Amendment No. 3 of Broadwing's Registration Statement on Form 8-A filed on July 2, 2002).
(4)(c)(i)	Indenture dated July 1, 1993, between Cincinnati Bell Inc., Issuer, and The Bank of New York, Trustee, in connection with $50,000,000 of Cincinnati Bell Inc. 7 1/4% Notes Due June 15, 2023 (incorporated by reference to Exhibit 4-A to Form 8-K, date of report July 12, 1993, File No. 1-8519).
(4)(c)(ii)	Indenture dated as of October 27, 1993, among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4-A to Form 8-K, date of report October 27, 1993, File No. 1-8519).
(4)(c)(iii)	Indenture dated as of November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4-A to Form 8-K, date of report November 30, 1998, File No. 1-8519).
(4)(c)(iv)	Investment Agreement dated as of July 21, 1999, among Cincinnati Bell, Oak Hill Capital Partners L.P. and certain related parties of Oak Hill (incorporated by reference to Exhibit 4.9 to Form S-4 filed on September 13, 1999, File No. 1-8519).
(4)(c)(v)(1)	Indenture dated as of July 21, 1999 among Cincinnati Bell Inc., and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.10 to Form S-3 filed on November 10, 1999, File No. 1-8519).
(4)(c)(v)(2)	First Supplemental Indenture dated as of March 26, 2003, between Broadwing Inc. (f/k/a Cincinnati Bell Inc.), as Issuer, and The Bank of New York, as Trustee (incorporated by reference to Exhibit (4)(c)(v)(2) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).

(4)(c)(vi)	Indenture dated as of March 26, 2003, by and among Broadwing Inc., as Issuer, Cincinnati Bell Public Communications Inc., ZoomTown.com Inc., Cincinnati Bell Any Distance Inc., Cincinnati Bell Telecommunications Services Inc., Broadwing Financial LLC, Cincinnati Bell Wireless Company, Cincinnati Bell Wireless Holdings LLC and Broadwing Holdings Inc., as Guarantors, and The Bank of New York, as Trustee, in connection with $350,000,000 of Broadwing Inc. Senior Subordinated Discount Notes Due 2009 (incorporated by reference to Exhibit (4)(c)(vi) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(vii)	Warrant Agreement, dated as of March 26, 2003, by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and other purchasers (incorporated by reference to Exhibit (4)(c)(vii) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(viii)	Exchange and Registration Rights Agreement, dated as of March 26, 2003, by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine II Offshore, L.P., and other purchasers (incorporated by reference to Exhibit (4)(c)(viii) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(ix)	Equity Registration Rights Agreement, dated as of March 26, 2003, by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and other purchasers (incorporated by reference to Exhibit (4)(c)(ix) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(x)(1)	Purchase Agreement, dated as of March 26, 2003, by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchaser of Senior Subordinated Notes due 2009 of Broadwing Inc (incorporated by reference to Exhibit (4)(c)(x)(1) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(x)(2)	First Amendment to Purchase Agreement, dated as of March 26, 2003, by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and other purchasers of Senior Subordinated Notes due 2009 of Broadwing Inc (incorporated by reference to Exhibit (4)(c)(x)(2) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(xi)	Indenture dated as of July 11, 2003, by and among Cincinnati Bell Inc., as Issuer, BRFS LLC, BRHI Inc., Cincinnati Bell Any Distance Inc., Cincinnati Bell Complete Protection Inc., Cincinnati Bell Public Communications Inc., Cincinnati Bell Wireless Holdings LLC, Cincinnati Bell Wireless Company, Cincinnati Bell Telecommunications Services Inc. and ZoomTown.com Inc., as Guarantors, and The Bank of New York, as Trustee in connection with Cincinnati Bell 7 1/4% Senior Notes due 2013 (incorporated by reference to Exhibit (4)(c)(xi) to Form S-4, filed July 17, 2003, Registration No. 333-104557).

(4)(c)(xii)	Exchange and Registration Rights Agreement, dated as of July 11, 2003, by and between Cincinnati Bell Inc., BRFS LLC, BRHI Inc., Cincinnati Bell Any Distance Inc., Cincinnati Bell Complete Protection Inc., Cincinnati Bell Public Communications Inc., Cincinnati Bell Wireless Holdings LLC, Cincinnati Bell Wireless Company, Cincinnati Bell Telecommunications Services Inc. and ZoomTown.com Inc. and Credit Suisse First Boston LLC and the other purchasers (incorporated by reference to Exhibit (4)(c)(xii) to Form S-4, filed July 17, 2003, File No. 1-8519).
(4)(c)(xiii)	No other instrument which defines the rights of holders of long term debt of the registrant is filed herewith pursuant to Regulation S-K, Item 601(b)(4)(iii)(A). Pursuant to this regulation, the registrant hereby agrees to furnish a copy of any such instrument to the SEC upon request.
(4)(d)(1)	Indenture dated as of April 21, 1998, between IXC Communications, Inc. and IBJ Schroder Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 of the April 22, 1998 Form 8-K).
(4)(d)(2)	Form of Supplemental Indenture, between Broadwing Communications Inc. (f/k/a IXC Communications, Inc.) and The Bank of New York (f/k/a IBJ Schroder Bank & Trust Company), as Trustee (included as Annex A to the prospectus and solicitation statement, which is a part of this registration statement).
5	Opinion of Frost Brown Todd LLC regarding the validity of the securities being registered (filed herewith).
(10)(i)(A)(1)(i)	Credit Agreement dated as of November 9, 1999, amended and restated as of March 26, 2003, among Broadwing Inc. (f/k/a Cincinnati Bell Inc.) and Broadwing Communications Service, Inc. (f/k/a IXC Communications Services, Inc.), as the Borrowers, the Initial Lenders, Initial Issuing Banks and Swing Line Banks named therein, Bank of America, N.A., as Syndication Agent, Citicorp USA, Inc., as Administrative Agent, Credit Suisse First Boston and The Bank of New York, as Co-Documentation Agents, PNC Bank, N.A., as Agent and Salomon Smith Barney Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit (10)(i)(1) to Form 10-K, for the year ended December 31, 2002, File No. 1-8519).
(10)(i)(A)(1)(ii)	Amendment, Waiver and Consent to the Credit Agreement among Cincinnati Bell Inc. (f/k/a Broadwing Inc.), an Ohio Corporation, and Broadwing Communications Services Inc. (f/k/a IXC Communications Services, Inc.), a Delaware corporation, the banks, financial institutions and other institutional lenders parties to the Credit Agreement (as defined therein), Bank of America, N.A., as syndication agent, Citicorp USA, Inc., as administrative agent, and the other agents party to the Credit Agreement (incorporated by reference to Exhibit (10)(i)(A)(1)(ii) to Form S-4, filed June 23, 2003, File No. 1-8519).
(10)(i)(A)(1)(iii)	Amendment No. 2 to the Credit Agreement among Cincinnati Bell Inc. (f/k/a Broadwing Inc.), an Ohio corporation, and BCSI Inc. (f/k/a Broadwing Communications Services, Inc.), a Delaware corporation, the banks, financial institutions and other institutional lenders parties to the Credit Agreement (as defined therein), Bank of America, N.A., as syndication agent, Citicorp USA, Inc., as administrative agent, and the other agents party to the Credit Agreement (incorporated by reference to Exhibit (10)(i)(A)(1)(iii) to Form S-4, filed July 17, 2003, File No. 1-8519).

(10)(i)(A)(2)	Asset Purchase Agreement by and among Broadwing Inc., Cincinnati Bell Directory Inc. and CBD Media, Inc., dated as of February 4, 2002 (incorporated by reference to Exhibit (10)(i)(A)(2) to Form 10-K for the year ended December 31, 2001, File No. 1-8519).
(10)(i)(A)(3)(i)	Asset Purchase Agreement between Broadwing Communications Services Inc., Broadwing Communications Services of Virginia, Inc., Broadwing Communications Real Estate Services LLC, Broadwing Services LLC, IXC Business Services LLC, Broadwing Logistics LLC, Broadwing Telecommunications Inc., IXC Internet Services, Inc. and MSM Associates, Limited Partnership and C III Communications, LLC and C III Communications Operations, LLC, dated as of February 22, 2003 ("the Asset Purchase Agreement) (incorporated by reference to Exhibit (99)(i) to Form 8-K, filed February 28, 2003, File No. 1-8519).
(10)(i)(A)(3)(ii)	Amendment No. 1 to the Asset Purchase Agreement dated June 6, 2003 (incorporated by reference to Exhibit 99.l to Form 8-K, filed on June 13, 2003).
(10)(i)(A)(3)(iii)	Letter Agreement Amendment Number 2 to the Asset Purchase Agreement (incorporated by reference to Exhibit (10)(i)(A)(3)(iii) to Form S-4, filed June 23, 2003, Registration No. 333-104557).
(10)(iii)(A)(1)	Short Term Incentive Plan of Broadwing Inc., as amended and restated effective July 24, 2000 (incorporated by reference to Exhibit (10)(iii)(A)(1) to Form 10-Q for the three months ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(2)	Broadwing Inc. Deferred Compensation Plan for Outside Directors, as amended and restated effective July 24, 2002 (incorporated by reference to Exhibit (10)(iii)(A)(2) to Form 10-Q for the three months ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(3)(i)	Broadwing Inc. Pension Program, as amended and restated effective July 24, 2000 (incorporated by reference to Exhibit (10)(iii)(A)(4) to Form 10-Q for the three months ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(3)(ii)	Cincinnati Bell Pension Program, as amended and restated effective March 3, 1997 (incorporated by reference to Exhibit (10)(iii)(A)(3)(ii) to Form 10-K for the year ended December 31, 1997, File No. 1-8519).
(10)(iii)(A)(4)	Broadwing Inc. Executive Deferred Compensation Plan, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit (10)(iii)(A)(4) to Form 10-Q for the three months ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(5)	Broadwing Inc. 1997 Long Tern Incentive Plan, as amended and restated effective July 24, 2000 (incorporated by reference to Exhibit (10)(iii)(A)(1) to Form 10-Q for the three months ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(6)	Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors, as revised and restated effective January 1, 2001 (incorporated by reference to Exhibit (10)(iii)(A)(6) to Form 10-Q for the three months ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(7)	Cincinnati Bell Inc. 1989 Stock Option Plan (incorporated by reference to Exhibit (10)(iii)(A)(14) to Form 10-K for 1989, File No. 1-8519).
(10)(iii)(A)(8)	Employment Agreement dated January 1, 1999, between Broadwing and Kevin W. Mooney (incorporated by reference to Exhibit (10)(iii)(A)(ii) to Form 10-K for 1998, File No. 1-8519).

(10)(iii)(A)(8.1)	Amendment to Employment Agreement effective September 20, 2002 between Broadwing and Kevin W. Mooney (incorporated by reference to Exhibit (10)(iii)(A)(9.1) to Form 10-Q for the three months ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(8.2)	Amendment to Employment Agreement effective February 3, 2003 between Broadwing and Kevin W. Mooney (incorporated by reference to Exhibit (10)(iii)(A)(8.2) to Form 10-K for 2002, File No. 1-8519).
(10)(iii)(A)(8.3)	Third Amendment to Employment Agreement between Cincinnati Bell Inc. and Kevin W. Mooney (incorporated by reference to Exhibit 99.2 to Form 8-K, filed June 24, 2003, File No. 1-8519).
(10)(iii)(A)(9)	Employment Agreement effective December 4, 2001, between Broadwing and Michael W. Callaghan (incorporated by reference to Exhibit (10)(iii)(A)(10) to Form 10-K for 2001, File No. 1-8519).
(10)(iii)(A)(9.1)	Amendment to Employment Agreement effective February 3, 2003 between Broadwing and Michael W. Callaghan (incorporated by reference to Exhibit (10)(iii)(A)(9.1) to Form 10-K for 2002, File No. 1-8519).
(10)(iii)(A)(10)	Employment Agreement effective January 1, 1999, between Broadwing and John F. Cassidy (incorporated by reference to Exhibit (10)(iii)(A)(11.1) to Form 10-Q for the three months ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(11)	Employment Agreement effective January 1, 2000, between Broadwing and Jeffrey C. Smith. (incorporated by reference to Exhibit (10)(iii)(A)(12) to Form 10-Q for the quarter ended March 31, 2001, File No. 1-8519).
(10)(iii)(A)(11.1)	Amendment to Employment Agreement effective September 20, 2002 between Broadwing and Jeffrey C. Smith (incorporated by reference to Exhibit (10)(iii)(A)(12.1) to Form 10-Q for the quarter ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(11.2)	Amendment to Employment Agreement effective February 3, 2003 between Broadwing and Jeffrey C. Smith (incorporated by reference to Exhibit (10)(iii)(A)(11.2) to Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(10)(iii)(A)(12)	Employment Agreement effective July 24, 2002 between Broadwing and Thomas L. Schilling (incorporated by reference to Exhibit (10)(iii)(A)(13) to Form 10-Q for the quarter ended June 30, 2002, File No. 1-8519).
(10)(iii)(A)(12.1)	Amendment to Employment Agreement effective February 3, 2003 between Broadwing and Thomas L. Schilling (incorporated by reference to Exhibit (10)(iii)(A)(12.1) to Form 10-K for 2002, File No. 1-8519).
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21(a) to Form 10-K for 2001; File No. 1-8519).
23(a)	Consent of PricewaterhouseCoopers LLP, independent accountants of Cincinnati Bell Inc. and BRCOM Inc. (filed herewith).
23(b)	Consent of Frost Brown Todd LLC (contained in Exhibit 5).
24	Power of Attorney (previously filed with this registration statement).

99.1	Exchange and Voting Agreement, dated as of March 24, 2003, by and among Broadwing Inc., and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 9% Senior Subordinated Notes due 2008 of Broadwing Communications Inc., a subsidiary of Broadwing Inc. (incorporated by reference to Exhibit (99.3) to Form 10-K for the year ended December 31, 2001, File No. 1-8519).
99.1(a)	Amendment to the Exchange and Voting Agreement, dated June 6, 2003, by and among Broadwing Inc. and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 9% Senior Subordinated Notes due 2008 of Broadwing Communications Inc. (filed herewith as Annex C).
99.1(b)	Second Amendment to the Exchange and Voting Agreement, dated as of July 31, 2003, by and among Cincinnati Bell Inc. and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 9% Senior Subordinated Notes due 2008 of BRCOM Inc. (filed herewith as Annex D).
99.2	Exchange and Voting Agreement, dated as of March 24, 2003, by and among Broadwing Inc., and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 12 1/2% Series B Junior Exchangeable Preferred Stock due 2009 of Broadwing Communications Inc., a subsidiary of Broadwing Inc. (incorporated by reference to Exhibit (99.4) to Form 10-K for the year ended December 31, 2002, File No. 1-8519.
99.2(a)	Amendment to the Exchange and Voting Agreement, dated July 30, 2003, by and among Cincinnati Bell Inc. and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 12 1/2% Series B Junior Exchangeable Preferred Stock due 2009 of BRCOM incorporated by reference to Exhibit 99.2(a) to Form S-4, filed July 30, 2003, Registration No. 333-104557.
99(a)	Form of Consent and Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (filed herewith).
99(b)	Form of Notice of Guaranteed Delivery (filed herewith).
99(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).
99(d)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

Item 22. Undertakings.

  (1)
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2)
  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (3)
  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (4)
  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio, on July 30, 2003.

CINCINNATI BELL INC.
By	/s/ THOMAS L. SCHILLING
	Name:	Thomas L. Schilling
	Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on July 30, 2003.

SIGNATURE	TITLE

CINCINNATI BELL INC.
* Kevin W. Mooney	Principal Executive Officer; Chief Executive Officer and Director
* Thomas L. Schilling	Principal Financial Officer; Chief Financial Officer
* John F. Cassidy	Chief Operating Officer and Director
/s/ JAMES H. REYNOLDS James H. Reynolds	Principal Accounting Officer; Vice President and Controller
* Phillip R. Cox	Chairman of the Board; Director
* Daniel J. Meyer	Director
* Lawrence J. Bouman	Director
* J. Taylor Crandall	Director
* Karen M. Hoguet	Director
* Carl Redfield	Director
* David S. Sharrock	Director
* John M. Zrno	Director

*
Signed by James H. Reynolds as attorney-in-fact

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND CONSENT SOLICITATION
SUMMARY
RISK FACTORS
Risk Factors Related to the Exchange Offer and Consent Solicitation
Risk Factors Related to the Business of Cincinnati Bell
Risk Factors Related to BRCOM
FORWARD-LOOKING STATEMENTS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Cincinnati Bell Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations (dollars in millions)
Cincinnati Bell Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations (dollars in millions)
Cincinnati Bell Inc. Unaudited Pro Forma Condensed Consolidated Balance Sheet (dollars in millions)
BRCOM Unaudited Pro Forma Condensed Consolidated Statement of Operations (dollars in millions)
BRCOM Unaudited Pro Forma Condensed Consolidated Statement of Operations (dollars in millions)
BRCOM Unaudited Pro Forma Condensed Consolidated Balance Sheet (dollars in millions)
STOCK PRICES AND DIVIDENDS
BACKGROUND OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
RELATIONSHIP BETWEEN CINCINNATI BELL AND BRCOM
THE EXCHANGE OFFER AND CONSENT SOLICITATION
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
DESCRIPTION OF CINCINNATI BELL CAPITAL STOCK
DESCRIPTION OF CINCINNATI BELL AND BRCOM INDEBTEDNESS
Cincinnati Bell
BRCOM
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF CINCINNATI BELL
CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF BRCOM
ARTICLE I Amendments to Indenture
ARTICLE II MISCELLANEOUS
EXCHANGE AND VOTING AGREEMENT
Noteholder and Principal Amount of Notes Held
Broadwing Inc. Term Sheet For Proposed Exchange Offer and Consent Solicitation
AMENDMENT TO EXCHANGE AND VOTING AGREEMENT
To the Amendment to Exchange and Voting Agreement Noteholder and Principal Amount of Notes Held
Second Amendment to Exchange and Voting Agreement
Noteholder and Principal Amount of Notes Held
PART II INFORMATION NOT REQUIRED IN PROSPECTUS AND SOLICITATION STATEMENT
SIGNATURES